       As filed with the Securities and Exchange Commission via EDGAR on
                                January 23, 1998
                                                      Registration No. 333-42215

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------
                                Amendment No. 1
                                       to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------
                         CRUSADER HOLDING CORPORATION
             (Exact name of registrant as specified in its charter)

                                  Pennsylvania
        (State or other jurisdiction of incorporation or organization)

                  6749                                      23-2562545
     (Primary Standard Industrial                        (I.R.S. Employer
      Classification Code Number)                       Identification No.)

                              1230 Walnut Street
                       Philadelphia, Pennsylvania 19107
                                (215) 893-1500
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Bruce A. Levy
                                   President
                         Crusader Holding Corporation
                              1230 Walnut Street
                       Philadelphia, Pennsylvania 19107
                                (215) 893-1500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies to:

         Justin P. Klein, Esquire                      Mark K. Kessler, Esquire
    Ballard Spahr Andrews & Ingersoll                 Richard A. Silfen, Esquire
     1735 Market Street, 51st Floor              Wolf, Block, Schorr and Solis-Cohen LLP
    Philadelphia, Pennsylvania 19103               111 South 15th Street, 12th Floor
           (215) 665-8500                           Philadelphia, Pennsylvania 19102
                                                           (215) 977-2000

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Secur-ities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ---------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Secur-ities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED JANUARY 23, 1998

                                1,000,000 Shares

[GRAPHIC OMITTED]

                         CRUSADER HOLDING CORPORATION
                                 Common Stock

                            ---------------------

     All of the shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by Crusader Holding Corporation, a Pennsylvania corporation (the "Company"). Prior to the Offering, there has been no public market for the Common Stock.

     It is currently estimated that the initial public offering price will be between $14 and $16 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "CRSB."
                            ---------------------

     Prospective investors should carefully consider the factors set forth in "Risk Factors" beginning on page 10 hereof.
                             ---------------------
THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                         INSURER OR GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                             Underwriting
                                             Discounts and        Proceeds to
                      Price to Public        Commissions(1)        Company(2)
--------------------------------------------------------------------------------
Per Share .........      $                     $                   $
--------------------------------------------------------------------------------
Total(3) ..........    $                     $                   $
================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to pay the representative of the Underwriters (the "Representative") a financial advisory fee of $75,000. See "Underwriting."

(2) Before deducting estimated expenses of the Offering (exclusive of the aforementioned financial advisory fee) of approximately $400,000 payable by the Company and approximately $3.2 million of Company indebtedness to certain existing shareholders (who are also directors of the Company). See "Use of Proceeds."

(3) The Company has granted the Underwriters an option to purchase up to 150,000 additional shares of Common Stock at the Price to Public less
  Underwriting Discounts and Commissions solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
  be $   , $    and $   , respectively. See "Underwriting."
                            ---------------------

     The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made to the Underwriters on or about February , 1998.

                            ---------------------
                                 Advest, Inc.


                The date of this Prospectus is February  , 1998

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZATION, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriters (as defined herein) will not exercise their over-allotment option, and that outstanding shares do not include 300,000 shares reserved for issuance under the Company's stock option plans. Where appropriate, amounts throughout this Prospectus have been adjusted retroactively to reflect a two-for-one split of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), in December 1997 and a twenty-eight-for-one split of the Common Stock in March 1996, both of which were effected in the form of a stock dividend. Except as the context may otherwise require (i) the "Company" means Crusader Holding Corporation together with its wholly-owned subsidiary, Crusader Savings Bank, FSB (the "Bank"), and the subsidiaries of the Bank, (ii) the "Bank" means the Bank and its subsidiaries, and (iii) "fiscal" or "fiscal year" means the Company's fiscal year ended June 30th. Ratios computed with respect to fiscal years are actual and with respect to interim periods have been annualized. See "Risk Factors."

                                  The Company

     The Company, a Pennsylvania corporation established in 1988 and headquartered in Philadelphia, Pennsylvania, is the holding company for the Bank, a federally chartered savings bank. Currently, all of the Company's business activities are conducted through the Bank. At December 31, 1997, the Company had total assets of $161.3 million, total deposits of $140.7 million and total shareholders' equity of $5.7 million. The Bank's deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law. As a savings and loan holding company, the Company is subject to the supervision and regulation of the Office of Thrift Supervision ("OTS").

     The Bank provides community banking services through two branches and two automated teller machines ("ATMs") in Philadelphia, and has focused primarily on mortgage lending for residential and multi-family housing and commercial real estate. In the latter part of 1995, management began to refocus the Company and developed a plan designed to expand its operations and to grow its assets and profitability. The Company's strategy is to maintain a core banking operation that provides a growing stream of income enhanced by engaging in various specialty lending and product niche activities designed to provide the Company with significantly higher risk-adjusted rates of return. These activities currently include the origination and acquisition for resale of nonconforming credit residential mortgages ("Nonconforming Mortgages"), the origination of loans guaranteed by the U.S. Small Business Administration ("SBA") and the acquisition of delinquent property tax liens.

     The key elements of the Company's strategy include:

   o Maintaining and increasing the Company's core banking operations by expanding its portfolio lending activities;

   o Expanding the Bank's Nonconforming Mortgage operation by developing new broker relationships, increasing the purchase of loan pools and broadening the geographic scope of its activities; and

   o Increasing other existing specialty lending and product niche activities and identifying and developing new activities.

     The Company believes that the Bank can compete effectively in its various areas of business activity because of the quality of its management team, its ready access to federally insured deposits and borrowings from the Federal Home Loan Bank ("FHLB"), and the ability to use its federal charter to operate throughout the United States. In addition to generating interest income, the Bank's specialty lending and product niche activities are beginning to generate significant levels of non-interest income, in particular from the Bank's sale of Nonconforming Mortgage loans.

     The Bank generally sells for cash its interest in its Nonconforming Mortgage loans to institutional investors. To date, the Bank has favored this approach over securitizations because it realizes a cash gain on the sale of its loans and retains no risks, other than certain repurchase risks associated with representations and warranties and, in certain cases, first year prepayment risks. This differentiates the Bank from institutions that securitize their loans, which retain default and prepayment risk on the loans they have historically securitized, and which in certain cases, have incurred write-downs of their securitization receivables due to adverse default and prepayment experience. The Bank does not retain these risks and, since it sells its loans together with their related servicing rights, does not retain any risk with respect to the ongoing valuation of servicing rights.

     The Company, through the Bank, has been successful in implementing its strategy and has become increasingly profitable. The Company has grown its assets from $63.6 million as of June 30, 1995 to $161.3 million as of December 31, 1997. During this period of growth, the Company grew its core banking income by increasing its net interest income and controlling its core operating expenses. In addition, the Company is continuing to grow and expand its Nonconforming Mortgage lending operations. Nonconforming Mortgage originations totaled $24.5 million for the year ended June 30, 1997, $25.6 million for the quarter ended September 30, 1997 and $71.5 million for the quarter ended December 31, 1997.

     The Company had net income of $926,000 for the quarter ended December 31, 1997, as compared to net income of $270,000 for the comparable prior year period. Net income for the six months ended December 31, 1997 was $1.6 million, as compared to net income of $497,000, exlcuding a one-time SAIF assessment, for the comparable prior year period.

     The executive office of the Company is located at 1230 Walnut Street, Philadelphia, Pennsylvania 19107 and its telephone number is (215) 893-1500.

                      Summary Consolidated Financial Data

                                                At or for the Three
                                             Months Ended September 30,    At or for the Year Ended June 30,
                                             --------------------------  -------------------------------------
                                                   1997        1996         1997        1996         1995
                                               -----------  ----------  -----------  ----------  ------------
                                                     (Unaudited)
                                                    (In thousands, except per share amounts and ratios)
Net income (loss) ...........................   $    665     $    35     $    962     $   112     $  (65)
Net income (loss), excluding SAIF assess-
  ment(1) ...................................        665         227        1,154         112        (65)
Net income (loss) per share(2)(6) ...........       0.31        0.02         0.46        0.07      (0.05)
Net income (loss) per share, excluding
  SAIF assessment(1)(2) .....................       0.31        0.11         0.55        0.07      (0.05)
Total assets ................................    134,538      88,703      117,093      81,307     63,550
Loans receivable, net .......................     93,857      62,830       85,992      53,604     43,616
Loans held for sale .........................     16,767       1,528        6,244       1,659      1,550
Shareholders' notes(3) ......................      3,238       2,918        2,990       2,918      1,970
Shareholders' equity ........................      3,871       1,605        2,895       1,512      1,197
Return on average assets(5) .................       2.02%       0.16%        0.97%       0.17%    (0.12)%
Net yield on interest-earning assets ........       3.31%       2.69%        2.89%       2.23%     2.08 %
Supplemental Performance Ratios:
  Return on average assets, excluding
   SAIF assessment(1)(5) ....................       2.02%       1.07%        1.17%       0.17%    (0.12)%
  Return on average invested
   capital(4)(5) ............................      37.42%       3.10%       16.35%       2.53%    (2.05)%
  Return on average invested capital,
   excluding SAIF assessment(1)(4)(5) .......      37.42%      20.08%       19.61%       2.53%    (2.05)%

-------------
(1) In September 1996, the Company incurred a one-time SAIF assessment of $296,000 to recapitalize the fund. Net of related tax effects, this reduced net income by $192,000 for the quarter ended September 30, 1996 and the year ended June 30, 1997.
(2) Adjusted to retroactively reflect prior stock splits. See "Dividends." (3) The Company issued notes payable to shareholders, the proceeds of which were contributed as capital to the Bank. Such notes will be repaid from the proceeds of the Offering. See "Use of Proceeds."
(4) Invested capital is the sum of shareholders' notes and shareholders' equity.
(5) Interim period ratios are annualized where appropriate.
(6) Supplemental earnings per share would have been $0.29 and $0.47 for the quarter ended September 30, 1997 and the year ended June 30, 1997, respectively, assuming that a sufficient number of shares of Common Stock were issued at an assumed public offering price of $15 per share to permit the Company to repay the debt to shareholders outstanding during the respective periods with the proceeds from the sale of such shares.

                                 The Offering

Common Stock offered ..................   1,000,000 shares
Common Stock outstanding prior
  to the Offering .....................   2,500,000 shares
Common Stock outstanding after
  the Offering ........................   3,500,000 shares
Use of Proceeds .......................   The estimated net proceeds received by the Company from the sale of the shares of Common Stock offered hereby will be used to repay
                                          $3.2 million of the Company's indebtedness to certain existing shareholders (who are also directors of the Company), and the bal-
                                          ance will be contributed as capital to the Bank. The Bank intends to use such capital for general corporate purposes and to support the future growth of the assets of the Bank. See "Use of Proceeds."
Dividends on Common Stock .............   The Company does not currently intend to pay cash dividends on the Common Stock. See "Dividends."
Nasdaq National Market symbol .........   Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol
                                          "CRSB."

                                 Risk Factors

     Prospective investors should carefully consider the matters set forth under "Risk Factors."

                              Recent Developments

     The following is a summary of the Company's results of operations for the three and six month periods ended December 31, 1997 and 1996, and its financial condition as of December 31, and June 30, 1997.

                                                                     At or for the               At or for the
                                                                      Three Months                 Six Months
                                                                   Ended December 31,          Ended December 31,
                                                               --------------------------  --------------------------
                                                                   1997          1996          1997          1996
                                                               ------------  ------------  ------------  ------------
                                                                                    (Unaudited)
                                                                (In thousands, except per share amounts and ratios)
Interest income .............................................    $  3,523      $  1,865      $  6,341      $  3,531
Interest expense ............................................       2,190         1,210         3,941         2,321
                                                                 --------      --------      --------      --------
Net interest income .........................................       1,333           655         2,400         1,210
Provision for loan losses ...................................         170            10           185            21
                                                                 --------      --------      --------      --------
Net interest income after provision for loan losses .........       1,163           645         2,215         1,189
                                                                 --------      --------      --------      --------
Non-Interest Income:
  CMC(1) non-interest income ................................       1,311           290         2,144           467
  Other .....................................................         149           155           317           286
                                                                 --------      --------      --------      --------
Total non-interest income ...................................       1,460           445         2,461           753
                                                                 --------      --------      --------      --------
Non-Interest Expenses:
  CMC non-interest expenses .................................         730           235         1,292           353
  Core non-interest expenses ................................         452           440           901           824
  SAIF special assessment ...................................          --            --            --           296
                                                                 --------      --------      --------      --------
Total non-interest expenses .................................       1,182           675         2,193         1,473
                                                                 --------      --------      --------      --------
Income before income tax expense ............................       1,441           415         2,483           469
Income tax expense ..........................................         507           145           865           164
Income before minority interest .............................         934           270         1,618           305
Minority interest ...........................................           8            --            27            --
                                                                 --------      --------      --------      --------
Net income ..................................................    $    926      $    270      $  1,591      $    305
                                                                 ========      ========      ========      ========
Net income per share ........................................    $  0.39       $  0.14       $  0.70       $  0.15
                                                                 ========      ========      ========      ========
Selected Ratios:
  Return on average assets(2) ...............................        2.39%         1.18%         2.22%         0.68%
  Net yield on interest-earning assets(2) ...................        3.49%         2.94%         3.40%         2.82%
  Return on average invested capital(2)(3) ..................       47.10%        23.18%        41.04%        13.29%
  Non-accrual loans to net loans ............................        0.93%         1.16%         0.93%         1.16%
  Allowance for loan losses to net loans ....................        0.65%         0.61%         0.65%         0.61%
  Bank core capital ratio ...................................        5.02%         5.16%         5.02%         5.16%
  Total Bank risk-based capital..............................       10.51%        11.37%        10.51%        11.37%

                                                                          December 31,     June 30,
                                                                              1997           1997
                                                                         --------------   ----------
                                                                           (Unaudited)
                                                                               (In thousands)
Cash and cash equivalents ............................................      $  9,121      $    325
Loans held for sale ..................................................        29,616         6,244
Investment and mortgage-backed securities available-for-sale .........        18,697        22,343
Loans receivable, net ................................................       100,407        85,992
Other real estate owned ..............................................           111            --
Other assets .........................................................         3,376         2,189
                                                                            --------      --------
 Total Assets ........................................................      $161,328      $117,093
                                                                            ========      ========
Deposits .............................................................      $140,657      $ 95,906
Advances from Federal Home Loan Bank .................................            --         8,950
Securities sold under agreements to repurchase .......................        10,780         5,780
Other liabilities ....................................................           926           503
Shareholders' notes ..................................................         3,238         2,990
Minority interest ....................................................            46            69
Shareholders' equity .................................................         5,681         2,895
                                                                            --------      --------
  Total Liabilities and Shareholders' Equity .........................      $161,328      $117,093
                                                                            ========      ========

-------------
(1) Crusader Mortgage Corporation ("CMC").
(2) Ratios are annualized where appropriate.
(3) Invested capital is the sum of shareholders' notes and shareholders' equity.


Results of Operations

     Three months ended December 31, 1997 versus three months ended December 31, 1996. Net income increased to $926,000 for the three months ended December 31, 1997 as compared to $270,000 for the comparable prior year period. Net interest income increased by $678,000 or 103.51% due primarily to a growth in average earning assets of $63.6 million and an increase in the net yield on interest-earning assets to 3.49% as compared to 2.94% in the prior year period. The provision for loan losses increased by $160,000 to $170,000 for the current year period due to a growth in the loan portfolio. There were no charge-offs of loans in either period. Non-interest income increased by $1.0 million or 228.81% due primarily to an increase in CMC Nonconforming Mortgage banking income to $1.3 million as compared to $290,000 for the prior year period. Non-interest expenses increased by $507,000 due primarily to an increase in CMC operating expenses of $495,000. Excluding CMC's operating expenses, non-interest expenses increased by $12,000, due primarily to expansion of the Bank's staff to accommodate the growth in assets. Income tax expense was $362,000 higher due to the increased profitability.

     Six months ended December 31, 1997 versus six months ended December 31, 1996. Net income increased to $1.6 million for the six months ended December 31, 1996 as compared to $305,000 for the comparable prior year period. Excluding the one-time SAIF special assessment incurred in the prior year period, net income increased by $1.1 million or 220.12%. Net interest income increased by $1.2 million or 98.35% due primarily to a growth in average earning assets of $55.3 million and an increase in the net yield on interest-earning assets to 3.40% as compared to 2.82% in the prior year period. Non-interest income increased by $1.7 million or 226.83% due primarily to an increase in CMC Nonconforming Mortgage banking income to $2.1 million as compared to $467,000 for the prior year period. Non-interest expenses increased by $720,000. Excluding an increase in CMC operating expenses of $939,000 and the $296,000 one-time SAIF assessment incurred in the prior year period, non-interest expenses increased by $77,000, which is due primarily to the Bank's expansion of staff to accommodate the growth in assets. Income tax expense was $701,000 higher due to the increased profitability.

Financial Condition

     The Company's assets increased to $161.3 million at December 31, 1997 as compared to $117.1 million at June 30, 1997. The increase in assets primarily reflects the deployment of proceeds from certificates of deposits into loans, including portfolio loans and loans held for sale. At December 31, 1997, the loan portfolio aggregated $100.4 million as compared to $86.0 million at June 30, 1997 with the growth concentrated in Commercial Real Estate (as defined below) loans and conforming adjustable rate residential mortgages. Loans held for sale increased to $29.6 million at December 31, 1997 as compared to $6.2 million at June 30, 1997. This increase resulted primarily from an increase in the volume of Nonconforming Mortgage originations and acquisitions, which aggregated $71.5 million during the three month period ended December 31, 1997. Cash and cash equivalents aggregated $9.1 million at December 31, 1997 as compared to $325,000 at June 30, 1997. This increase resulted primarily from the proceeds of two loan pool sales on December 30, 1997. Other assets increased by $1.2 million due largely to the $928,000 of excess of cost over fair value of assets acquired in connection with the Bank's acquisition of the remaining shares of CMC. Deposits were $140.7 million at December 31, 1997 as compared to $95.9 million at June 30, 1997 reflecting primarily an increase in certificates of deposits. Shareholders' equity increased by $2.8 million due to the $1.6 million of net income generated during the period, and as a result of the issuance of additional shares of Common Stock in connection with the September 30, 1997 capital contributions by shareholders and the purchase of the remaining shares of CMC.


Acquisition of Minority Interest in CMC

     Effective November 30, 1997, the Company, the Bank and CMC entered into an agreement with the minority shareholder of CMC and a corporation controlled by him (the "Minority Shareholder Corporation"). The agreement provides for the Bank's acquisition of the entire interest in CMC held by the minority shareholder in exchange for 150,000 shares of the Common Stock, and further provides for the payment of accrued compensation of $250,000. The agreement also provides for a reduction in the number of shares of Common Stock to which the minority shareholder would otherwise be entitled in the event that CMC's net income for the twelve months ending December 31, 1998 does not exceed a certain level. The agreement further requires that the minority shareholder's shares of Common Stock be escrowed for three years, with a portion of such shares released on each of three designated dates. The agreement also contains certain indemnities in favor of the Company, the Bank and CMC and prohibits the minority shareholder and the Minority Shareholder Corporation from competing with the Company for a period of three years. In addition, for a three year period from the effective date of the agreement, the Minority Shareholder Corporation shall receive a monthly payment of $6,250, and the minority shareholder shall be available, upon request and subject to regulatory approval, to serve as a consultant to CMC. As a result of this transaction, as of November 30, 1997, the Bank owned all of the outstanding shares of CMC. If the Bank had owned 100% of CMC and the Company issued 150,000 additional shares of Common Stock on July 1, 1996, net income would have increased by $43,000 and net income per share would have decreased by $0.01 for the year ended June 30, 1997 and net income and net income per share would have increased by $103,000 and $0.02, respectively, for the quarter ended September 30, 1997.

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors, which address those risks material to the Offering and the Company, should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. Certain statements in this Prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates" and "anticipated." In addition, certain financial ratios with respect to interim periods have been computed on an annualized basis and as a result, may be considered forward-looking statements, although they are not necessarily indicative of the actual ratios that would result from an entire year of operations. These forward-looking statements are based on the Company's current expectations. To the extent any of the information contained in this Prospectus constitutes a "forward-looking statement," the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.


Restrictions on the Company as a Holding Company

     The Company is a legal entity separate and distinct from the Bank, although the principal source of the Company's operating cash flow is from the Bank. The right of the Company to participate in the assets of any subsidiary, including the Bank, upon liquidation, reorganization or otherwise (and thus the ability of the holders of Common Stock to benefit from any distribution of such assets) will be subject to the claims of such subsidiary's creditors, which will have priority over the interests of the holders of Common Stock, except, under certain circumstances, to the extent that the Company may itself be a creditor with a recognized claim. The Bank is also subject to restrictions under federal law which limit the transfer of funds by the Bank to the Company, whether in the form of loans, extensions of credit, investments, asset purchases or otherwise. See "Supervision and Regulation."


Risk of Recent Rapid Growth of Company and Bank

     During the last several fiscal years, the Company and the Bank have experienced rapid and significant growth. The total assets of the Company have increased from $63.6 million at June 30, 1995, to $134.5 million at September 30, 1997. Although the Company believes that it has adequately managed its growth in the past, there can be no assurance that the Company will continue to experience similar growth, or any growth, in the future and, to the extent that it does experience continued growth, that the Company will be able to adequately and profitably manage such growth. The continued growth of the Bank has led the Company to undertake the Offering and the capital to be raised from the Offering is necessary to provide sufficient capital to support the anticipated future growth of assets. No assurance can be given that rapid growth will continue, and, if it does, there is no assurance that the earnings of the Bank or other sources of capital which may be available to the Bank can adequately provide the necessary capital for the Bank to maintain required regulatory capital levels commensurate with continued rapid growth. The level of future earnings of the Company also will depend on the ability of the Bank to profitably deploy and manage the increased assets. The rapid growth of the Bank in asset size and the rapid increase in its volume of loans during the past several fiscal years have increased the possible risks inherent in an investment in the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Although the Bank has experienced moderate loan losses to date, the rapid growth of its loan portfolio from $43.6 million at June 30, 1995, to $93.9 million at September 30, 1997, may result in an increase to its loan loss experience. Many of the loans recently made by the Bank are unseasoned, and, therefore, specific payment and loss experience for this portion of the portfolio has not yet been fully established. This may increase the potential for additional loan losses even if the Bank continues to adhere to the same underwriting criteria and monitoring procedures that have resulted in the Bank's moderate loan loss experience to date. In addition, the Bank has generated non-interest income from certain specialty lending and product niche activities, and anticipates continued expansion of these activities. However, there can be no assurance that the Bank will be able to increase these activities in a manner consistent with management's business goals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Loan Losses."

Adequacy of Allowance for Loan Losses

     The risk of loan losses varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value of the collateral. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and a regular review of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses for specific loans when their ultimate collectibility is considered questionable and, for other loans, based upon a percentage of the outstanding balances. Because certain lending activities involve greater risks, the percentage applied to specific loan types may vary. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future credit losses, or if the regulatory authorities require the Bank to increase its allowance for loan losses, the Bank's earnings could be significantly and adversely affected.

     As of September 30, 1997, the allowance for loan losses was $487,000, which represented 45.13% of nonperforming assets and 0.52% of the total net loan portfolio as of such date. The Bank actively manages its nonperforming loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate allowance for loan losses. As its loan growth has increased, the Bank has increased its allowance for loan losses. The Bank believes that such allowance is adequate; however, future additions to the allowance in the form of the provision for loan losses may be necessary due to changes in economic conditions and the growth and performance of the Bank's loan portfolio. See "-- Risk of Recent Rapid Growth of Company and Bank."


Concentration of Credit Risk

     The Bank's loan portfolio is concentrated in the Philadelphia metropolitan area. As a result, a decline in the general economic conditions in the Philadelphia metropolitan area could have a material adverse effect on the Company. See "Business -- Core Banking Activities -- Conforming Credit Residential Lending" and "-- Commercial Real Estate Lending."


Risks Related to Certain Operating Activities

     The Company is engaged in a variety of lending activities which generally involve significant uncertainties and risks, including changing economic conditions and interest rates. In addition, many of the activities in which the Company is involved and the loans and securities which it purchases and sells involve real estate. Accordingly, the Company's operating performance is subject to and affected by many of the risks typically related to real estate lending, including borrower default, foreclosure, liquidation, significant declines in the value of the properties that secure loans and environmental hazards.

     The Company's strategy is to enhance the earnings generated by its core banking operation by engaging in various specialty lending and product niche activities that are designed to provide it with significantly higher risk-adjusted rates of return than its historic bank lending activities. The Company intends to monitor on an ongoing basis the risk/reward characteristics of each of its specialty lending and product niche activities and determine whether to expand, maintain or discontinue such activity. The Company may also elect to pursue additional specialty lending and product niche activities. There can be no assurance that the Company will be successful in its assessment of the risk/reward characteristics of each of its specialty lending and product niche activities or, even if such characteristics are considered favorable, that the Company will successfully operate such activity. There can be no assurance that the Company will be able to identify new specialty lending activities and if such activities are identified, that the Company will be able to develop such activities.

     Commercial Real Estate Loans. Although as of September 30, 1997, approximately 68% of the Com-pany's mortgage portfolio was in single family residential real estate loans, of which approximately 80% conformed to the underwriting standards of the Federal National Mortgage Association ("FNMA"), an increasingly significant portion of the Company's mortgage portfolio is in multi-family residential and non-residential ("Commercial Real Estate") loans. Mortgage lending with respect to these loans may entail risks of loss in the event of delinquency and foreclosure that are greater than similar risks associated with traditional single family residential loans. These risks result from a variety of factors, including generally larger loan balances, the dependency on the successful operation of the project for repayment and loan terms which often do not require a full amortization of the loan over its term and instead, provide for a balloon payment at the stated maturity. Although the Company generally requires personal guarantees on these loans, if the net operating income from the project is reduced, the borrower's ability to repay the loan may be impaired. There can be no assurance that the Bank's Commercial Real Estate loans will not be adversely affected by these and other risks related to such activities.

     Nonconforming Credit Residential Real Estate Loans. The Bank originates and acquires Nonconforming Mortgage loans made to borrowers who, because of prior credit problems, the absence of a credit history, deviation from FNMA guidelines or other factors, are unable or unwilling to qualify as borrowers under FNMA guidelines ("nonconforming borrowers"). The Bank seeks to resell these loans on a non-recourse basis pursuant to the terms of certain agreements with purchasers pertaining thereto. The Bank's ability to continue to earn income from this line of business is dependent, among other things, upon the volume of loans to nonconforming borrowers that the Bank is able to originate, acquire and resell. These loans are offered pursuant to various programs, including programs which provide for reduced or no documentation for verifying a borrower's income and employment. Loans to nonconforming borrowers present a higher level of risk of default than conforming loans because of the increased potential for default by borrowers who may have had previous credit problems or who do not have any credit history, and may not be as saleable as loans which conform to FNMA guidelines. There can be no assurance that the Bank will be able to sell these loans, and if the Bank is unable to sell the loans, they will become part of the Bank's portfolio.


Potential Impact of Changes in Interest Rates

     The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets (as defined below) and its interest expense on interest-bearing liabilities (as defined below). The Bank, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Changes in the general level of interest rates can affect the Bank's net interest income by affecting the spread between the Bank's interest-earning assets and interest-bearing liabilities, as well as, among other things, the ability of the Bank to originate loans, the value of the Bank's interest-earning assets and its ability to realize gains from the sale of such assets, the average life of the Bank's interest-earning assets, and the Bank's ability to obtain deposits in competition with other available investment alternatives. Historically, a major source of the Bank's asset growth has been funded by deposits, primarily certificates of deposit ("CDs"), which typically provide for a higher interest rate than other bank deposit products, such as checking and savings accounts, and the rates at which they are offered fluctuate largely as a result of changes in market interest rates. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond the control of the Bank. Interest rate risk also arises from mismatches between the dollar amount of repricing or maturing assets and liabilities. Although management believes that the maturities of the Bank's assets currently are well-balanced in relation to its liabilities (which belief involves various estimates as to how changes in the general level of interest rates will impact its assets and liabilities), there can be no assurance that the profitability of the Bank would not be adversely affected during any period of change in interest rates. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Asset and Liability Management."


Limitations Imposed by Government Regulation

     Both the Company, as a savings and loan holding company, and the Bank, as a federally-chartered savings bank, are subject to extensive government supervision and regulation, which is intended primarily for the protection of depositors. In addition, both the Company and the Bank are subject to changes in federal and state laws, including changes in tax laws which could materially affect the real estate lending industry, as well as changes in regulations, government policies and accounting principles. Recently enacted, proposed and future legislation and regulations have had and will continue to have significant impact on the financial services industry, including the Company. Some of the legislative and regulatory changes may benefit the Company. However, other changes may increase the Company's costs of doing business and assist competitors, which could have a materially adverse effect on the Company. There can be no assurance that the Company will be able to comply with regulations promulgated in the future. See "Supervision and Regulation."

Impact of Changes in Economic Conditions and Monetary Policies

     Conditions beyond the Company's control may have a significant impact on changes in the Company's net interest income and non-interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) the fiscal and debt management policies of the federal government, including changes in tax laws; (iii) the monetary policy of the Board of Governors of the Federal Reserve (the "Federal Reserve Board");
(iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

High Degree of Competition

     The banking business is highly competitive. The Bank competes with other savings banks, commercial banks, savings and loan associations, mortgage bankers and brokers, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of the Bank's primary competitors are substantially larger, have substantially greater resources and lending limits than the Bank and may offer certain services, such as trust services, that the Bank does not provide at this time. In addition, many of the Bank's primary competitors may have lower costs of funds than the Bank. Furthermore, the current level of gains realized by the Bank and its competitors on the sale of loans they originate and acquire is attracting and may continue to attract additional competitors into the mortgage markets. Increased competition could have adverse side effects, including (i) lowering gains that may be realized on the Bank's loan sales, (ii) reducing the volume of the Bank's loan originations and loan sales and (iii) increasing the demand for the Bank's experienced personnel and the potential that such personnel will be recruited by the Bank's competitors. The profitability of the Company depends upon the Bank's ability to compete in the market relevant to each of its businesses.

Relationship with Subsidiaries

     All of the Company's operations are currently conducted through its wholly-owned subsidiary, the Bank, and through the Bank's subsidiaries. The Bank has entered into agreements with the minority shareholders of each subsidiary which is not wholly-owned. Each of the minority shareholders is integral to the day-to-day operation of each respective subsidiary. The profitability of the Company is contingent in part on the profitability of the Bank's subsidiaries. In the event that any one or more of the subsidiaries experiences a loss, such loss could have a material adverse effect on the Company. The Bank does not have employment agreements with the minority shareholders of the subsidiaries. Severance of the relationship between the Bank and any of the subsidiaries or its minority shareholders could have a material adverse effect on the Company. There can be no assurance that the Bank's relationship with the minority shareholders will continue or that the subsidiaries will continue to operate profitability.

Effects of Anti-Takeover Provisions in Discouraging Takeover Offers and Changes in Management

     The Company's Articles of Incorporation and Bylaws provide, among other things, that (1) special meetings of the Company's shareholders may be called only by the Chairman of the Board of Directors, the President or a majority of the Company's Board of Directors; (2) the Board of Directors may issue additional shares of authorized Common Stock and fix the terms and designations of and issue shares of authorized preferred stock without any further action by the shareholders; (3) a majority of the shareholders can act by written consent with prompt notice thereof given to the remaining shareholders thereafter and
(4) shareholders who propose to nominate a candidate for election to the Board of Directors must give advance notice of such nomination, and furnish information relating to the proposed nominee, to the Company. The management of the Company does not have the ability to waive any of these provisions. See "Certain Restrictions on Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws."

     Such provisions are intended to encourage a potential acquiror of the Company to negotiate with the Board of Directors, which the Company believes is in the best position to act on behalf of all of the shareholders, before seeking to obtain control of the Company. Such provisions may, however, have the effect of discouraging takeover offers that certain shareholders might deem to be in their best interests, including takeover proposals in which shareholders might receive a premium for their shares over the then-current market price. Such provisions will also make it more difficult for individual shareholders or a group of shareholders to replace existing management, whether or not such shareholders believe that a change in management is in the best interest of the Company.

Reliance on Existing Management

     The operations of the Company to date have been largely dependent on existing management. The loss to the Company of one or more of its existing executive officers could have a material adverse effect on its business and results of operations. The Company has entered into employment agreements with certain executive officers of the Company and the Bank. See "Management."


Control by Management/Principal Shareholders

     A total of 2,350,000 shares, or 67.14%, of the outstanding shares of Common Stock will be owned beneficially by the directors and executive officers of the Company following the Offering. As of the date of this Prospectus (after giving effect to the Offering), Thomas J. Knox, Chairman and a director of the Company, will own beneficially 1,610,000 shares, or 46.00%, of the outstanding shares of Common Stock and Bruce A. Levy, President and a director of the Company, will own beneficially 690,000 shares, or 19.71%, of the outstanding shares of Common Stock. Therefore, to the extent they vote together, Mr. Knox and Mr. Levy will have the ability to control the election of the Company's Board of Directors and other corporate actions requiring shareholder approval. See "Security Ownership of Certain Beneficial Owners and Management."


Dilution and Benefit to Existing Shareholders

     The proposed initial public offering price is substantially higher than the net tangible book value per share of the Common Stock as of September 30, 1997. As a result, investors participating in the Offering will incur immediate and substantial net tangible book value dilution in the amount of $9.82 per share. See "Dilution."


No Prior Public Market; Determination of Offering Price

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representative. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that an active trading market in the Common Stock will develop or be sustained following the Offering. In addition to the risks inherent in stock market investing in general, an investment in the Common Stock has the additional risk that the number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares and therefore should not view the Common Stock as a short-term investment.


Shares Eligible for Future Sale

     Sales of shares of Common Stock in the public market following the Offering by existing shareholders or option holders could adversely affect the market price of the Common Stock. The Company's executive officers and directors have agreed not to sell any of their shares until 180 days after the date of this Prospectus without the prior written consent of the Representative. According to Rule 144 under the Securities Act, as currently in effect, these shares will not be eligible for public sale until at least 90 days after the date of this Prospectus, and then will be subject to the volume limitations and other conditions imposed by Rule 144. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $15 per share and after giving effect to the payment of underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $13.5 million ($15.6 million if the Underwriters' over-allotment option is exercised in full). Approximately $3.2 million of the net proceeds will be used by the Company to repay, without premium or penalty, borrowings under several notes held by certain of the Company's existing shareholders (who are also directors of the Company), the proceeds of which notes were contributed as capital to the Bank. The notes provide for interest at an annual rate of 6% and mature on March 1 and December 31, 2006 and September 30, 2007. The balance of the net proceeds will be contributed as capital to the Bank. The Bank intends to use such proceeds for working capital and for other general corporate purposes.


                                   DIVIDENDS

     Historically, the Company has not paid cash dividends on the Common Stock. The Company's Board of Directors does not currently intend to pay cash dividends, and intends to retain all earnings to fund the growth of the Company and the Bank. In December 1997, a two-for-one split of the Common Stock and in March 1996, a twenty-eight-for-one split of the Common Stock were effected, each in the form of a stock dividend. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including the Company's and the Bank's financial condition and results of operations, investment opportunities available to the Company and the Bank, capital requirements, regulatory limitations, tax considerations and general economic conditions. No assurance can be given, however, that any dividends will be paid or, if payment is made, will continue to be paid.

     The principal source of income and cash flow for the Company, including cash flow to pay cash dividends on the Common Stock, is from the Bank. Various federal laws, regulations and policies limit the ability of the Bank to pay cash dividends to the Company. For certain limitations on the Bank's ability to pay cash dividends to the Company, see "Supervision and Regulation -- Regulation of the Bank -- Limitations on Capital Distributions."

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and the regulatory capital ratios of the Bank at September 30, 1997, and as adjusted, at such date, to give effect to the issuance and sale of the shares of Common Stock offered hereby and the application of the net proceeds therefrom as set forth in "Use of Proceeds," including the contribution by the Company to the capital of the Bank of a portion of the estimated net proceeds therefrom. The table should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                                At September 30, 1997
                                                                              -------------------------
                                                                                Actual      As Adjusted
                                                                              ----------   ------------
                                                                                     (Unaudited)
                                                                               (Dollars in thousands)
Shareholders' notes .......................................................    $ 3,238       $     --
                                                                               -------       --------
Shareholders' Equity:
   Preferred Stock $0.01 par value, 5,000,000 shares authorized, actual and
    as adjusted; none outstanding, actual and as adjusted .................         --             --
   Common Stock $0.01 par value, 20,000,000 shares authorized, actual and as adjusted; 2,350,000 shares issued and outstanding, actual and
    3,350,000 issued and outstanding, as adjusted (1)(2)(3) ...............         24             34
   Additional paid-in capital(1)(3) .......................................      2,317         15,782
   Retained earnings ......................................................      1,517          1,517
   Unrealized gains on securities available-for-sale ......................         13             13
                                                                               -------       --------
      Total shareholders' equity ..........................................      3,871         17,346
                                                                               -------       --------
   Total capitalization ...................................................    $ 7,109       $ 17,346
                                                                               =======       ========

                                                 At September 30, 1997
                                       -----------------------------------------
                                                                       Minimum
                                                                     Regulatory
                                         Actual      As Adjusted     Requirement
                                       ----------   -------------   ------------
                                                      (Unaudited)
Bank Capital Ratios(1):
   Tangible capital ................      5.29%        11.95%          1.50%
   Core (leverage) capital .........      5.29         11.95           4.00
   Risk-based capital ..............     10.26         23.36           8.00
------------
(1) Assumes the Company will contribute the net proceeds from the sale of the shares of Common Stock offered hereby, after payment of $3.2 million of indebtedness, to the Bank as set forth in "Use of Proceeds." Also assumes that the Underwriters' over-allotment option to purchase up to 150,000 shares is not exercised. The Bank capital ratios, as adjusted, are computed in a manner consistent with OTS guidelines and assume that the net proceeds from the Offering that are contributed to the Bank are invested in assets that carry a 20% risk-weighting.

(2) Excludes 150,000 shares of Common Stock issued effective November 30, 1997 in connection with the Company's acquisition of the minority interest in CMC. See "Prospectus Summary -- Recent Developments." Also excludes 300,000 shares of Common Stock reserved for issuance under the Company's stock option plans. See "Management -- Remuneration of Executive Officers -- Stock Option Plans."

(3) Adjusted retroactively to reflect a two-for-one split of the Common Stock in December 1997 and a twenty-eight-for-one split of the Common Stock in March 1996, both of which were effected in the form of a stock dividend.

                                   DILUTION

     The difference between the public offering price per share of Common Stock and the Company's net tangible book value per share after the Offering constitutes the dilution to new investors in the Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

     At September 30, 1997, the net tangible book value of the Company was $3,871,000, or $1.65 per share. After giving effect to the sale of the 1,000,000 shares of Common Stock being offered hereby and the receipt of the estimated net proceeds therefrom (assuming an initial public offering price of $15 per share and less underwriting discounts and commissions and estimated expenses of the Offering), the pro forma net tangible book value of the Company at September 30, 1997 would be approximately $17,346,000, or $5.18 per share, representing an immediate increase in net tangible book value of $3.53 per share to existing shareholders and an immediate dilution of $9.82 per share to new investors. The following table illustrates the foregoing information with respect to dilution to new investors on a per share basis.

     Assumed initial public offering price ...............................                $ 15.00
        Net tangible book value before the Offering ......................   $ 1.65
        Increase attributable to new investors in the Offering ...........     3.53
                                                                             ------
     Adjusted pro forma net tangible book value after the Offering .......                   5.18
                                                                                          -------
     Dilution to new investors in the Offering ...........................                $  9.82
                                                                                          =======


     The following table sets forth, with respect to existing shareholders and new investors in the Offering, a comparison of the number of shares of Common Stock acquired from the Company, the percentage of ownership of such shares, the total cash consideration paid, the percentage of total cash consideration paid and the average price per share.

                                                                       Total Cash
                                      Shares Purchased               Consideration             Average
                                  -------------------------   ----------------------------    Price Per
                                     Number       Percent         Amount         Percent        Share
                                  -----------   -----------   --------------   -----------   ----------
Existing shareholders .........   2,350,000       70.15%        $ 2,322,000      13.40%       $  0.99
New investors .................   1,000,000       29.85          15,000,000      86.60         15.00
                                  ---------      ------         -----------     ------        -------
Total .........................   3,350,000      100.00%        $17,322,000     100.00%       $  5.17
                                  =========      ======         ===========     ======        =======

     The above table assumes an initial public offering price of $15 per share, no exercise of the Underwriters' over-allotment option, no exercise of outstanding stock options and no purchase by existing shareholders of shares offered hereby. If the Underwriters' over-allotment option is exercised in full, new investors will have paid $17,250,000 for 1,150,000 shares of Common Stock, representing approximately 88.14% of the total cash consideration for 32.86% of the total Common Stock outstanding. In addition, the above table excludes 150,000 shares of Common Stock issued in December 1997 in connection with the acquisition of the minority interest in CMC. See "Prospectus Summary -- Recent Developments." The table also excludes 300,000 shares of Common Stock reserved for issuance under the Company's stock option plans. Upon consummation of the Offering, there will be outstanding options to purchase an aggregate of 101,200 shares of Common Stock. See "Management -- Remuneration of Executive Officers," "Description of the Capital Stock" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected information regarding the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Consolidated historical financial and other data regarding the Company at or for the three months ended September 30, 1997 and 1996 have been prepared by the Company without audit and may not be indicative of results on an annualized basis or any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

                                               At or for the Three
                                            Months Ended September 30,
                                            --------------------------
                                                1997          1996
                                            ------------  ------------
                                                   (Unaudited)
                                            (In thousands, except per
                                             share amounts and ratios)
Selected Results of Operations:
 Interest income(1) ......................    $  2,818      $  1,666
 Interest expense ........................       1,751         1,111
 Net interest income .....................       1,067           555
 Provision for loan losses ...............          15            11
 Total non-interest income ...............       1,001           308
  CMC non-interest income(1) .............         833           177
 Total non-interest expenses .............       1,011           798
  Core non-interest expenses .............         449           384
  CMC expenses ...........................         562           118
  SAIF special assessment(2) .............           0           296
 Minority interest in earnings ...........          19             0
 Income tax expense (benefit)(3) .........         358            19
 Net income (loss) from continuing
  operations .............................         665            35
 Income from discontinued opera-
  tions(4) ...............................           0             0
 Cumulative effect of change in
  accounting principle(3) ................           0             0
 Net income (loss) .......................         665            35
 Net income (loss), excluding SAIF
  assessment(2) ..........................         665           227
Per Share Data:(5)
 Income (loss) from continuing opera-
  tions per share(10) ....................        0.31          0.02
 Weighted average shares outstanding .           2,170         2,000
Selected Balance Sheet Data:
 Total assets ............................    $134,538      $ 88,703
 Loans held for sale .....................      16,767         1,528
 Investment and mortgage-backed
  securities(9) ..........................      20,840        22,317
 Loans receivable net ....................      93,857        62,830
 Deposits ................................     110,625        66,381
 Borrowings ..............................      15,130        16,701
 Shareholders' notes .....................       3,238         2,918
 Shareholders' equity ....................       3,871         1,605
Performance Ratios:(6)
 Return on average assets ................        2.02%         0.16%
 Net yield on interest-earning assets ....        3.31%         2.69%
Supplemental Performance Ratios: (6)
 Return on average assets, excluding
  SAIF assessment(2) .....................        2.02%         1.07%
 Return on average invested capital(7)....       37.42%         3.10%
 Return on average invested capital,
  excluding SAIF assessment(2)(7) ........       37.42%        20.08%
Non-interest expenses, excluding CMC
 expenses and SAIF assessment, to
 average assets(2) .......................        1.37%         1.81%

                                                             At or for the Year Ended June 30,
                                            --------------------------------------------------------------------
                                                1997          1996          1995          1994          1993
                                            ------------  ------------  ------------  ------------  ------------
                                                    (In thousands, except per share amounts and ratios)
Selected Results of Operations:
 Interest income(1) ......................    $  7,919      $  4,973      $ 3,773       $  2,351     $   5,219
 Interest expense ........................       5,130         3,559        2,681          1,335         3,804
 Net interest income .....................       2,789         1,414        1,092          1,016         1,415
 Provision for loan losses ...............          58            42           30             30           114
 Total non-interest income ...............       1,585           417          199            644         1,143
  CMC non-interest income(1) .............       1,074             0            0              0             0
 Total non-interest expenses .............       2,862         1,616        1,346          1,170         2,937
  Core non-interest expenses .............       1,680         1,616        1,346          1,170         2,937
  CMC expenses ...........................         886             0            0              0             0
  SAIF special assessment(2) .............         296             0            0              0             0
 Minority interest in earnings ...........          12             0            0              0             0
 Income tax expense (benefit)(3) .........         480            61          (20)           211           225
 Net income (loss) from continuing
  operations .............................         962           112          (65)           249          (718)
 Income from discontinued opera-
  tions(4) ...............................           0             0            0            301             0
 Cumulative effect of change in
  accounting principle(3) ................           0             0            0             83             0
 Net income (loss) .......................         962           112          (65)           633          (718)
 Net income (loss), excluding SAIF
  assessment(2) ..........................       1,154           112          (65)           633          (718)
Per Share Data:(5)
 Income (loss) from continuing opera-
  tions per share(10) ....................        0.46          0.07        (0.05)          0.18        ( 0.51)
 Weighted average shares outstanding .           2,083         1,600        1,400          1,400         1,400
Selected Balance Sheet Data:
 Total assets ............................    $117,093      $ 81,307      $63,550       $ 39,243     $  73,869
 Loans held for sale .....................       6,244         1,659        1,550            738        17,942
 Investment and mortgage-backed
  securities(9) ..........................      22,343        22,097       16,651         12,770         1,478
 Loans receivable net ....................      85,992        53,604       43,616         24,471        20,369
 Deposits ................................      95,906        59,624       47,530         27,180        63,661
 Borrowings ..............................      14,730        16,651       12,097          9,402         6,000
 Shareholders' notes .....................       2,990         2,918        1,970            880         2,484
 Shareholders' equity ....................       2,895         1,512        1,197          1,238           605
Performance Ratios:(6)
 Return on average assets ................        0.97%         0.17%       (0.12)%         0.86%       ( 0.93)%
 Net yield on interest-earning assets ....        2.89%         2.23%        2.08%          3.12%         2.01%
Supplemental Performance Ratios: (6)
 Return on average assets, excluding
  SAIF assessment(2) .....................        1.17%         0.17%       (0.12)%         0.86%       ( 0.93)%
 Return on average invested capital(7)....       16.35%         2.53%       (2.05)%        11.76%       (23.24)%
 Return on average invested capital,
  excluding SAIF assessment(2)(7) ........       19.61%         2.53%       (2.05)%        11.76%       (23.24)%
Non-interest expenses, excluding CMC
 expenses and SAIF assessment, to
 average assets(2) .......................        1.70%         2.47%        2.48%          4.05%         3.80%


                                             At or for the Three
                                          Months Ended September 30,            At or for the Year Ended June 30,
                                          -------------------------  ----------------------------------------------------------
                                               1997        1996        1997        1996        1995        1994        1993
                                            ----------  ----------   ----------  ----------  ----------  ----------  ----------
                                                 (Unaudited)
Asset Quality Ratios:
 Non-accrual loans to net loans(8) .......      0.66%       0.94%       0.87%       1.11%       0.88%       3.37%       5.07%
 Non-performing loans to net loans(8).....      1.04%       1.58%       1.28%       1.81%       2.43%       7.03%       8.94%
 Non-performing assets to net loans
  plus OREO(8) ...........................      1.15%       1.71%       1.28%       1.96%       2.56%       7.22%      10.25%
 Allowance for loan losses to total
  non-accrual loans(8) ...................     75.42%      74.37%      63.36%      72.51%     101.57%      44.61%      36.11%
 Allowance for loan losses to net loans         0.52%       0.70%       0.55%       0.80%       0.89%       1.50%       1.83%
Capital Ratios:
 Company equity to assets ................      2.88%       2.03%       2.45%       1.86%       1.88%       3.15%       0.82%
 Bank core capital ratio .................      5.29%       5.48%       5.12%       5.79%       5.05%       5.30%       4.47%
 Bank risk-based capital ratio ...........     10.26%      12.57%      10.81%      12.72%      11.65%      12.42%      10.27%

------------
 (1) Effective July 1, 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." The effect of adoption was not significant to the Company's financial position or results of operations.

 (2) In September 1996, the Company incurred a one-time SAIF assessment of $296,000 to recapitalize the fund. Net of related tax effects, this assessment reduced net income by $192,000 for the quarter ended September 30, 1996 and the year ended June 30, 1997.

 (3) Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the adoption of SFAS No. 109 was the recognition of deferred tax assets and an $83,000 reduction of income tax expense for the year ended June 30, 1994.

 (4) During the year ended June 30, 1994, the Company sold its conforming residential mortgage servicing portfolio. Net of related tax effects, this resulted in a gain of $301,000 for the year ended June 30, 1994.

 (5) Per share amounts have been adjusted to retroactively reflect prior stock splits. See "Dividends."

 (6) Interim period ratios are annualized where appropriate. Returns are calculated based on income (loss) from continuing operations.

 (7) Invested capital is the sum of shareholders' notes and shareholders' equity.

 (8) Non-accrual loans are loans past due 90 or more days and on which interest is not being accrued. Non-performing loans are loans past due 90 or more days, including non-accrual loans and loans still accruing interest. Non-performing assets are non-performing loans plus Other Real Estate Owned ("OREO"). Effective July 1, 1995, the Company adopted SFAS No. 114, "Accounting for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." The effect of adoption was not significant to the Company's financial position or results of operations.

 (9) Effective July 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adoption was not material to the Company's financial position or results of operations.

(10) Supplemental earnings per share would have been $0.29 and $0.47 for the quarter ended September 30, 1997 and the year ended June 30, 1997, respectively, assuming that a sufficient number of shares of Common Stock were issued at an assumed public offering price of $15 per share to permit the Company to repay the debt to shareholders outstanding during the respective periods with the proceeds from the sale of such shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion of the Company's consolidated financial condition and results of operations and capital resources and liquidity should be read in conjunction with Selected Consolidated Financial Data and the Consolidated Financial Statements and related Notes included elsewhere herein. Prospective investors are urged to carefully consider this related information in connection with a review of the following discussion.


General

     The Company is a holding company operating a federally chartered savings bank. The Bank conducts community banking activities by accepting deposits from the public and investing the proceeds in loans and investment securities. In addition to bank lending products, such as single family conforming credit residential mortgages ("Conforming Residential Mortgages"), home equity loans, multi-family residential and non-residential real estate (collectively, "Commercial Real Estate") loans and SBA loans, the Bank originates or acquires Nonconforming Mortgages that are subsequently resold in larger pools and delinquent property tax liens. In order to manage its liquidity and interest rate risk, the Bank maintains an investment portfolio consisting of bonds and mortgage-backed securities, all of which currently are U.S. Treasury or U.S. Government Agency quality. The Bank's loan and investment portfolios are funded with deposits as well as borrowings from the FHLB or collateralized borrowings secured by the Bank's investment securities. The Bank's earnings are largely dependent upon its net interest income (the difference between what it earns on its loans and investments and what it pays on its deposits and borrowings). In addition to net interest income, the Bank's net income is impacted by its loan loss provision, non-interest income (such as revenues realized by CMC in its Nonconforming Mortgage operation, mortgage banking revenue from the sale of conforming residential mortgage loans and loan, deposit and ATM fees) and non-interest expenses (such as salaries and benefits, professional fees, occupancy costs, deposit insurance premiums and expenses related to CMC Nonconforming Mortgage operations).


Acquisition of Minority Interest in CMC

     Effective November 30, 1997, the Company, the Bank and CMC entered into an agreement with the minority shareholder of CMC and the Minority Shareholder Corporation. The agreement provides for the Bank's acquisition of the entire interest in CMC held by the minority shareholder in exchange for 150,000 shares of the Common Stock, and further provides for the payment of accrued compensation of $250,000. The agreement also provides for a reduction in the number of shares of Common Stock to which the minority shareholder would otherwise be entitled in the event that CMC's net income for the twelve months ending December 31, 1998 does not exceed a certain level. The agreement further requires that the minority shareholder's shares of Common Stock be escrowed for three years, with a portion of such shares released on each of three designated dates. The agreement also contains certain indemnities in favor of the Company, the Bank and CMC and prohibits the minority shareholder and the Minority Shareholder Corporation from competing with the Company for a period of three years. In addition, for a three year period from the effective date of the agreement, the Minority Shareholder Corporation shall receive a monthly payment of $6,250, and the minority shareholder shall be available, upon request and subject to regulatory approval, to serve as a consultant to CMC. As a result of this transaction, as of November 30, 1997, the Bank owned all of the outstanding shares of CMC. If the Bank had owned 100% of CMC and the Company issued 150,000 additional shares of Common Stock on July 1, 1996, net income would have increased by $43,000 and net income per share would have decreased by $0.01 for the year ended June 30, 1997 and net income and net income per share would have increased by $103,000 and $0.02, respectively, for the quarter ended September 30, 1997.


Overview

     Through 1995, the Bank primarily engaged in the origination and sale of conforming residential mortgage loans (FNMA fixed rate mortgage loans) and the origination of adjustable rate single family mortgages for its portfolio. The Bank has established and seeks to continue developing a loan referral network consisting of mortgage banking companies affiliated with local realty companies and local realtors with no mortgage company affiliation, as well as smaller mortgage bankers and brokers. In this business, the Bank attempts to distinguish itself from its competition by providing efficient service and offering specialized adjustable rate loan products. Since opening its Center City, Philadelphia branch in 1994, the Bank has been developing a referral base for Commercial Real Estate loans consisting of local realtors and real estate investors, as well as repeat and referral business from existing borrowers. In order to better monitor its Commercial Real Estate loan portfolio, the Bank concentrates its lending in the Philadelphia metropolitan area, consisting of Bucks, Chester, Delaware, Montgomery and Philadelphia counties, as well as Central and Southern New Jersey and Northern Delaware. In order to better compete in this business, the Bank attempts to provide its applicants with quick responses by having a Board Loan Committee which meets on an as needed basis to evaluate loan applications.

     Through June 30, 1996, the Company experienced minimal returns on assets and equity since it maintained a high cost infrastructure relative to its then current asset size. Non-interest expenses as a percentage of average assets for fiscal years 1994, 1995 and 1996 were 4.05%, 2.48% and 2.47%, respectively. In addition, during this period, the Company grew its assets primarily by adding promotional rate adjustable mortgages that were not profitable during the initial year of origination.

     In the latter part of 1995, management began to refocus the Company and developed a plan designed to grow its assets and profitability. The Company's strategy is to maintain a core banking operation that provides a growing stream of core income enhanced by engaging in various specialty lending and product niche activities designed to provide the Company with significantly higher risk-adjusted rates of return. In July 1996, the Bank formed CMC to originate and acquire for resale Nonconforming Mortgages. Initially, the Bank maintained a 51% controlling interest in CMC which was subsequently increased to 67.5% in September 1997 and to 100% as of November 1997. See "-- Acquisition of Minority Interest in CMC." In August 1996, the Bank formed a 60%-owned subsidiary, Crusader Servicing Corporation ("CSC"), to acquire delinquent property tax liens.

     From June 1995 through September 1997, the Company increased its asset base from $63.6 million to $134.5 million, primarily relating to its core banking operation. In addition, the Bank's specialty lending and product niche activities have produced increasing amounts of non-interest income. Despite the growth in its assets, the Company has emphasized controlling its operating expenses. In this regard, the Company has reduced its ratio of core non-interest expenses (operating expenses exclusive of the SAIF assessment and CMC expenses) to average assets from 2.47% for fiscal year 1996 to 1.70% for fiscal year 1997 and to 1.37% for the quarter ended September 30, 1997.

     The increase in net interest income resulting from the growth in the Company's asset base, the containment of core non-interest expenses and the increase in non-interest income all have contributed to the Company's higher level of profitability in recent periods. The Company continues to generate asset growth at a rate that cannot be supported by internally generated capital growth and thus has determined to offer the shares of Common Stock in the Offering to support its growth.


Results of Operations

     Three months ended September 30, 1997 versus three months ended September 30, 1996. Net income increased to $665,000 for the three months ended September 30, 1997 as compared to $35,000 for the comparable prior year period. Net interest income increased by $512,000 due primarily to a growth in average earning assets. Non-interest income increased by $693,000 due primarily to an increase in the Nonconforming Mortgage banking income of CMC, which commenced operations in July 1996. Non-interest expenses increased by $213,000. Excluding an increase of $444,000 in CMC operating expenses and the $296,000 one-time SAIF assessment incurred during the prior year period, non-interest expenses increased by $65,000, which is due to the Bank's expansion of staff to accommodate for the growth in assets. Subsequent to the recapitalization of SAIF, the ongoing insurance costs were reduced from 0.23% to 0.065% as the Bank is currently charged the rate attributed to institutions with the lowest risk rating. Income taxes were $339,000 higher due to the increased profitability.

     Year ended June 30, 1997 versus year ended June 30, 1996. Net income increased to $962,000 for the year ended June 30, 1997 as compared to $112,000 for the prior year. Net interest income increased by $1.4 million due primarily to a growth in average earning assets. Non-interest income increased by $1.2 million due primarily to the CMC Nonconforming Mortgage banking income of $1.1 million. Non-interest expenses increased by $1.2 million due principally to expenses of $886,000 associated with the operation of CMC and the one-time SAIF assessment of $296,000. Excluding these two items, non-interest expenses increased by $64,000 resulting primarily from staff expansion. Income taxes increased by $419,000 due to the increased profitability of the Company.

     Year ended June 30, 1996 versus year ended June 30, 1995. Net income increased to $112,000 for the year ended June 30, 1996, as compared to a loss of $65,000 for the prior year. Net interest income increased by $322,000 due primarily to a growth in average earning assets. Non-interest income increased by $218,000 resulting primarily from a $165,000 increase in mortgage banking income and a $73,000 increase in service fees on deposit accounts. Non-interest expenses increased by $270,000 due to staff expansion to accommodate current and anticipated asset growth and, to a lesser extent, higher FDIC premiums resulting from deposit growth. Income taxes were $81,000 higher due to the increased profitability.

Net Interest Income

     Net interest income is the difference between interest received on the Bank's loans and investment securities ("interest-earning assets") and interest paid on deposits and borrowings ("interest-bearing liabilities"). It is the most significant component of the Bank's operating income and is largely dependent upon the volume and rate earned on interest-earning assets and the volume and rate paid on interest-bearing liabilities.

     The following tables set forth a summary of average balances with corresponding interest income and interest expense as well as average yield and rate information for the periods presented. Average balances are derived from daily balances during the indicated periods, except where noted otherwise.

                                                                      Three Months Ended September 30,
                                               -------------------------------------------------------------------------------
                                                                1997                                     1996
                                               --------------------------------------   --------------------------------------
                                                                           (Dollars in thousands)
                                                                             Average                                  Average
                                                  Average                     Yield/       Average                     Yield
                                                  Balance       Interest     Rate(1)       Balance      Interest      Rate(1)
                                               -------------   ----------   ---------   ------------   ----------   ----------
Average assets:
Loans receivable(2) ........................     $ 105,792       $2,415        9.13%     $  58,691       $1,264         8.61%
Investment and mortgage-backed
 securities(3) .............................        22,993          403        7.01         23,711          402         6.78
                                                 ---------       ------        ----      ---------       ------         ----
Total interest-earning assets ..............       128,785        2,818        8.75         82,402        1,666         8.09
                                                                 ------        ----                      ------         ----
Non-interest-earning assets ................         2,704                                   2,688
                                                 ---------                               ---------
Total assets ...............................     $ 131,489                               $  85,090
                                                 =========                               =========
Average liabilities and shareholders' equity:
Interest-bearing deposit accounts ..........       105,729        1,473        5.57         62,097          839         5.40
Borrowings .................................        16,272          240        5.90         16,785          234         5.58
Shareholders' notes ........................         2,975           38        5.11          2,918           38         5.21
                                                 ---------       ------        ----      ---------       ------         ----
Total interest-bearing liabilities .........       124,976        1,751        5.60         81,800        1,111         5.43
                                                                 ------        ----                      ------         ----
Non-interest bearing deposit accounts.               2,063                                   1,421
Other non-interest-bearing liabilities .....         1,208                                     310
                                                 ---------                               ---------
Total liabilities ..........................       128,247                                  83,531
Shareholders' equity(4) ....................         3,242                                   1,559
                                                 ---------                               ---------
Total liabilities and shareholders'
 equity ....................................     $ 131,489                               $  85,090
                                                 =========                               =========
Net interest income ........................                     $1,067                                  $  555
                                                                 ======                                  ======
Interest rate spread(5) ....................                                   3.15%                                    2.66%
                                                                               ====                                     ====
Net yield on interest-earning assets(6).....                                   3.31%                                    2.69%
                                                                               ====                                     ====
Ratio of interest-earning assets to
 interest-bearing liabilities ..............        103.05%                                 100.74%
                                                 =========                               =========

------------
(1) Ratios for interim periods have been annualized.

(2) Average balances include non-accrual loans, interest on which is recognized on a cash basis, and loans held for sale.

(3) Yields are calculated based on the fair value of investment and mortgage-backed securities. Includes interest-bearing deposits at the FHLB.
(4) Averages were computed using month-end balances.

(5) Represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

(6) Represents net interest income as a percentage of average interest-earning assets.

                                                                        Year Ended June 30,
                                              ------------------------------------------------------------------------
                                                             1997                                 1996
                                              -----------------------------------  -----------------------------------
                                                                       (Dollars in thousands)
                                                                         Average                              Average
                                                 Average                  Yield/      Average                  Yield
                                                 Balance     Interest      Rate       Balance     Interest      Rate
                                              ------------  ----------  ---------  ------------  ----------  ---------
Average assets:
Loans receivable(1) ........................   $  74,306      $6,413    8.63%       $  46,390      $3,903       8.41%
Investment and mortgage-backed
 securities(2) .............................      22,183       1,506    6.79           17,088       1,070       6.26
                                               ---------      ------    -----       ---------      ------      -----
Total interest-earning assets ..............      96,489       7,919    8.21           63,478       4,973       7.83
                                                              ------    -----                      ------      -----
Non-interest-earning assets ................       2,254                                2,014
                                               ---------                            ---------
Total assets ...............................   $  98,743                            $  65,492
                                               =========                            =========
Average liabilities and shareholders' equity:
Interest-bearing deposit accounts ..........      74,403       3,978    5.35           51,358       2,825       5.50
Borrowings .................................      17,267         995    5.76            9,341         543       5.81
Shareholders' notes ........................       2,954         157    5.31            1,910         191      10.00
                                               ---------      ------    -----       ---------      ------      -----
Total interest-bearing and deposit
 liabilities ...............................      94,624       5,130    5.42           62,609       3,559       5.68
                                                              ------    -----                      ------      -----
Non-interest-bearing deposit
 accounts ..................................       1,794                                  812
Other non-interest-bearing liabilities.              141                                  790
                                               ---------                            ---------
Total liabilities ..........................      96,559                               64,211
Shareholders' equity(3) ....................       2,184                                1,281
Total liabilities and shareholders'
 equity.....................................   $  98,743                            $  65,492
                                               =========                            =========
Net interest income ........................                  $2,789                               $1,414
                                                              ======                               ======
Interest rate spread(4) ....................                            2.79%                                   2.15%
                                                                        =====                                  =====
Net yield on interest-earning
 assets(5) .................................                            2.89%                                   2.23%
                                                                        =====                                  =====
Ratio of interest-earning assets to
 interest-bearing liabilities ..............      101.97%                              101.39%
                                               =========                            =========

                                                              1995
                                              ------------------------------------
                                                                          Average
                                                 Average                   Yield
                                                 Balance     Interest      Rate
                                              ------------  ----------  ----------
Average assets:
Loans receivable(1) ........................   $  35,126      $2,724        7.75%
Investment and mortgage-backed
 securities(2) .............................      17,449       1,049        6.01
                                               ---------      ------       -----
Total interest-earning assets ..............      52,575       3,773        7.18
                                                              ------
Non-interest-earning assets ................       1,677
                                               ---------
Total assets ...............................   $  54,252
                                               =========
Average liabilities and shareholders' equity:
Interest-bearing deposit accounts ..........      38,763       1,881        4.85
Borrowings .................................      11,970         665        5.56
Shareholders' notes ........................       1,227         135       11.00
                                               ---------      ------       -----
Total interest-bearing and deposit
 liabilities ...............................      51,960       2,681        5.16
                                                              ------       -----
Non-interest-bearing deposit
 accounts ..................................         408
Other non-interest-bearing liabilities.              666
                                               ---------
Total liabilities ..........................      53,034
Shareholders' equity(3) ....................       1,218
Total liabilities and shareholders'
 equity.....................................   $  54,252
                                               =========
Net interest income ........................                  $1,092
                                                              ======
Interest rate spread(4) ....................                                2.02%
                                                                           =====
Net yield on interest-earning
 assets(5) .................................                                2.08%
                                                                           =====
Ratio of interest-earning assets to
 interest-bearing liabilities ..............      101.18%
                                               =========

------------
(1)Average balances include non-accrual loans, interest on which is recognized on a cash basis, and loans held for sale.

(2) Yields are calculated based on the fair value of investment and mortgage-backed securities. Includes interest-bearing deposits at the FHLB.

(3) Averages were computed using month-end balances.

(4) Represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

(5) Represents net interest income as a percentage of average interest-earning assets.

     The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated for each category of interest-earning assets and interest-bearing liabilities. Information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by prior rate), (ii) changes in rate (changes in average rate multiplied by prior average volume), and (iii) changes in rate and volume (changes in average volume multiplied by change in average rate).

                                                                                              Years Ended June 30,
                                                                                   -------------------------------------------
                                                                                                1997 versus 1996
                                          Three Months Ended September 30,         -------------------------------------------
                                                  1997 versus 1996                             Increase (Decrease)
                                             Increase (Decrease) Due to                              Due to
                                   ----------------------------------------------  -------------------------------------------
                                                                     (Dollars in thousands)
                                                               Rate/                                        Rate/
                                      Volume        Rate      Volume      Total     Volume      Rate       Volume      Total
                                   ------------  ---------  ----------  ---------  --------  ----------  ----------  ---------
Interest income:
 Loans receivable ...............     $1,014       $76         $61       $1,151     $2,348    $  103      $   59      $2,510
 Investment and mortgage-
  backed securities .............       (50)        53            (2)         1        317        90          29         436
                                      ------       ----        ------    ------     ------    -------     -------     ------
Total interest-earning assets....       964        129          59        1,152      2,665       193          88       2,946
                                      ------       ----        -----     ------     ------    -------     -------     ------
Interest expense:
 Deposit accounts ...............       584         30          20          634      1,300       (99)        (48)      1,153
 Borrowings .....................        (7)         9           4            6        461        (5)         (4)        452
 Shareholders' notes ............         3         (1)         (2)           0        104       (90)        (48)        (34)
                                      -------      ------      ------    ------     ------    --------    --------    ------
Total interest-bearing
 liabilities ....................       580         38          22          640      1,865      (194)       (100)      1,571
                                      -------      -----       -----     ------     ------    --------    --------    ------
Increase in net interest
 income .........................     $ 384        $91         $37       $  512     $  800    $  387      $  188      $1,375
                                      =======      =====       =====     ======     ======    ========    ========    ======

                                                1996 versus 1995
                                   ------------------------------------------
                                              Increase (Decrease)
                                                     Due to
                                   ------------------------------------------
                                      Rate/
                                     Volume     Rate      Volume      Total
                                   ---------  --------  ----------  ---------
Interest income:
 Loans receivable ...............   $   873    $ 232       $74       $1,179
 Investment and mortgage-
  backed securities .............       (22)      44        (1)          21
                                    -------    -----       ------    ------
Total interest-earning assets....       851      276        73        1,200
                                    -------    -----       -----     ------
Interest expense:
 Deposit accounts ...............       626      239        79          944
 Borrowings .....................      (146)      30        (6)        (122)
 Shareholders' notes ............        75      (12)       (7)          56
                                    -------    -----       ------    ------
Total interest-bearing
 liabilities ....................       555      257        66          878
                                    -------    -----       -----     ------
Increase in net interest
 income .........................   $   296    $  19       $ 7       $  322
                                    =======    =====       =====     ======

     Three months ended September 30, 1997 versus three months ended September 30, 1996. Net interest income increased by $512,000 or 92.25% for the three month period ended September 30, 1997 as compared to the comparable prior year period. Interest income increased by $1.2 million due primarily to a rise in average outstanding loan balances of $47.1 million and, to a lesser extent, a 0.52% higher average yield earned on loans. The loan growth occurred largely in Commercial Real Estate lending and in Nonconforming Mortgages available for sale. Both of these loan types carry higher yields than Conforming Residential Mortgages which comprised a more significant portion of the loan balance during the prior year period. Interest expense increased by $640,000 due primarily to an increase in average interest-bearing deposit balances of $43.6 million. Deposits were the primary funding source of the loan growth. The Company's aggregate cost of funds increased to 5.60% as compared to 5.43% for the comparable prior year period. The Company's net yield on interest-earning assets increased to 3.31% as compared to 2.69% for the prior year period. This 0.62% increase was due principally to the Bank's higher yield from loans and an increase in the Company's average shareholders' equity balances.

     Year ended June 30, 1997 versus year ended June 30, 1996. Net interest income increased by $1.4 million or 97.24% for the year ended June 30, 1997 as compared to the prior year. Interest income increased by $2.9 million due primarily to a $33.0 million increase in average earning assets and, to a lesser extent, an increase in the yield on earning assets of 0.38%. Interest expense increased by $1.6 million due primarily to a $32.0 million increase in average interest-bearing liabilities which was partially offset by a decline in the average rate paid on these liabilities of 0.26%. The net yield on interest-earning assets increased by 0.66% The increase in the rate on earning assets resulted from the continued upward repricing of promotional rate adjustable rate residential mortgage loans, as well as the growth in the higher yielding Commercial Real Estate loan portfolio. The decline in the rate on interest-bearing liabilities reflects a decline in general market interest rates. Loan growth was funded primarily by increases in average interest-bearing deposits of $23.0 million and in average borrowings of $7.9 million.

     Year ended June 30, 1996 versus year ended June 30, 1995. Net interest income increased by $322,000 or 29.49% for the year ended June 30, 1996 as compared to the prior year. Interest income increased by $1.2 million primarily due to a $10.9 million increase in average interest-earning assets and a 0.65% increase in the average yield. Interest expense increased by $878,000 due primarily to a $10.6 million increase in average interest-bearing liabilities and a 0.52% increase in the average rate paid on such liabilities. The net yield on interest earning assets and the rate on interest-bearing liabilities both increased due to an increase in general market interest rates. The Company's net yield on interest-earning assets increased 0.15% primarily due to the Company's loan portfolio comprising a larger relative portion of average earning assets than in the prior year. Interest rates earned on loans are generally higher than the rates earned on the investment securities portfolio. The asset growth was funded through an increase in average interest-bearing deposits of $12.6 million which was offset by a reduction in average borrowings of $2.6 million.


Provision for Loan Losses

     For the three months ended September 30, 1997, the provision for loan losses was $15,000, a 36.36% increase compared to the comparable prior year period. The Bank's provision for loan losses was $58,000 for the year ended June 30, 1997 compared to $42,000 and $30,000, respectively, for the two prior years. These increases resulted from the growth in the loan portfolio. On a quarterly basis, the Bank's Board of Directors and management perform a detailed analysis of the adequacy of the allowance for loan losses. This analysis includes an evaluation of credit risk concentration, delinquency trends, past loss experience, current economic conditions, composition of the loan portfolio, classified loans and other relevant factors. The loan growth experienced by the Bank has not resulted in significant increases in delinquencies or an increase in the chargeoffs incurred by the Bank. Net chargeoffs by the Bank for the fiscal years ended June 30, 1997, 1996 and 1995 were $16,000, $0, and $10,000, respectively. Charge-offs for the quarters ended September 30, 1997 and September 30, 1996 were $0 and $1,000, respectively.

     The Bank will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions warrant. Although the Bank believes that the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio, there can be no assurance that future losses will not exceed the estimated amounts or that additional provisions will not be required in the future.

     The Bank is subject to periodic regulatory examination by the OTS. As part of the examination, the OTS will assess the adequacy of the Bank's allowance for loan losses and may include factors not considered by the Bank. In the event that an OTS examination results in a conclusion that the Bank's allowance for loan losses is not adequate, the Bank may be required to increase its provision for loan losses.


Non-Interest Income

     Non-interest income is derived primarily from revenue realized by CMC in its Nonconforming Mortgage operation, mortgage banking revenue from the Bank's sale of conforming residential mortgage loans and deposit and loan fees, including revenues generated from the Bank's ATMs.

     For the three month period ended September 30, 1997, non-interest income increased by $693,000 or 225.00% as compared to the comparable prior year period. This resulted primarily from a $656,000 increase in the revenues of CMC as its operations continued to experience strong growth. During the current year quarter, the Bank had Nonconforming Mortgage loan originations and acquisitions of $25.6 million, and Nonconforming Mortgage loan sales of $14.9 million, with an average gain on sale of 5.02%. This compares to Nonconforming Mortgage loan originations of $4.0 million during the comparable prior year period, which was CMC's first quarter of operation. In addition to the increased revenue from CMC, the Bank's conforming mortgage banking revenue increased by $31,000, due primarily to an increased volume of loan sales.

     For the year ended June 30, 1997, non-interest income increased by $1.2 million or 280.10% as compared to the prior year. This increase is primarily the result of CMC's revenues of $1.1 million during the year. During the year, the Bank had $20.1 million of Nonconforming Mortgage loan sales, with an average gain on sale of 5.10%. In addition, the Bank instituted a surcharge fee for the use of its ATMs by non-bank customers which resulted in additional fee income to the Bank of $64,000.

     Non-interest income for the year ended June 30, 1996 increased by $218,000 or 109.55% as compared to the prior year. This increase resulted primarily from an increase in the Bank's conforming mortgage banking revenues of $165,000, due to increased demand for fixed rate loans. Although the Bank's volume of loan originations was comparable in both years, fiscal 1996 loan origination volume included a greater percentage of fixed rate loans which were resold, while a higher percentage of originations in fiscal 1995 were adjustable rate loans that were maintained in the Bank's loan portfolio.


Non-Interest Expenses

     Non-interest expenses for the three month period ended September 30, 1997 increased by $213,000 or 26.69% as compared to the comparable prior year period. Excluding the $296,000 SAIF assessment incurred in the prior year period and the $444,000 increase in CMC operating expenses, non-interest expenses increased by $65,000 or 16.92%. The increase is primarily due to the hiring of additional personnel in connection with the Bank's growth in assets.

     For the year ended June 30, 1997, non-interest expenses increased by $1.2 million or 77.10% as compared to the prior year. Excluding the $296,000 SAIF assessment and the $886,000 increase in CMC operating expenses, non-interest expenses increased by $64,000 or 3.96%.

     Non-interest expenses for the fiscal year ended June 30, 1996 increased by $270,000 or 20.06% as compared to the prior year. This was primarily due to increased compensation costs of $242,000 and, to a lesser extent, a $31,000 increase in FDIC premiums resulting from deposit growth.


Income Tax Expense

     Income tax expense was $358,000 for the three month period ended September 30, 1997, as compared to $19,000 during the comparable prior year period. Income tax expense was $480,000 for the year ended June 30, 1997 as compared to a $61,000 expense and a $20,000 income tax benefit for the two prior years. The changes in income tax expense primarily relate to the changes in income before taxes.


Liquidity and Capital Resources

     A major source of the Company's asset growth has been funded through deposits, mostly CDs, generated through the Bank's two branch offices and a network of financial planners and brokers. The Bank currently does not intend to open additional retail branches.

     The ability of the Bank to retain and attract deposits is dependent upon a number of factors, including interest rates offered on the Bank's products. Historically, most of the Bank's deposits have been in the form of CDs, which typically provide for a higher interest rate than other bank deposit products, such as checking and savings accounts, and the rates at which they are offered fluctuate largely as a result of changes in market interest rates. The Bank also funds its assets with secured borrowings from the FHLB and collateralized borrowings secured by its investment securities portfolio. These borrowings generally provide the Bank with greater flexibility in matching the duration of its liabilities with that of certain of its assets. Future availability of these funding sources is largely dependent upon the Bank having sufficient available eligible assets to collateralize these borrowings. The Bank currently has available excess collateral to secure future borrowings from these sources and it anticipates that future asset growth will provide additional eligible collateral. The Bank's assets generally provide for scheduled principal and interest payments which provide the Bank with additional sources of funds. If required, additional funds could be obtained through the sale of either loans or investment securities, which are classified as available for sale. The Bank has and will continue to utilize its investment securities portfolio to manage liquidity.

     The Bank's primary uses of funds are the origination and acquisition of loans, the funding of maturing deposits and the repayment of borrowings. The Bank has experienced strong loan demand. Based upon management's current business strategy, the Company believes that its income from operations and existing funding sources, together with the anticipated proceeds to be provided by the Offering, will be adequate to meet its operating and growth requirements for the foreseeable future; however, there can be no assurance that such strategy will not change or that the implementation of the strategy will not require additional capital or funding sources.

     Net cash used in operating activities for the years ended June 30, 1997 and 1996 was $2.2 million and $838,000, respectively. During fiscal year 1997, the $2.2 million related principally to growth in loans available for sale while the $838,000 in fiscal year 1996 related to growth in loans available for sale and other assets. During fiscal year 1995, the cash used in operating activities was $1.0 million related primarily to growth in loans available for sale.

     Net cash used in investing activities approximated $33.2 million, $15.9 million and $23.3 million during the years ended June 30, 1997, 1996 and 1995, respectively. During each year, the primary use was the funding of the growth in the Bank's loan portfolio.

     The Bank monitors its capital level relative to its business operations and anticipated growth and has continually maintained it at a level which would allow it to be classified as "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"). Well-capitalized institutions are assessed lower deposit insurance premiums. The Company's capital to support its asset growth has come from internally generated earnings as well as from additional capital contributions by its shareholders. As a privately owned company, the Company's shareholders chose to contribute capital on an ongoing basis only as it was necessary to fund the Company's growth.

     The following table sets forth the Bank's regulatory capital levels at September 30, 1997. The Company is not subject to regulatory capital requirements.

                                                                                    To Be Well
                                                                                    Capitalized
                                                           Required for            Under Prompt
                                                         Capital Adequacy        Corrective Action
                                      Actual                 Purposes               Provisions
                               ---------------------   ---------------------   ---------------------
                              (Dollars in thousands)
                                Amount       Ratio      Amount       Ratio      Amount       Ratio
                               --------   ----------   --------   ----------   --------   ----------
Tangible capital ...........    $7,158     5.29%        $2,030    1.50%         $6,766     5.00%
Core capital ...............     7,158     5.29          5,413    4.00           6,766     5.00
Risk-based capital .........     7,645    10.26          5,960    8.00           7,450    10.00

Asset and Liability Management

     Managing Interest Rate Risk. Interest rate risk is defined as the sensitivity of the Company's current and future earnings as well as its capital to changes in the level of market interest rates. The Bank's exposure to interest rate risk results from, among other things, the difference in maturities on interest-earning assets and interest-bearing liabilities. Since the Bank's assets currently have a longer maturity than its liabilities, the Bank's earnings could be negatively impacted during a period of rising interest rates and conversely positively impacted during a period of falling interest rates. The relationship between the interest rate sensitivity of the Bank's assets and liabilities is continually monitored by management. In this regard, the Bank emphasizes the origination of adjustable rate assets for portfolio while originating longer term fixed rate assets for resale. At September 30, 1997, approximately 94% of the Bank's loan portfolio excluding loans held for sale was comprised of adjustable rate loans. Additionally, the origination level of fixed rate assets are continually monitored and if deemed appropriate, the Bank will enter into forward commitments for the sale of these assets to ensure the Bank is not exposed to undue interest rate risk.

     The Bank utilizes its investment and mortgage-backed security portfolio in managing its liquidity and therefore seeks securities with a stated or estimated life of less than five years. These securities are readily marketable and provide the Bank with a cash flow stream to fund asset growth or liability maturities.

     A significant portion of the Bank's assets have been funded with CDs, including jumbo CDs. Unlike other deposit products such as checking and savings accounts, CDs carry a high degree of interest rate sensitivity and therefore, their renewal will vary based on the competitiveness of the Bank's interest rates. The Bank has attempted to price its CDs to be competitive at the shorter maturities (i.e., maturities of less than one year) in order to better match the repricing characteristics of portfolio loans and the anticipated holding period for loans held for sale. At September 30, 1997, approximately 87% of the Bank's deposits were CDs.

     The Bank utilizes borrowings from the FHLB and collateralized repurchase agreements in managing its interest rate risk and as a tool to augment deposits in funding asset growth. The Bank may utilize these funding sources to better match its longer term repricing assets (i.e., between one and five years).

     The nature of the Bank's current operations is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Company nor the Bank owns any trading assets. At September 30, 1997, the Bank did not have any hedging transactions in place such as interest rate swaps, caps or floors.

     Interest Rate Sensitivity Analysis. One measure of a bank's interest rate sensitivity is through the use of a GAP analysis. Using a GAP analysis, the Bank matches the extent to which its interest-earning assets and interest-bearing liabilities mature or reprice within specified time horizons. The interest rate sensitivity gap is defined as the excess of interest-earning assets maturing or repricing within a specific time period over the interest-bearing liabilities maturing or repricing within the same time period (a negative GAP for a specified time period would indicate there are more liabilities than assets maturing or repricing within that time period). The Bank attempts to maintain its one and three year GAP positions within +/- 10% and +/- 15% of assets, respectively.

     At September 30, 1997, the Bank had negative one and three year GAP positions of 9.8% and 4.9%, respectively.

     The following table summarizes the maturity and repricing of the Bank's interest-earning assets and interest-bearing liabilities at September 30, 1997. Adjustable rate loans are categorized by their repricing date while fixed rate loans are categorized by the scheduled maturity as adjusted for historical prepayment rates. Investment and mortgage-backed securities are categorized by their scheduled maturities as adjusted for historical prepayment rates. Except as noted in the footnotes, liabilities are categorized at their contractual maturity date.

                                                     Within        Four to       One to        Two to
                                                      Three        Twelve          Two         Three
                                                     Months        Months         Years        Years
                                                  ------------  ------------  ------------  -----------
                                                                 (Dollars in thousands)
Rate-sensitive assets:
                Loans receivable(1) ....($)         $ 43,745     $  29,158      $ 11,692     $  5,831
                                     (Rate)             9.14%         8.46%         8.89%        8.88%
            Investment securities(2)....($)            2,095         6,294         3,216        1,645
                                     (Rate)             6.73%         7.05%         6.97%        6.93%
Total rate-sensitive assets ............            $ 45,840     $  35,452      $ 14,908     $  7,476
Rate-sensitive liabilities:
Interest-bearing demand deposits(3) ....($)               --            --            --           --
                                     (Rate)               --            --            --           --
                 Savings deposits(3) ...($)               --            --            --           --
                                     (Rate)               --            --            --           --
                   Time certificates....($)           47,546        39,763         6,422        1,301
                                     (Rate)             5.58%         5.71%         5.72%        5.97%
                       FHLB advances ...($)            4,350            --            --           --
                                     (Rate)             5.82%           --            --           --
Securities sold under agreement to
  repurchase ...........................($)               --         2,500            --        8,280
                                     (Rate)               --          6.05%           --         5.89%
Total rate-sensitive liabilities .......            $ 51,896     $  42,263      $  6,422     $  9,581
Periodic gap ...........................              (6,056)       (6,811)        8,486       (2,105)
                                                    --------     ---------      --------     --------
Cumulative gap .........................              (6,056)      (12,867)       (4,381)      (6,486)
                                                    --------     ---------      --------     --------
Cumulative gap ratio ...................               (4.61)%       (9.79)%       (3.33)%      (4.93)%
                                                    --------     ---------      --------     --------

                                                    Three to      Four to        Over
                                                      Four          Five         Five                        Fair
                                                      Years        Years        Years         Total         Value
                                                  ------------  -----------  -----------  -------------  -----------
Rate-sensitive assets:
                Loans receivable(1) ....($)        $  5,397      $ 8,309      $ 6,492      $ 110,624     $112,958
                                     (Rate)            8.86%        8.83%        7.89%          8.81%
            Investment securities(2)....($)           1,384        1,169        5,037         20,840       20,840
                                     (Rate)            6.94%        6.84%        6.95%          6.91%
Total rate-sensitive assets ............           $  6,781      $ 9,478      $11,529      $ 131,464     $133,798
Rate-sensitive liabilities:
Interest-bearing demand deposits(3) ....($)              --           --      $ 9,883      $   9,883     $  9,883
                                     (Rate)              --           --         3.47%          3.47%
                 Savings deposits(3) ...($)              --           --        1,776          1,776        1,776
                                     (Rate)              --           --         3.00%          3.00%
                   Time certificates....($)             681          820           --         96,533       96,611
                                     (Rate)            5.67%        5.67%          --           5.65%
                       FHLB advances ...($)              --           --           --          4,350        4,350
                                     (Rate)              --           --           --           5.82%
Securities sold under agreement to
  repurchase ...........................($)              --           --           --         10,780       10,780
                                     (Rate)              --           --           --           5.92%
Total rate-sensitive liabilities .......           $    681      $   820      $11,659      $ 123,322     $123,400
Periodic gap ...........................              6,100        8,658         (130)         8,142       10,398
                                                   --------      -------      -------      ---------     --------
Cumulative gap .........................               (386)       8,272        8,142             --
                                                   --------      -------      -------      ---------
Cumulative gap ratio ...................              (0.29)%       6.29%        6.19%
                                                   --------      -------      -------

------------
(1) Loans held for sale are included in loans receivable and are categorized within three months as it is the intent to sell those assets within that time frame.
(2) Includes mortgage-backed securities and interest-bearing deposits at the FHLB.
(3) Historically, interest bearing demand deposits and savings deposits reflect insignificant change in deposit trends and, therefore, the Bank classifies these deposits over five years.

     GAP analysis is a useful measurement of asset and liability management, however, it is difficult to predict the effect of changing interest rates based solely on this measure. An additional analysis required by the OTS and generated quarterly is the OTS Interest Rate Exposure Report. This report forecasts changes in the Bank's market value of portfolio equity ("MVPE") under alternative interest rate environments. The MVPE is defined as the net present value of the Bank's existing assets, liabilities and off-balance sheet instruments. The calculated estimates of change in MVPE at September 30, 1997 are as follows:

                                      MVPE
-------------------------------------------------------------------------------
Change in Interest Rate                    Amount                % Change
---------------------------           ---------------           ---------
                                       (In thousands)
       +400 Basis Points                  $ 2,962                  (69)%
       +300 Basis Points                    4,914                  (49)
       +200 Basis Points                    6,733                  (29)
       +100 Basis Points                    8,316                  (13)
       Flat Rate                            9,546                   --
       --100 Basis Points                  10,277                    8
       --200 Basis Points                  10,705                   12
       --300 Basis Points                  11,218                   18
       --400 Basis Points                  11,882                   24

     Management believes that the assumptions utilized in evaluating the vulnerability of the Company's earnings and capital to changes in interest rates approximate actual experience; however, the interest rate sensitivity of the Bank's assets and liabilities as well as the estimated effect of changes in interest rates on MVPE could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

     In the event the Bank should experience a mismatch in its desired GAP ranges or an excessive decline in its MVPE subsequent to an immediate and sustained change in interest rate, it has a number of options which it could utilize to remedy such mismatch. The Bank could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could attract deposits or obtain borrowings with desired maturities.

Impact of Inflation and Changing Prices

     The Consolidated Financial Statements of the Company and Notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


Financial Condition

 General

     The Company's assets have grown to $134.5 million at September 30, 1997 as compared to $117.1 million and $81.3 million at June 30, 1997 and 1996, respectively. The increase in assets primarily reflects the deployment of proceeds from certificates of deposits into loans, including portfolio loans and loans available for sale. At September 30, 1997, the loan portfolio aggregated $93.9 million as compared to $86.0 million and $53.6 million, at June 30, 1997 and 1996, respectively. The growth has been concentrated in Commercial Real Estate loans and conforming adjustable rate residential mortgages. Loans available for sale increased to $16.8 million at September 30, 1997 as compared to $6.2 million and $1.7 million at June 30, 1997 and 1996, respectively. This growth is primarily due to increased volume of Nonconforming Mortgage originations and acquisitions. At September 30, 1997, Nonconforming Mortgage loans available for sale was $14.7 million as compared to $4.3 million at June 30, 1997. The Bank carries its Nonconforming Mortgage loans available for sale at the lower of cost or market until such time as they are sold or, in certain cases, until the Bank has a firm commitment for the sale of the loans. Accordingly, the carrying value of the Nonconforming Mortgage loans available for sale does not fully reflect the gain the Bank anticipates it will realize upon the ultimate sale of the loans. The Bank had no Nonconforming Mortgage loans as of June 30, 1996. Deposits were $110.6 million, $95.9 million and $59.6 million at September 30, 1997, June 30, 1997 and June 30, 1996, respectively.

 Loans

     Net loans receivable increased to $93.9 million at September 30, 1997 as compared to $86.0 million at June 30, 1997 and $53.6 million at June 30, 1996. These increases were due primarily to internally generated Commercial Real Estate loans and conforming residential adjustable rate mortgages. At June 30, 1997, the Commercial Real Estate loan portfolio was $28.1 million as compared to $13.0 million at June 30, 1996, representing an increase of 116.15%. The conforming residential adjustable rate mortgage loan portfolio grew to $54.5 million at June 30, 1997 compared to $39.5 million at June 30, 1996. The above noted loan growth was achieved without a significant increase in delinquencies or charge-offs. The Bank internally underwrites each of its loans to comply with prescribed policies and approval levels established by its Board of Directors.

     The table below sets forth data relating to the composition of the Bank's loan portfolio by type of loan on the dates indicated.

                                                                                             At June 30,
                                                    At September 30,      --------------------------------------------------
                                                          1997                      1997                      1996
                                                ------------------------  ------------------------  ------------------------
                                                     $            %            $            %            $            %
                                                -----------  -----------  -----------  -----------  -----------  -----------
                                                                           (Dollars in thousands)
Type of Loan
One-to-four family residential real estate.       $59,665     63.57%        $54,493     63.37%        $39,485     73.66%
Multi-family residential real estate .........     13,973     14.89          13,244     15.41           5,357      9.99
Construction one-to-four family
 residential .................................      1,380      1.47           1,414      1.64             344      0.64
Commercial and non-residential
 real estate .................................     16,827     17.93          14,817     17.23           7,616     14.20
Consumer .....................................      2,516      2.68           2,375      2.77           1,285      2.40
Less allowance for loan losses ...............       (487)    (0.52)           (472)    (0.55)           (430)    (0.80)
Deferred fees ................................        (17)    (0.02)            121      0.13             (53)    (0.09)
                                                  -------    ------         -------    ------         -------    ------
Net loans ....................................    $93,857     100.0%        $85,992     100.0%        $53,604     100.0%
                                                  =======    ======         =======    ======         =======    ======
Type of Security Residential real estate:
 One-to-four family ..........................    $63,758     67.93%        $59,905     69.66%        $40,673     75.88%
 Multi-family ................................     13,973     14.89          13,244     15.41           5,357      9.99
Non-residential real estate ..................     14,080     15.00          10,890     12.66           7,076     13.20
Depository accounts ..........................        553      0.59             442      0.52             441       .82
Marketable securities ........................      1,320      1.41           1,260      1.47              --        --
Other ........................................        677      0.72             602      0.70             540      1.00
Less allowance for loan losses ...............       (487)    (0.52)           (472)    (0.55)           (430)    (0.80)
Deferred fees ................................        (17)    (0.02)            121      0.13             (53)    (0.09)
                                                  -------    ------         -------    ------         -------    ------
Net loans ....................................    $93,857     100.0%        $85,992     100.0%        $53,604     100.0%
                                                  =======    ======         =======    ======         =======    ======

     The following table sets forth the estimated maturity of the Bank's loan portfolio at September 30, 1997. The table does not include prepayments or scheduled principal repayments. Adjustable-rate mortgage loans are shown as maturing on their contractual maturities.

                                                  Due           Due                         Allowance
                                                within      One through      Due after         for
                                               One year      Five years     Five years     Loan Losses       Total
                                              ----------   -------------   ------------   -------------   ----------
                                                                      (Dollars in thousands)
One-to-four family residential real estate.     $  688         $   47         $58,913        $(141)        $59,507
Multi-family, commercial and non-
 residential real estate ..................        413          4,640          25,747         (302)         30,498
Construction -- one-to-four family resi-
 dential ..................................      1,380             --              --           (3)          1,377
Consumer ..................................      1,047             95           1,374           (7)          2,509
Unassigned reserve ........................         --             --              --          (34)            (34)
                                                ------         ------         -------        -------       -------
Total .....................................     $3,528         $4,782         $86,034        $(487)        $93,857
                                                ======         ======         =======        =======       =======

     The following table sets forth the dollar amount of all loans due after September 30, 1997, which have pre-determined interest rates and which have floating or adjustable interest rates.

                                                                                      Floating or
                                                                                      adjustable
                                                                      Fixed rates        rates         Total
                                                                     -------------   ------------   ----------
                                                                              (Dollars in thousands)
One-to-four family residential real estate .......................       $3,654         $56,011      $59,665
Multi-family, commercial and non-residential real estate .........        1,009          29,791       30,800
Construction -- one-to-four family residential ...................           --           1,380        1,380
Consumer .........................................................          553           1,963        2,516
                                                                         ------         -------      -------
Total ............................................................       $5,216         $89,145      $94,361
                                                                         ======         =======      =======

Non-Performing and Problem Assets

 Loan Delinquencies

     The recent loan growth experienced by the Bank has not resulted in a corresponding increase in delinquencies. Collection procedures generally provide that after a loan is 15 days or more past due, a late charge is added. The borrower is contacted by mail or telephone and payment is requested. If a loan becomes 90 days or more contractually delinquent, the Bank will usually institute foreclosure proceedings. Additionally, all such loans are generally placed on non-accrual status unless the credit is well secured and in the process of collection. If collection of principal or interest is deemed doubtful at an earlier date, the loan would be placed on non-accrual status.

 Other Real Estate Owned

     Real estate acquired by the Bank as a result of foreclosure on an outstanding loan balance is classified as Other Real Estate Owned ("OREO") until such time as the property is sold. Upon acquisition, the property is recorded at the lower of the unpaid principal balance of the related loan or its fair value less estimated disposal costs. Write-downs required at acquisition are charged to the allowance for loan losses. Subsequent write-downs of OREO are charged to operations. The Bank has had minimal OREO. At September 30, 1997, the Bank's OREO balance was $105,000.

     The following table details the Bank's non-performing loans and OREO at the dates indicated.

                                                                                         June 30,
                                                                September 30,    -------------------------
                                                                     1997            1997          1996
                                                               ---------------   -----------   -----------
                                                                         (Dollars in thousands)
Loans accounted for on a non-accrual basis:
One-to-four family residential real estate .................      $    581        $    705      $    553
Consumer ...................................................            40              40            40
                                                                  --------        --------      --------
Total non-accrual loans ....................................           621             745           593
                                                                  --------        --------      --------
Accruing loans that are contractually past due 90 days or more:
One to four family mortgage ................................           353             353           378
                                                                  --------        --------      --------
Total 90-day past-due loans ................................           353             353           378
                                                                  --------        --------      --------
Total non-accrual and 90-day past due loans ................           974           1,098           971
Other Real Estate Owned ....................................           105              --            81
                                                                  --------        --------      --------
Total non-performing loans .................................      $  1,079        $  1,098      $  1,052
                                                                  ========        ========      ========
Non-accrual loans to net loans .............................          0.66%           0.87%         1.11%
                                                                  ========        ========      ========
Total non-accrual loans and 90-day past due loans to net
 loans .....................................................          1.04%           1.28%         1.81%
                                                                  ========        ========      ========
Total non-performing assets to net loans plus OREO .........          1.15%           1.28%         1.96%
                                                                  ========        ========      ========
Total allowance for loan losses to total non-performing
 assets ....................................................         45.13%          42.99%        40.87%
                                                                  ========        ========      ========

Allowance for Loan Losses

     It is the policy of Management and the Board of Directors to provide for losses on both identified and unidentified losses inherent in its loan portfolio. A provision for loan losses is charged to operations based upon an evaluation of the potential losses in the loan portfolio. This evaluation takes into account such factors as portfolio concentrations, delinquency trends, trends of non-accrual and classified loans, economic conditions, and other relevant factors. The following table sets forth activity in the Bank's allowance for loan losses for the periods indicated.

                                                     September 30,              June 30,
                                                -----------------------   ---------------------
                                                   1997         1996        1997        1996
                                                ----------   ----------   --------   ----------
                                                            (Dollars in thousands)
Allowance for loan losses, beginning of
 period .....................................    $   472       $ 430       $  430     $   388
Charge-offs:
One-to-four family residential real estate.            0          (1)         (16)          0
                                                 -------       --------    ------     -------
Total charge-offs ...........................          0          (1)         (16)          0
                                                 -------       --------    ------     -------
Provision for loan losses ...................         15          11           58          42
                                                 -------       -------     ------     -------
Allowance for loan losses, end of period.        $   487       $ 440       $  472     $   430
                                                 =======       =======     ======     =======
Allowance for loan losses to total loans.....       0.52%       0.48%        0.55%       0.80%
                                                 =======       =======     ======     =======
Net loans charged-off as a percent of
 average loans outstanding ..................         --          --         0.02%         --
                                                 =======       =======     ======     =======

     The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percentage of loans in each category to total loans receivable at the dates indicated. The portion of the allowance for loan losses allocated to each loan category does not represent the total available for future losses that may occur within the loan category, since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

                                                                                               At June 30,
                                                     At September 30,       --------------------------------------------------
                                                           1997                       1997                      1996
                                                 ------------------------   ------------------------   -----------------------
                                                              Percent of                 Percent of                Percent of
                                                               Loans to                   Loans to                  Loans to
                                                  Amount     Total Loans     Amount     Total Loans     Amount     Total Loans
                                                 --------   -------------   --------   -------------   --------   ------------
                                                                            (Dollars in thousands)
Balance at end of period applicable to:
One-to-four family residential real estate         $141     63.57%            $129     63.37%            $114     73.66%
Multi-family residential real estate .........      100     14.89              109     15.41               60      9.99
Construction one-to-four family
 residential .................................        3      1.47                4      1.64                1      0.64
Commercial and non-residential real
 estate ......................................      202     17.93              154     17.23              166     14.20
Consumer .....................................        7      2.68                7      2.77                3      2.40
Unallocated ..................................       34        --               69        --               86        --
                                                   ----                       ----                       ----
Total allowance for loan losses ..............     $487                       $472                       $430
                                                   ====                       ====                       ====

Investment Securities

     The Bank utilizes its investment securities portfolio to manage its liquidity and interest rate risk. For this reason, the Bank's investment securities portfolio is classified as available for sale.

     The investment policy of the Bank and classification of securities are established by its Board of Directors. It is based on its asset and liability management goals and is designed to provide for a portfolio of high quality liquid investments which optimize interest income. All or a portion of the Bank's investment securities portfolio may be utilized to collateralize borrowings from the FHLB or Repurchase Agreements.

     The following table sets forth the carrying value of the Bank's investment and mortgage-backed securities ("MBS") portfolio at the dates indicated.

                                            At September 30,
                                                  1997
                           ---------------------------------------------------
                                            Gross         Gross        Fair
                            Amortized    Unrealized    Unrealized     Market
                               Cost         Gains        Losses        Value
                           -----------  ------------  ------------  ----------
Available-for-sale:
FHLMC ...................    $ 7,257         $47         $ (8)       $ 7,296
GNMA ....................      4,039          18           (3)         4,054
FNMA ....................      5,436          --          (31)         5,405
                             -------         ---         ------      -------
Total MBS ...............     16,732          65          (42)        16,755
                             -------         ---         ------      -------
US government &
 agency .................      3,302          --           (3)         3,299
SBA pool ................         --          --           --             --
FHLB stock ..............        786          --           --            786
                             -------         ---         ------      -------
Total securities
 available-for-sale .....    $20,820         $65         $(45)       $20,840
                             =======         ===         ======      =======

                                                                   At June 30,
                                                  1997                                           1996
                           ---------------------------------------------------  ---------------------------------------
                                            Gross         Gross        Fair                      Gross         Gross
                            Amortized    Unrealized    Unrealized     Market     Amortized    Unrealized    Unrealized
                               Cost         Gains        Losses        Value        Cost         Gains        Losses
                           -----------  ------------  ------------  ----------  -----------  ------------  ------------
Available-for-sale:
FHLMC ...................    $ 7,601         $14         $ (47)      $ 7,568      $ 6,572         $ 4         $(122)
GNMA ....................      6,305          23           (15)        6,313        9,462          --          (133)
FNMA ....................      2,189           1           (27)        2,163        2,398          --           (54)
                             -------         ---         -----       -------      -------         ---         -----
Total MBS ...............     16,095          38           (89)       16,044       18,432           4          (309)
                             -------         ---         -----       -------      -------         ---         -----
US government &
 agency .................      4,375          --           (11)        4,364        1,971          --           (30)
SBA pool ................      1,119          --            (7)        1,112        1,556          --            (2)
FHLB stock ..............        823          --            --           823          475          --            --
                             -------         ---         -------     -------      -------         ---         -------
Total securities
 available-for-sale .....    $22,412         $38         $(107)      $22,343      $22,434         $ 4         $(341)
                             =======         ===         =======     =======      =======         ===         =======

                              Fair
                             Market
                              Value
                           ----------
Available-for-sale:
FHLMC ...................   $ 6,454
GNMA ....................     9,329
FNMA ....................     2,344
                            -------
Total MBS ...............    18,127
                            -------
US government &
 agency .................     1,941
SBA pool ................     1,554
FHLB stock ..............       475
                            -------
Total securities
 available-for-sale .....   $22,097
                            =======

     The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Bank's investment portfolio at September 30, 1997. All investment securities are classified as available-for-sale, therefore the carrying value is the estimated market value.

                                One Year or Less       One to Five Years
                              ---------------------  ---------------------
                               Carrying    Average    Carrying    Average
                                 Value      Yield       Value      Yield
                              ----------  ---------  ----------  ---------
                                         (Dollars in thousands)
US government agencies .....     $597     5.35%        $2,702    6.81%
MBS ........................       --       --             --      --
FHLB stock(1) ..............       --       --             --      --
                                 ----                  ------
Total ......................     $597     5.35%        $2,702    6.81%
                                 ====                  ======

                                Five to Ten Years     More than Ten Years           Total
                              ---------------------  ---------------------  ----------------------
                               Carrying    Average    Carrying    Average    Carrying     Average
                                 Value      Yield       Value      Yield       Value       Yield
                              ----------  ---------  ----------  ---------  ----------  ----------
US government agencies .....        --    --               --    --          $ 3,299    6.61%
MBS ........................    $1,848    7.20%       $14,907    6.96%        16,755    6.99
FHLB stock(1) ..............        --    --              786    6.50            786    6.50
                                ------                -------                -------
Total ......................    $1,848    7.20%       $15,693    6.94%       $20,840    6.91%
                                ======                =======                =======

------------
(1) FHLB stock has no stated maturity; however, it must be owned as long as the Bank remains a member of the FHLB system. The Bank does not anticipate that it will discontinue its membership and, therefore, the investment is classified as more than ten years.

Deposits

     Consumer and commercial retail deposits are attracted primarily at the Bank's two branch locations by offering a broad selection of deposit products. The Bank evaluates its interest rates and fees on deposit products through a regular review of competing financial institutions and prevailing market interest rates.

     Competition for retail deposits is intense and the administrative and operational costs of a retail branch can be high. Therefore, the Bank also attracts deposits through a network of financial planners and brokers. The Bank has utilized these deposits to fund a substantial portion of the asset growth experienced in recent years. While the Bank has attracted deposits by paying interest rates slightly higher than generally offered in the retail market, this has allowed the Company to focus on the implementation of its business strategy, including the development of its specialty lending and product niche activities, and to control its core non-interest expenses.

     Deposits at September 30, 1997 totaled $110.6 million compared to $95.9 and $59.6 million at June 30, 1997 and June 30, 1996, respectively. While the Bank has established a core level of retail deposits which include both transaction type of accounts (checking, savings, money market) and CDs, the growth in the deposit base is attributed primarily to jumbo CDs.

     The following table sets forth average deposits by various types of demand and time deposits.

                                                                          Years Ended June 30,
                                                          ----------------------------------------------------
                                    Three Months
                              Ended September 30, 1997              1997                        1996
                              -------------------------   -------------------------   ------------------------
                               Deposits     Avg. Yield     Deposits     Avg. Yield     Deposits     Avg. Yield
                              ----------   ------------   ----------   ------------   ----------   -----------
                                                           (Dollars in thousands)
Non-interest-bearing demand
 deposits .................    $  2,063         --         $ 1,794          --         $   812          --
Interest-bearing demand
 deposits .................      10,336       4.02%          9,605        3.92%          6,027        3.78%
Savings deposits ..........       1,799       2.89           1,908        2.80           2,203        2.95
CDs .......................      93,594       5.80          62,890        5.64          43,128        5.88
                               --------                    -------                     -------
Total .....................    $107,792       5.47%        $76,197        5.22%        $52,170        5.42%
                               ========                    =======                     =======

     The following table indicates the amount of CDs of $100,000 or more by remaining maturity at September 30, 1997.

                                                        (Dollars in thousands)
           Remaining Maturity:
           Three months or less ........................      $12,627
           Over three months through six months ........        3,082
           Over six months through twelve months .......        4,138
           Over twelve months ..........................        1,042
                                                              -------
           Total .......................................      $20,889
                                                              =======
Borrowings

     The Bank utilizes borrowings from the FHLB and collateralized repurchase agreements in managing its interest rate risk and as a tool to augment deposits in funding asset growth. FHLB borrowings totaled $4.4 million at September 30, 1997 as compared to $9.0 million at June 30, 1997 and $9.5 million at June 30, 1996. The $4.6 million decline resulted from repayment from proceeds of a repurchase agreement for which the Bank was able to secure a favorable rate as compared to rates offered by the FHLB at the time. Repurchase agreements totaled $10.8 million at September 30, 1997 as compared to $5.8 million at June 30, 1997 and $7.2 million at June 30, 1996. During the quarter ended September 30, 1997, the Bank obtained a longer term repurchase agreement borrowing to better match the repricing characteristics of the growth it experienced in its Commercial Real Estate loan portfolio.

     The following table sets forth certain balance and rate information with respect to FHLB borrowings and repurchase agreements for the periods indicated.

Federal Home Loan Bank Advances and Repurchase Agreements

                                                                                   At June 30,
                                                       At September 30,    ---------------------------
                                                             1997              1997           1996
                                                      ------------------   ------------   ------------
                                                                   (Dollars in thousands)
Advances outstanding at period end ................        $  4,350          $  8,950       $  9,500
Interest rate at period end .......................            5.71%             5.70%          5.55%
Approximate average amount outstanding ............        $  8,207          $  8,344       $  6,694
Maximum month-end balance .........................        $  9,000          $ 17,450       $ 11,000
Approximate weighted average rate .................            5.95%             5.56%          5.80%
Repurchase agreements outstanding at end of period.        $ 10,780          $  5,780       $  7,151
Interest rate .....................................            5.85%             5.90%          5.85%
Approximate average amount outstanding ............        $  8,065          $  8,923       $  2,647
Maximum month-end balance .........................        $ 10,780          $ 10,431       $  7,151
Approximate weighted average rate .................            5.85%             5.95%          5.85%

     In connection with FHLB borrowings and repurchase agreements, the Bank is required to maintain certain eligible assets as collateral.


Shareholders' Notes and Shareholders' Equity

     At September 30, 1997, the Company had outstanding shareholders' notes and shareholders' equity of $3.2 million and $3.9 million, respectively, as compared to $3.0 million and $2.9 million at June 30, 1997 and $2.9 million and $1.5 million at June 30, 1996. The Company has utilized the issuance of notes as well as the Common Stock to raise money from its shareholders, because the proceeds from both the notes and the Common Stock can be contributed as capital to the Bank and be included in the calculation of capital for regulatory purposes. Since July 1, 1995, in addition to earnings retained in the Company, the Company's shareholders have contributed an additional $2.1 million of notes and capital to allow the Company to pursue its significant growth.

Impact of New Financial Account Standards

     Accounting For Earnings Per Share. In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting Earnings Per Share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

     SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. The Company will adopt the statement effective for the fiscal year ending June 30, 1998. Basic and diluted earnings per share under SFAS 128 would be identical to earnings per share as presented in the financial statements and, therefore, will not have any material effect on the Company.

     Reporting of Comprehensive Income. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting of Comprehensive Income" ("SFAS 130"), which establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that preparation of disclosure to comply with SFAS 130 will have a material effect on the Company's financial statements.

     Disclosure about Segments and Related Information. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that such enterprises report selected information about operating segments in interim financial reports issued to shareholders.

     This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company does not anticipate that the preparation of disclosure to comply with SFAS 131 will have a material effect on the Company's financial statements.


Year 2000 Compliance

     The Company is assessing the potential impact of what is commonly referred to as the "Year 2000" issue, concerning the inability of certain information systems and automated equipment to properly recognize and process dates containing the Year 2000 and beyond. If not corrected, these systems and equipment could fail or create erroneous results. The Company is in the process of determining which of its systems and equipment, if any, may present Year 2000 issues, the magnitude of these issues and the steps that may be necessary to correct them. The majority of the Company's data processing is outsourced pursuant to an agreement with Fiserv Solutions, Inc. ("Fiserv"), a provider of data processing services to the banking industry. Fiserv has informed the Company that it has implemented changes to accommodate maturity and expiration dates beyond 1999 and that all of Fiserv's national products and systems are and/or will be Year 2000 compliant. Although the Company will continue to monitor Fiserv's progress in addressing Year 2000 compliance issues, there can be no assurance that Fiserv will be successful in addressing such issues. Therefore, the potential liabilities and costs associated with Year 2000 compliance cannot be estimated with certainty at this time. Regardless of the Year 2000 compliance of the Company's systems, there can be no assurance that the Company will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the contamination or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Because of these uncertainties, there can be no assurance that the Year 2000 issue will not have a material financial impact in any future period.

                                   BUSINESS


General

     The Company, a Pennsylvania corporation established in 1988 and headquartered in Philadelphia, Pennsylvania, is the holding company for the Bank, a federally chartered savings bank. Currently, all of the Company's business activities are conducted through the Bank. At September 30, 1997, the Company had total assets of $134.5 million, total deposits of $110.6 million and total shareholders' equity of $3.9 million. The Bank's deposits are federally insured by the SAIF of the FDIC to the maximum extent permitted by law. As a savings and loan holding company, the Company is subject to the supervision and regulation of the OTS.

     The Bank provides community banking services through two branches and two ATMs in Philadelphia, and has focused primarily on mortgage lending for residential and multi-family housing and commercial real estate. In the latter part of 1995, management began to refocus the Company and developed a plan designed to expand its operations and grow its assets and profitability. The Company's strategy is to maintain a core banking operation that provides a growing stream of income enhanced by engaging in various specialty lending and product niche activities designed to provide the Company with significantly higher risk-adjusted rates of return. These activities currently include the origination and acquisition for resale of Nonconforming Mortgages, the origination of loans guaranteed by the SBA and the acquisition of delinquent property tax liens.

     The Company intends to monitor on an ongoing basis the risk/reward characteristics of each of its specialty lending and product niche activities in order to determine whether to expand, maintain or discontinue such activity. The Company may also elect to pursue additional specialty lending and product niche activities.


History

     The Bank was founded in 1943 and acquired by the Company in 1989. Through 1995, the Bank operated exclusively as a community savings bank, accepting deposits from the public and investing the proceeds in investment securities and loans, primarily adjustable rate conforming residential mortgage loans. The Bank also originated fixed rate mortgages for resale in the secondary market, earning a fee in connection with such resales, and offered ancillary residential loan products such as home equity lines of credit. In 1994, the Bank opened its Center City, Philadelphia branch and, in 1995, began to focus on the origination of Commercial Real Estate loans.

     The Company has grown its assets from $63.6 million as of June 30, 1995 to $134.5 million as of September 30, 1997. During this period of growth, the Company has controlled its operating expenses. While increasing its net interest income from $1.4 million for fiscal year 1996 to $2.8 million for fiscal year 1997 and to $1.1 million for the quarter ended September 30, 1997, the Company contained the growth in its core non-interest expenses (operating expenses exclusive of the SAIF assessment and CMC Nonconforming Mortgage banking expenses) from $1.6 million (2.47% of average assets) for fiscal year 1996 to $1.7 million (1.70% of average assets) for fiscal year 1997 and $449,000 for the quarter ended September 30, 1997 (1.37% of average assets).


The Subsidiaries

     The Bank's approach to developing certain of its specialty lending and product niche activities has been to establish and expand them through majority-owned subsidiaries, with minority interests issued to one or more individuals with significant experience in the business. This allows the subsidiary to combine the Bank's financial resources and competitive advantages, with the experience and knowledge of the minority owner-operator. Under the typical arrangement, the Bank owns at least 51% of the subsidiary and funds the loans the subsidiary generates at a cost to the subsidiary equal to the Bank's cost of funds plus 250 basis points. The minority shareholder does not receive any monetary benefit from the subsidiary until such time as the subsidiary's results of operations reflect a profit. This approach allows the Bank to enter a new business line with an experienced manager who is incented to maximize the subsidiary's profitability. The Bank closely monitors the operations and activities of each subsidiary, in turn providing management, accounting, back office and marketing support to the subsidiary. The Bank, in concert with the minority shareholders, has developed strict underwriting and operating guidelines for each subsidiary, and closely monitors compliance with such guidelines through the review of loans prior to funding.

   Currently, the Bank's operating subsidiaries are as follows:

     Crusader Servicing Corporation ("CSC") is a 60% owned subsidiary that commenced operations in August 1996, and acquires, through auction, delinquent property tax liens in various jurisdictions, assuming a lien position that is generally superior to any mortgage liens on the property, and obtaining certain foreclosure rights as defined by local statute.

     Crusader Mortgage Corporation of Delaware ("CMCD") is a 51% owned subsidiary formed in October 1997 in conjunction with the shareholder of Merit Financial Corporation, a licensed mortgage broker operating principally in Delaware, to assume the operations previously conducted by Merit. CMCD will maintain a conforming and nonconforming residential mortgage lending operation in Wilmington, Delaware.

     National Chinese Mortgage Corporation ("NCM") is a 51% owned subsidiary formed in December 1997 in conjunction with Dr. Haiching Zhao, the sole shareholder of National Chinese Service Corporation ("NCSC"), a company that focuses on marketing financial services products to the U.S. Chinese community. NCM markets residential mortgage loans on an affinity group basis to the U.S. Chinese community.

     CMC was originally a 51% owned subsidiary that commenced operations in July 1996, for which the Bank originates and acquires nonconforming residential mortgage loans and services such loans until they are sold in larger pools, typically within 90 days. The Bank increased its ownership position in CMC to 67.5% in September 1997 and to 100% effective in November 1997. See "Prospectus Summary -- Recent Developments."

     The Bank also has a wholly-owned subsidiary, Quest Holding Corporation ("QUEST"), that periodically holds title to the real estate holdings of the Bank acquired through foreclosure, pending resale of such property. In addition, QUEST is a 50% owner of an office building purchased in December 1996 for $410,000 that includes the offices of CMC, with the other 50% owned by Ronald L. Caplan, who is a director of the Company and of the Bank. See "Certain Relationships and Related Transactions."

     A brief description of each of the Bank's primary product lines and services follows:


Core Banking Activities

Conforming Credit Residential Lending

     Generally, the Bank's conforming residential lending approach has complied with the Federal National Mortgage Association ("FNMA") underwriting standards with respect to credit, debt ratios and documentation. Loans in excess of an 80% loan-to-value ("LTV") ratio carry private mortgage insurance. Generally, to avoid interest rate risk, all fixed rate mortgages are originated for resale in the secondary market, and the Bank earns a fee in connection with such resale. Adjustable rate mortgages, depending upon size, are either sold or retained in the Bank's portfolio. The Bank also offers a full line of single family construction loans, rehabilitation loans and home equity lines of credit. During the past two fiscal years, the Bank originated an average of approximately $42 million of conforming residential real estate loans annually, although in the future this volume is likely to fluctuate based on a variety of factors, including, among other things, housing purchase activity and interest rates. During the past two years, 71.45% of the Bank's originations were for home purchases, making it less dependent on interest rate reductions than many of its competitors which focus more on refinancings. The Bank's portfolio of conforming residential real estate loans was $59.7 million as of September 30, 1997. The Bank does not retain servicing on loans sold.

     The Bank has recently developed several initiatives in an attempt to grow and enhance the profitability of its conforming mortgage banking operations. In August 1997, the Bank negotiated a higher fee for the sale of servicing rights on its fixed rate loans. In October 1997, the Bank formed CMCD to generate retail loan production in Delaware and to market conforming mortgage products to the network of brokers established by CMC for its Nonconforming Mortgage products. In December 1997, the Bank formed NCM to market residential mortgage loans on an affinity group basis to the U.S. Chinese community in conjunction with Dr. Haiching Zhao. The Bank, through NCM, has obtained certain underwriting concessions from FNMA in recognition of the needs of NCM's target population. The Bank expects to begin generating loan activity through NCM during the latter part of the quarter ending March 31, 1998.

Commercial Real Estate Lending

     The Bank's Commercial Real Estate lending activities consist of loans secured by apartment buildings, small office buildings and mixed use properties and occasionally commercial loans secured by non-real estate collateral. The Bank believes these loans are generally less risky than commercial real estate loans secured by a property with a single business user, where the ability of the borrower to repay is dependent upon the operations of the business. The Bank's Commercial Real Estate loans are generally secured by real estate located principally in the Philadelphia metropolitan area, and in certain cases, in southern and central New Jersey and Delaware. The loans are underwritten in accordance with strict debt service and LTV guidelines, generally with maximum LTVs of up to 75%. The Bank typically requires personal guarantees on Commercial Real Estate loans. The Bank will sometimes permit a borrower to supplement or substitute marketable securities or other property as collateral for Commercial Real Estate loans in accordance with prescribed guidelines. All Commercial Real Estate loans are approved by the Loan Committee of the Bank's Board of Directors (the "Bank Loan Committee").

     The Bank has emphasized Commercial Real Estate loans ranging in size between $500,000 and $1.2 million. The Bank believes this is an underserved portion of the market, and not subject to the intense competition present with respect to Commercial Real Estate loans in excess of $1.2 million. This has allowed the Bank to generate an adequate volume of Commercial Real Estate loans without generally varying from its strict underwriting guidelines and its policy of requiring a personal guarantee on all Commercial Real Estate loans.

     The Bank's Commercial Real Estate loans provide primarily for fixed interest rates during an initial period ranging from one year to five years. At the end of the initial period, the interest rate adjusts to a specified margin over the prevailing U.S. Treasury rate for the ensuing period. The Bank's Commercial Real Estate loan portfolio has been priced to provide an average spread of at least 300 basis points over the comparable Treasury securities at time of origination. The Bank originated $23.5 million of Commercial Real Estate loans during the year ended June 30, 1997, and as of September 30, 1997, had an aggregate outstanding balance of Commercial Real Estate loans of $30.8 million.

Small Business Administration Lending

     In 1996, the Bank became an approved SBA lender. Under this program, the SBA guarantees up to 75% (80% for loans under $100,000) of the outstanding loan balance of an approved SBA loan. Because the loans are generally collateralized by real estate or other assets, the ultimate risk of loss is reduced substantially, as any collateral recoveries are realized by the lending institution on a pro-rata basis in accordance with the non-guaranteed percentage of the loan balance. Interest rates on the Bank's SBA loans generally float based on the prime rate, with typical average margins above prime of 175 to 275 basis points. Thus, the Bank is able to earn above average interest rates on the full balance of the loans, while generally limiting its exposure to a maximum of 20% to 25% of the outstanding balance, which exposure is further reduced by its share of recoveries.

     Because the guaranteed portion of an SBA loan is backed by the full faith and credit of the U.S. Government, this portion can be sold as a security, often generating gains on sale of up to 10% of the guaranteed principal balances. The sale of the guaranteed portion is generally without recourse and without exposure with respect to prepayment of the loan. Any gain on the sale of the guaranteed portion further reduces the Bank's exposure with respect to the loan.

     Despite its reduced exposure, the Bank adheres to strict underwriting guidelines with respect to its origination of SBA loans, including obtaining personal guarantees from the borrower's principals. All SBA loans require the approval of the Bank Loan Committee. The Bank utilizes the SBA program primarily to make commercial loans to single business users of properties and to make certain loans that do not fit into its traditional underwriting criteria, such as lending to restaurants and new businesses.

     As of September 30, 1997, the Bank had $619,000 of SBA loans outstanding and received signed commitment letters on an additional $675,000 that were funded in October 1997.

Investment and Mortgage-Backed Securities

     The Bank maintains an investment securities portfolio in order to provide liquidity and manage interest rate risk. Securities in the portfolio are all U.S. Treasury or U.S. Agency quality. The Bank's investment securities portfolio as of September 30, 1997 was $20.8 million, including $16.8 million of mortgage-backed securities. The Bank's current investment policy allows it to purchase bonds, mortgage-backed securities, and preferred stock with an "A" rating or better by Moody's Investor Services, Inc. For details of the Bank's investment securities portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Funding of Assets

     The Bank has funded its assets through the generation of deposits at its two branches, and through borrowings from the Federal Home Loan Bank ("FHLB") and collateralized borrowings against its securities portfolio. Management closely monitors rates and terms of competing sources of funds on a regular basis and attempts to utilize the sources that are the most cost effective. As of September 30, 1997, the Bank had $110.6 million of outstanding deposits and $15.1 million of borrowings.

     The Bank offers a full array of deposit products through its two branches including checking accounts, certificates of deposit, money market funds and statement savings accounts. The Bank also offers ancillary products such as merchant credit card services, and has two full service Automated Teller Machines.

     Approximately 87% of the Bank's deposits are represented by CDs, primarily marketed through its branches and through financial planners and brokers. The Bank currently does not intend to open additional branches. While the Bank has attracted deposits by paying interest rates slightly higher than generally offered in the retail market, this has allowed the Company to focus on the implementation of its business strategy, including the development of its specialty lending and product niche activities, and to control its core non-interest expenses. For details of the Bank's deposits by product type and maturity dates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deposits."


Specialty Lending and Product Niche Activities

Nonconforming Credit (B/C) Residential Mortgage Lending

     The Bank originates and acquires nonconforming credit mortgage loans for subsequent resale on behalf of CMC. Nonconforming credit loans are those that generally do not conform to agency underwriting guidelines, whether due to poor credit histories, the absence of a credit history, excessive debt-to-income ratios, inability to verify the borrower's income, refinance cash-out exceptions or a variety of other agency guideline exceptions. In exchange for the additional lender risk associated with these loans, nonconforming borrowers generally are required to pay a higher interest rate, and depending upon the severity of the credit history, a lower LTV may be required than for a conforming borrower.

     The Bank generally originates and acquires nonconforming loans with the intention of holding the loans for up to 90 days and in turn selling them in larger pools to institutional investors. In connection with such sales, the Bank earns a cash premium on the unpaid principal balance of the loans, generally equal to a designated multiple of the excess of the weighted average interest rate of the loan pool over the interest rate required by the institutional investor for the mix of loans delivered.

     Currently, all loans and their related servicing rights are sold on a non-recourse basis pursuant to agreements containing customary representations and warranties by the Bank regarding the underwriting criteria and the origination process. The Bank, therefore, could be required to repurchase a loan in the event of a breach of its representations and warranties. In addition, in certain of its agreements, the Bank is required to repurchase a loan in the event of a default on the first monthly payment due the purchaser, and to refund a portion of the premium received with respect to a loan if the loan is prepaid in full during the first year after it is sold (such portion declines ratably to zero by the end of the year). However, absent a breach of its representations and warranties or, if applicable, a first payment default, the Bank has no exposure with respect to losses incurred by the purchaser with respect to a default by the borrower. To date, the Bank has not been required to repurchase a nonconforming loan, although there is no assurance that it will not be required to do so in the future.

     Historically, the Bank has favored whole loan sales over securitizations because it realizes cash revenues on the sale of its loans and retains no risks, other than as described above, with respect to the loans sold. A company that securitizes its loans generally obtains its "premium" in the form of a retained interest in certain future revenues of the securitization trust, and generally recognizes a receivable for the estimated present value of such future revenues. However, the realization of such receivable is subject to the actual payment experience of the loan pool. While the securitizer's loans are eliminated from its balance sheet upon securitization, typically the securitizer retains a level of default and prepayment risk on the outstanding loans it is servicing. Some securitizers have incurred substantial write-downs of their securitization receivables due to adverse default and prepayment experience. The Bank does not retain these risks and, since it sells its loans with their related servicing rights, it does not retain any risk with respect to the ongoing valuation of servicing rights. The Bank from time to time monitors and evaluates the economics and relative risk/reward characteristics of whole loan sales and securitizations.

     The Bank offers a wide array of nonconforming mortgage products in accordance with its own internal underwriting guidelines, including fixed rate first and second mortgages, various types of adjustable rate products, high LTV products, reduced documentation loans and loans secured by non-owner occupied properties. The Bank has originated its loans primarily through its own mortgage originators and through a network of independent mortgage brokerage and banking firms meeting the Bank's approval criteria ("Brokers"). The Bank believes that the utilization of small independent Brokers represents the most cost effective approach for the Bank. By offering a more comprehensive array of products, excellent service and quick approval and documentation turn-around, the Bank strives to be the sole or dominant origination source for each of its Brokers. The Bank, through CMC, employs six regional account executives who market to Brokers, and whose compensation packages are heavily incentive oriented based on the dollar volume of loans originated on behalf of their Brokers. The Bank has agreements with approximately 125 Brokers located primarily in the Mid-Atlantic and Southeastern parts of the country.

     As of November 30, 1997, the Bank, through CMC, had a staff of 24 underwriters, processors, loan closers, funders and quality reviewers who are responsible for the various processes involved in the origination and sale of a loan. In addition, the Bank makes extensive use of computer technology in its processing of loans. All files are computerized so that information can be accessed by all appropriate individuals. The Bank generally prepares its own documents on all loans it originates, thereby reducing its dependence on the Brokers for proper documentation. It also closely monitors compliance issues and re-discloses broker compensation and other required disclosure matters on every loan it originates. The Bank typically charges a processing and underwriting fee averaging $450 on each loan it originates.

     During the quarters ended June 30 and September 30, 1997, the Bank originated or acquired $10 million and $25.6 million, respectively, of nonconforming loans. Upon achieving this higher volume level, the Bank was able to generate larger gains from the sale of its nonconforming loans by dividing the loans into various homogenous pools that are more valuable to purchasers seeking the type of product in the pool (e.g., fixed rate, adjustable rate, higher credit grade pool, higher LTV pool).

     In October 1997, the Bank began to purchase loans from mortgage banking firms in pools generally ranging from $500,000 to $3 millon. By purchasing loan pools, the Bank incurs reduced underwriting and processing costs, since it does not have to provide pre-approvals on individual loans and can underwrite a group of loans more efficiently. In connection with the Bank's purchase of loan pools, the Bank enters into agreements with the sellers that for the most part mirror the provisions of the agreements the Bank has with purchasers of its loans. Because of the larger volume of loans it is producing, the Bank has sometimes utilized forward pricing commitments on its fixed rate loans generally lasting up to 40 days.

     In addition to the revenues derived from the sale of nonconforming loans, the Bank also earns net interest income on the loans until their subsequent sale. As of September 30, 1997, the weighted average interest rate on the Bank's nonconforming loan portfolio available for sale was 11.34%. This resulted in an annualized spread of approximately 570 basis points on the nonconforming loan portfolio pending sale.

     In an attempt to further accelerate its growth in the origination of nonconforming loans, CMC hired a Vice President - National Sales on December 1, 1997. The Bank and CMC are also pursuing additional loan pool purchase relationships.

Delinquent Property Tax Liens/Certificates

     Through its 60% owned subsidiary, CSC, the Bank acquires, at auction or through assignment, delinquent property tax certificates in various jurisdictions that sell such certificates. The procedures for the sale and purchase of property tax certificates are defined by local law, but generally, in exchange for paying the outstanding property taxes and penalties, the purchaser assumes a lien position on the property that is superior to any mortgage lien. After a specified holding period, the purchaser has the right to commence strict foreclosure proceedings, under which the purchaser will receive title to the property free and clear of any liens, regardless of the relationship between the property value and the property tax lien. Prior to such strict foreclosure, the property owner and/or junior lien holders have the right to redeem the certificate by paying the amount expended by the tax certificate holder, plus interest and/or penalties as defined by local statute. Since the outstanding property taxes are generally a small percentage of the property value, there is an incentive for a junior lien holder or property owner to redeem the certificate prior to strict foreclosure, as they will not otherwise share in the excess of the property value over the property tax lien amount.

     CSC is currently focusing its efforts in New Jersey and Connecticut, although it is exploring other states. While the effective rate of return (increase in redemption value) of each individual tax lien will vary, CSC has on average been able to earn approximately a 14% yield with effective LTVs significantly below the Bank's prevailing lending standards. In New Jersey, by virtue of acquiring a tax lien, CSC also obtains the right to pay any future unpaid delinquent property taxes, and, once paid, is statutorily entitled to interest up to 18% annually on such future delinquent taxes.

     Prior to bidding at any auctions, CSC conducts due diligence on available properties in accordance with internal guidelines, such as the review of property types, appraised values and lien searches and, depending upon size, will physically inspect the property. As of September 30, 1997, CSC had a portfolio of $1.9 million of delinquent property tax certificates.


Properties

     The Company's headquarters are located at 1230 Walnut Street in Philadelphia, Pennsylvania. The Bank operates from two branch offices, one of which is located at the Company's headquarters and the other is located at 6526 Castor Avenue in Philadelphia. The Bank leases its Walnut Street and Castor Avenue locations under lease agreements with terms expiring in 2014 and 1999, respectively, assuming the Bank exercises all of its options to renew such leases. The Walnut Street location is leased from Walnut Square Partners, a partnership controlled by Ronald L. Caplan, a director of the Company and the Bank. In addition, CMC leases space at a building owned by 1334 Walnut Street Partners, which is a partnership controlled by Mr. Caplan and QUEST, a wholly-owned subsidiary of the Bank. See "Certain Relationships and Related Transactions."


Personnel

     At November 30, 1997, the Company, including the Bank and its subsidiaries, had 70 full-time and four part-time employees, of which 22 were employed by the Bank and 50 were employed by the Bank's subsidiaries. The Company's only employees were the Chairman and the President. The Company's and the Bank's employees are not represented by a collective bargaining group. The Company and the Bank believe that their relationship with their respective employees is good.


Legal Proceedings

     There are various claims and lawsuits in which the Company or the Bank are periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. In the opinion of management, there are no material pending claims or lawsuits.

                          SUPERVISION AND REGULATION

General

     The Bank is chartered as a federal savings bank under the Home Owners' Loan Act, as amended (the "HOLA"), which is implemented by regulations adopted and administered by the OTS. As a federal savings bank, the Bank is subject to regulation, supervision and regular examination by the OTS. The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including the Bank and the Company. Federal banking laws and regulations control, among other things, the Bank's investments, loans, required reserves, mergers and consolidations, payment of dividends and other aspects of the Bank's operations. The deposits of the Bank are insured by the SAIF administered by the FDIC to the maximum extent provided by law ($100,000 for each depositor). In addition, the FDIC has certain regulatory and examination authority over OTS-regulated savings institutions and may recommend enforcement actions against savings institutions to the OTS. The supervision and regulation of the Bank is intended primarily for the protection of the SAIF and the Bank's depositors rather than the Company or its shareholders.

     As a savings and loan holding company, the Company is registered with the OTS and subject to OTS regulation and supervision under the HOLA. The Company also will be required to file certain reports with, and otherwise comply with the rules and regulations of, the Commission under the federal securities laws.

     The following discussion is intended to be a summary of certain statutes, rules and regulations affecting the Bank and the Company. A number of other statutes and regulations have an impact on their operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to relevant statutes and regulations.


Regulation of the Bank

     Business Activities. The Bank derives its lending and investment powers from the HOLA and the regulations of the OTS thereunder. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of commercial paper and debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities reasonably related to the business of financial institutions but not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to various limitations.

     Branching. Subject to certain limitations, OTS regulations currently permit a federally chartered savings institution like the Bank to establish branches in any state of the United States, provided that the federal savings institution qualifies as a "domestic building and loan association" under the Internal Revenue Code of 1986, as amended (the "Code"), or is a "qualified thrift lender" under HOLA. See " -- Qualified Thrift Lender Test." The Bank has no current plans to establish any branch outside Pennsylvania although its authority to establish interstate branches could facilitate a geographic diversification in the future.

     Regulatory Capital. The OTS has adopted capital adequacy regulations that require savings institutions such as the Bank to meet three minimum capital standards: a "core" capital requirement of 3% of adjusted total assets, a "tangible" capital requirement of 1.5% of adjusted total assets, and a "risk-based" capital requirement of 8% of total risk-based capital to total risk-weighted assets. In addition, the OTS has adopted regulations imposing certain restrictions on savings institutions that have a total risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (or 3% if the institution is rated Composite 1 under the CAMEL examination rating system). See "-- Prompt Corrective Regulatory Action."

     The core capital, or "leverage ratio," requirement mandates that a savings institution maintain core capital equal to at least 3% of its adjusted total assets. "Core capital" includes common shareholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries and certain nonwithdrawable accounts and pledged deposits. Core capital is generally reduced by the amount of the savings institution's intangible assets, with limited exceptions for permissible mortgage servicing rights ("MSRs"), purchased credit card relationships and certain intangible assets arising from prior regulatory accounting practices. Core capital is further reduced by the amount of a savings institution's investments in and loans to subsidiaries engaged in activities not permissible for national banks. At September 30, 1997, the Bank had no such investments.

     The risk-based capital standards of the OTS require maintenance of core capital equal to at least 4% of risk- weighted assets and total capital equal to at least 8% of risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" includes core capital plus supplementary capital up to the amount of core capital. Supplementary capital includes preferred stock that does not qualify as core capital, nonwithdrawable accounts and pledged deposits to the extent not included in core capital, perpetual and mandatory convertible subordinated debt and maturing capital instruments meeting specified requirements and a portion of the institution's loan and lease loss allowance.

     The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after the dollar amount of each such asset and item is multiplied by an assigned risk weight, which ranges from 0% to 100% as assigned by the OTS capital regulations based on the risks the OTS believes are inherent in the type of asset or off-balance sheet item.

     The OTS risk-based capital regulation also includes an interest rate risk ("IRR") component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements.

     The following table sets forth the Bank's compliance with its regulatory capital requirements at September 30, 1997.

                                                                  Capital
                                         Bank Capital           Requirements          Excess Capital
                                     --------------------   --------------------   ---------------------
                                      Amount     Percent     Amount     Percent     Amount      Percent
                                     --------   ---------   --------   ---------   --------   ----------
                                                           (Dollars in thousands)
Tangible capital .................    $7,158       5.29%     $2,030       1.50%     $5,128        3.79%
Core capital .....................     7,158       5.29       5,413       4.00       1,745        1.29
Total risk-based capital .........     7,645      10.26       5,960       8.00       1,685        2.26

     Prompt Corrective Regulatory Action. Under FDICIA, the federal banking regulators are required to take prompt corrective action in respect of depository institutions that do not meet certain minimum capital requirements, including a leverage limit and a risk-based capital requirement. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. As required by FDICIA, banking regulators, including the OTS, have issued regulations that classify insured depository institutions by capital levels and provide that the applicable agency will take various prompt corrective actions to resolve the problems of any institution that fails to satisfy the capital standards.

     Under the joint prompt corrective action regulations, a "well-capitalized" institution is one that is not subject to any regulatory order or directive to meet any specific capital level and that has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a ratio of Tier 1 capital to total assets ("leverage ratio") of 5%. An "adequately capitalized" institution is one that does not qualify as "well capitalized" but meets or exceeds the following capital requirements: a total risk-based capital of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the institution has the highest composite examination rating. An institution not meeting these criteria is treated as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" depending on the extent to which its capital levels are below these standards. An institution that falls within any of the three "undercapitalized" categories will be subject to certain severe regulatory sanctions required by FDICIA and the implementing regulations. As of September 30, 1997, the Bank was "well-capitalized" as defined by the regulations, with a total risk-based capital ratio of 10.26%, a Tier 1 risk-based capital ratio of 9.61% and a leverage ratio of 5.29%.

     Federal Deposit Insurance. The Bank is required to pay assessments, based on a percentage of its insured deposits, to the FDIC for insurance of its deposits by the SAIF.

     Under the FDIC's risk-based deposit insurance assessment system, the insurance assessment rate for an insured depository institution depends on the assessment risk classification assigned to the institution. Institutions are assigned by the FDIC to one of three capital groups -- well-capitalized, adequately capitalized, or undercapitalized -- and, within each capital category, to one of three supervisory subgroups. Unless permitted by the FDIC or required by law, insured institutions may not state their assessment risk classification in any advertisement or promotional material.

     In order to recapitalize the SAIF and to equalize the deposit insurance premiums paid by SAIF-insured institutions and institutions with deposits insured by the Bank Insurance Fund, Congress enacted the Deposit Insurance Funds Act of 1996 (the "1996 Act"), which authorized the FDIC to impose a one-time special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF to the statutorily designated reserve ratio of 1.25% of insured deposits. Institutions were assessed at the rate of
65.7 basis points per $100 of each institution's SAIF-assessable deposits as of March 31, 1995. The 1996 Act provides that the amount of the special assessment will be deductible for federal income tax purposes for the taxable year in which the special assessment is paid. Based on the foregoing, the Bank paid a special assessment of $296,000 on November 26, 1996. Net of related tax effects, this reduced reported earnings by $192,000 for the three months ended September 30, 1996 and the year ended June 30, 1997.

     As a result of the recapitalization of the SAIF by the 1996 Act, the FDIC reduced the insurance assessment rate for SAIF-assessable deposits for periods beginning October 1, 1996. For the first half of 1997, the FDIC set the effective insurance assessment rates for SAIF-insured institutions, such as the Bank, at zero to 27 basis points. In addition, SAIF-insured institutions will be required, until December 31, 1999, to pay assessments to the FDIC at an annual rate of between 6.0 and 6.5 basis points to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to recapitalize the predecessor to the SAIF. During this period, BIF member banks will be assessed for payment of the FICO obligations at one-fifth the annual rate applicable to SAIF member institutions. After December 31, 1999, BIF and SAIF members will be assessed at the same rate (currently estimated at approximately 2.4 basis points) to service the FICO obligations.

     The 1996 Act also provides that the FDIC may not assess regular insurance assessments for the SAIF unless required to maintain or to achieve the designated reserve ratio of 1.25%, except for such assessments on those institutions that are not classified as "well-capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. The Bank is classified as "well-capitalized" and has not been found by the OTS to have such supervisory weaknesses.

     Qualified Thrift Lender Test. The HOLA and OTS regulations require all savings institutions to satisfy one of two Qualified Thrift Lender ("QTL") tests or to suffer a number of sanctions, including restrictions on activities. To qualify as a QTL, a savings institution must either (i) be deemed a "domestic building and loan association" under the Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans, and investments in premises of the institution or
(ii) satisfy the HOLA's QTL test by maintaining at least 65% of "portfolio assets" in certain "Qualified Thrift Investments." For purposes of the HOLA's QTL test, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (a) loans or securities related to domestic residential housing or manufactured housing, (b) loans to small businesses, student loans and credit card loans and (c) subject to a limitation equal to 20% of portfolio assets, 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions, 100% of consumer loans (not described above) and certain other assets, 200% of their investments in loans to finance "starter homes" (with purchase prices not exceeding 60% of median value) and loans for construction, development or improvement of housing and community service facilities or for financing small business in "credit needy" areas.

     A savings institution must maintain its status as a QTL on a monthly basis in at least nine out of every 12 months. An initial failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions and a restriction on obtaining additional advances from its Federal Home Loan Bank. If a savings institution does not requalify under the QTL test within the three-year period after it fails the QTL test, it would be required to terminate any activity (and dispose of any investment) not permissible for a national bank and repay as promptly as possible any outstanding advances from its Federal Home Loan Bank. In addition, the holding company of such an institution, such as the Company, would be required to register as a bank holding company with the Federal Reserve Board. At September 30, 1997, the Bank qualified as a QTL.

     Loans to One Borrower. Under HOLA, savings associations are generally subject to the national bank limits on loans to one borrower. Generally, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the institution's unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is fully secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate.

     Enforcement. Under the Federal Deposit Insurance Act (the "FDI Act"), the OTS has primary enforcement responsibility over savings associations such as the Bank and has the authority to bring enforcement action against all "institution-related parties," including shareholders, attorneys, appraisers, and accountants who knowingly or recklessly participate in wrongful action that caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, an insured depository institution. Civil penalties cover a wide range of violations and actions and range up to $25,000 per day unless a finding of reckless disregard is made, in which case fines of up to $1 million per day are permitted. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. In addition, regulators have substantial discretion to take enforcement action against an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements. Possible enforcement action ranges from the imposition or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the director, the FDIC has authority to take such action under certain circumstances. The Bank is not presently subject to any of the foregoing enforcement actions.

     Safety and Soundness Standards. FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, requires the OTS, together with the other federal bank regulatory agencies, to prescribe standards, by regulation or guideline, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation, and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The OTS and the federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to the statute. In general, guidelines adopted by the OTS require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

     In addition, on July 10, 1995, the OTS and the federal bank regulatory agencies proposed guidelines for asset quality and earnings standards. Under the proposed standards, a savings institution would be required to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards, in the form proposed by banking agencies, would not have a material effect on the operations of the Bank.

     Limitations on Capital Distributions. OTS regulations impose limitations upon capital distributions by a savings institution, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. A savings institution must give notice to the OTS at least 30 days before a proposed capital distribution. A savings institution that has capital in excess of all regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of
(a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its capital requirements) at the beginning of the calendar year, or (b) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior OTS approval.

     Under OTS regulations, the Bank would not be permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Conversion. In addition, under the OTC's prompt corrective action regulations, the Bank would be prohibited from paying dividends if the Bank were classified as "undercapitalized" under such rules. See "-- Prompt Corrective Regulatory Action."

     In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "Taxation."

     Consumer Credit Regulation. The Bank's mortgage lending activities are subject to the provisions of various federal and state statutes, including, among others, the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, statutes limiting loan fees and charges, and the regulations promulgated thereunder. These statutes and regulations, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, require the disclosure of certain basic information to mortgage borrowers concerning credit terms and settlement costs, prohibit the payment or receipt of money or other valuable consideration for a referral of real estate settlement services (including the origination of mortgage loans) and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Failure to comply (or perceived failure to comply) with these requirements can lead to administrative enforcement actions, class action lawsuits and demands for restitution or loan rescission. In recent years, consumer litigation (including class action litigation) has become increasingly prevalent in the Bank's market area.

     Transactions with Affiliates. The Bank is subject to restrictions imposed by Sections 23A and 23B of the Federal Reserve Act on extensions of credit to, and certain other transactions with, the Company and other affiliates, and on investments in the stock or other securities thereof. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank unless the loans are secured by specified collateral at specified levels (equal to or greater than 100% of the loan amount), and require such transactions to have terms comparable to terms of arms-length transactions with third persons. Further, such secured loans and other transactions and investments by the Bank are generally limited in amount as to the Company or any other affiliate to 10% of the Bank's capital and surplus and as to the Company and all other affiliates to an aggregate of 20% of the Bank's capital and surplus. These restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses.

     Loans to Directors, Executive Officers and Principal Shareholders. The Bank's ability to extend credit to the directors, executive officers and 10% shareholders of the Bank and the Company, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board thereunder. Among other things, these provisions require that an institution's extensions of credit to these insiders (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the institution's capital. In addition, extensions of credit in excess of certain limits must be approved by the institution's Board of Directors.

     Reserve Requirements. Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.4 million of transaction accounts, and reserves equal to 3% must be maintained on the next $49.3 million of transaction accounts, plus reserves equal to 10% on the remainder. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1997, the Bank met its reserve requirements.

     Liquidity Requirements. The Bank is required to maintain sufficient liquidity to insure its safe and sound operation. In addition, for each calendar quarter, the Bank is required to maintain an average daily balance of liquid assets (cash, savings accounts and certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, and specified United States government, state or federal agency obligations with maturities not exceeding specified lengths) equal to not less than 4% of the average daily balance or ending balance of its net short-term withdrawable savings deposits plus short-term borrowings for the prior calendar quarter.

     Classification of Assets. Savings institutions are required to classify their assets on a regular basis, establish appropriate allowances for losses and report the results of such classification quarterly to the OTS. A savings institution is also required to set aside adequate valuation allowances and establish liabilities for off-balance sheet items, such as letters of credit, when a loss becomes probable and estimable. The OTS has the authority to review the institution's classification of its assets and to determine whether additional assets must be classified or the institution's valuation allowances must be increased.

     Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial associations nor does it limit an institution's discretion to develop the types of products and services that it believes are best-suited to its particular community. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in evaluating certain applications by such institution. The CRA also requires all associations to publicly disclose their CRA rating. The Bank received a CRA rating of "satisfactory" in its most recent examination.

     Federal Home Loan Bank System. The FHLB System consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. At September 30, 1997, the Bank was in compliance with this requirement, with an investment in FHLB stock of $786,000. Long-term FHLB advances may only be made for the purpose of providing funds for residential housing finance. At September 30, 1997, the Bank had $4.4 million of total advances outstanding from the FHLB.

     Federal Reserve System. Federal Reserve regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily regular checking and NOW accounts). The Bank is in compliance with these regulations. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the OTS. Because required reserves must be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirements is to reduce the Bank's interest-earning assets. FHLB system members are also authorized to borrow from the Federal Reserve, but applicable regulations require associations to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

     Proposed Legislation. Legislation currently pending before the United States Congress would, if enacted, require all federal savings institutions (such as the Bank) to convert to a national bank or a state bank or savings bank charter. If the pending legislation were to be adopted in its current form, it would eliminate certain advantages now enjoyed by federal savings institutions over their commercial bank counterparts, such as unrestricted interstate branching authority and broader preemption of restrictive state laws.

     As the proposed legislation is part of a larger financial services bill and is in early stages of consideration, the Company cannot predict whether or in what form the legislation will be enacted. However, based upon the provisions of the currently pending legislation, the management of the Company does not believe that the enactment of such legislation would have a material adverse effect on its financial condition or results of operations. The 1996 legislation repealed the percentage of taxable income method of calculating the bad debt reserve. The Bank historically elected to use the percentage of taxable income method and has been required by the 1996 legislation to recapture the excess portion of post-1997 reserves over a six year period.

Regulation of the Company

     The Company is a savings and loan holding company under the HOLA and, as such, is subject to OTS regulation, supervision and examination. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries and may restrict or prohibit activities that are determined to represent a serious risk to the safety, soundness or stability of the Bank or any other subsidiary savings institution.

     Under the HOLA, a savings and loan holding company is required to obtain the prior approval of the OTS before acquiring another savings institution or savings and loan holding company. A savings and loan holding company may not (i) acquire, with certain exceptions, more than 5% of a non-subsidiary savings institution or a non-subsidiary savings and loan holding company; or (ii) acquire or retain control of a depository institution that is not insured by the FDIC. In addition, while the Bank generally may acquire a savings institution by merger in any state without restriction by state law, the Company could acquire control of an additional savings institution in a state other than Pennsylvania only if such acquisition is permitted under the laws of the target institution's home state. As a unitary savings and loan holding company, the Company generally will not be subject to any restriction as to the types of business activities in which it may engage, provided that the Bank continues to satisfy the QTL test. See "-- Regulation and Supervision of the Bank -- Qualified Thrift Lender Test."

     Upon any non-supervisory acquisition by the Company of another savings institution that is held as a separate subsidiary, the Company would become a multiple savings and loan holding company and would be subject to limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under the Bank Holding Company Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation.


                                   TAXATION
General

     The Company files a consolidated federal income tax return with the Bank and its subsidiaries that are more than 80% owned based on its fiscal year. Consolidated returns have the effect of deferring gain or loss on intercompany transactions and allowing companies included within the consolidated return to offset income against losses under certain circumstances. Subsidiaries which are less than 80% owned by the Company are not permitted to be included in the Company's consolidated federal income tax return.


Federal Income Taxation

     Thrift institutions are subject to the provisions of the Code in the same general manner as other corporations. Prior to 1996 legislation, institutions such as the Bank which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. The bad debt reserve deduction with respect to qualifying real property loans could be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").

     Earnings appropriated to the Bank's pre-1988 bad debt reserve are not available for distribution to shareholders (including distributions made on dissolution or liquidation), unless the amount of such earnings is included in the Bank's taxable income, along with the amount deemed necessary to pay the resulting federal income tax. For information regarding additions to the tax bad debt reserves, see Note K to Financial Statements.

     The Company's federal corporate income tax returns for the years ended June 30, 1993 and June 30, 1994 have been examined by the Internal Revenue Service. No changes were made to the Company's reported taxable income as a result of such examinations.

                                  MANAGEMENT



Directors and Executive Officers


     The Board of Directors of the Company is currently composed of ten members, each of whom serves for a term of one year. The Board of Directors of the Bank is composed of the same individuals. Executive officers are elected annually by the Board and serve at the Board's discretion subject to the terms of employment agreements with certain of its officers.


     The following table sets forth information with respect to the directors and executive officers of the Company.

               Name                   Age                      Position
               ----                   ---                      --------
Thomas J. Knox ...................    56     Chairman and Chief Executive Officer
Bruce A. Levy ....................    43     President and Director
Joseph T. Crowley ................    35     Director, Vice President, Secretary and Treasurer
Paul Bachow ......................    45     Director
Ronald L. Caplan .................    49     Director
D. Walter Cohen, D.D.S. ..........    70     Director
Daniel DiLella ...................    46     Director
Linda R. Knox ....................    52     Director
Joel S. Lawson III ...............    50     Director
Brian McAdams ....................    51     Director

Biographical Information

Directors and Executive Officers of the Company


     The principal occupation for at least the last five years of each executive officer and director of the Company, as well as certain other information, is set forth below.

     Thomas J. Knox. Mr. Knox has served as Chairman and Chief Executive Officer of the Company since 1988 and Chairman of the Bank since 1993. From 1989 to 1993, Mr. Knox was President of the Board of Directors of the Bank. From 1993 to 1995, Mr. Knox served as Special Deputy Rehabilitator and Chief Executive Officer of Fidelity Mutual Life Insurance Company, a $7.5 billion life insurance company placed in rehabilitation by the Pennsylvania Insurance Department. From 1992 to 1993, he served as Deputy Mayor of the City of Philadelphia overseeing the Office of Management and Productivity. He serves as a director of the City of Philadelphia Productivity Bank, which he chaired from 1992 to 1993, Vice-Chairman of the Philadelphia Airport Advisory Board, Chairman of the Concerto Soloist Orchestra and Chairman of the Sunday Serenade. Mr. Knox is a past director of Independence Blue Cross, the Medical College of Pennsylvania, St. Christopher's Hospital for Children and the Visiting Nurses Association.

     Bruce A. Levy. Mr. Levy has served as President and a director of the Company and a director of the Bank since 1996. From 1994 to 1996, Mr. Levy was a private investor and an independent consultant. From 1992 until its sale in 1994, he was the sole shareholder of Philadelphia Benefits Corporation, a health benefits consulting and marketing firm. From 1981 to 1992, Mr. Levy served as President and was a shareholder of Preferred Benefits Corporation, a 401(k) consulting and administration firm he co-founded. From 1975 to 1981, he served in various capacities with Ernst & Young. Mr. Levy is a graduate of the Wharton School of the University of Pennsylvania.

     Joseph T. Crowley. Mr. Crowley has served as Vice-President, Secretary, Treasurer and a director of the Company since 1993, President of the Bank since 1993 and was Chief Financial Officer of the Bank from 1992 to 1993. From 1988 to 1992, Mr. Crowley was Senior Vice President of Hansen Savings Bank. From 1985 to 1988, he was an auditor with KPMG Peat Marwick, specializing in the banking industry. Mr. Crowley is a graduate of Widener University.

     Paul Bachow. Mr. Bachow became a director of the Company in 1997 and has served as director of the Bank since 1993. Since 1985, Mr. Bachow has been Senior Managing Director and President of Bachow & Associates, Inc. Mr. Bachow received a B.A. in Accounting and Finance from American University, a Master's degree in Tax Law from New York University and a Juris Doctor from Rutgers Law School. Mr. Bachow is a Certified Public Accountant.

     Ronald L. Caplan. Mr. Caplan became a director of the Company in 1997 and has been a director of the Bank since 1995. Mr. Caplan is the President of Philadelphia Management Corporation, which he founded in 1982. He is also the founder and President of Roosevelts' Incorporated. Since 1975, Mr. Caplan has been actively engaged in acquiring, financing, renovating and managing residential and commercial real estate in the Greater Philadelphia area, with his activities largely concentrated in Center City Philadelphia. Mr. Caplan is a graduate of Northeastern University.

     D. Walter Cohen, D.D.S. Dr. Cohen became a director of the Company in 1997 and has served as a director of the Bank since 1994. Since 1993, Dr. Cohen has been Chancellor of the Allegheny University of the Health Sciences. From 1986 to 1993, Dr. Cohen was President of the Medical College of Pennsylvania. Dr. Cohen is also a partner in a periodontal practice in Philadelphia. Dr. Cohen is a graduate of the University of Pennsylvania and earned his D.D.S. from its School of Dental Medicine.

     Daniel DiLella. Mr. DiLella became a director of the Company in 1997 and has served as a director of the Bank since 1991. Mr. DiLella has been President and CEO of Berwind Property Group since 1983. From 1973 to 1983, Mr. DiLella was Vice President of Girard Bank. Mr. DiLella is a graduate of Villanova University and received his MBA from Saint Joseph's University.

     Linda R. Knox. Ms. Knox became a director of the Company in 1997, and has served as President of the Board of Directors of the Bank since 1993 and a director of the Bank since 1989. Prior to 1993, Ms. Knox was a realtor specializing in the sale of historical and architecturally significant properties in the Philadelphia area. Ms. Knox attended Rider University and is a graduate of the Temple University Real Estate Institute. Ms. Knox is the wife of Mr. Knox.

     Joel S. Lawson III. Mr. Lawson became a director of the Company in 1997 and has served as a director of the Bank since 1994. Mr. Lawson is the Managing Partner and CEO of Howard, Lawson & Co., an investment banking and corporate finance firm in Philadelphia, a position he has held since 1980. Mr. Lawson is also a director of Urban Outfitters, Inc. and several privately-held companies. He is a graduate of Yale University and received his MBA from the Wharton School of the University of Pennsylvania.

     Brian McAdams. Mr. McAdams became a director of the Company in 1997 and has served as a director of the Bank since 1989. Mr. McAdams is Chairman and CEO of STRATVIS Advisement, Chairman of McAdams, Richman & Ong, an advertising and design firm, and Chairman of Back Health Centers, Inc. Mr. McAdams served as Chairman and CEO of National Media Corporation from 1994 to 1996, and continues to serve as a director of that company.

Executive Officers of the Bank's Subsidiaries

     Robert N. Morro, age 37. Mr. Morro has served as Executive Vice President of CMC since 1996. From 1995 to 1996, Mr. Morro was Vice President-Wholesale Lending for Freedom Mortgage Corporation. From 1993 to 1995, Mr. Morro was Director of Operations for DSB Funding, a division of Delaware Savings Bank, and from 1990 to 1993, he was Assistant Vice President of American Financial Corporation located in Tampa. Mr. Morro is a graduate of Stockton State College.

     Robert W. Stein, age 30. Mr. Stein has served as President of CSC since 1996. From 1995 to 1996, Mr. Stein was an associate with the law firm of Pepper Hamilton & Scheetz LLP. From 1994 to 1995, Mr. Stein was a law clerk for the late John F. Gerry, then Chief Judge of the District Court for the District of New Jersey. Mr. Stein is a graduate of the University of Chicago and received his law degree from the Rutgers University School of Law.

     Michael D. Kushner, age 32. Mr. Kushner has served as President of CMCD since 1997. Since 1990, Mr. Kushner has been President and the sole shareholder of Merit Financial Corporation, a licensed mortgage broker. Mr. Kushner is a graduate of George Washington University.

     Haiching Zhao, Ph.D., age 41. Dr. Zhao has served as President of NCM since 1997. Since 1993, Dr. Zhao has served as President and sole shareholder of NCSC, a company that markets financial services products to the U.S. Chinese community. Dr. Zhao is President of the National Council on Chinese Affairs. Dr. Zhao is a graduate of Peking University and received an M.S. in Biochemistry and a Ph.D. in Biophysics from the University of Connecticut.

Committees of the Board of Directors

     The Board of Directors of the Company recently established Executive, Audit, Nominating and Compensation Committees. A brief description of these committees is set forth below.

     The Executive Committee is generally responsible to act on behalf of the Board of Directors on all matters between regular and special meetings of the Board. Currently, the members of this Committee are Mr. Knox, Mr. Levy and Mr. Lawson.

     The Audit Committee reviews and advises the Board of Directors with respect to reports by the Company's independent auditors and monitors the Company's compliance with laws and regulations applicable to the Company's financial statements. Currently, the members of this Committee are Mr. Levy, Mr. McAdams and Dr. Cohen.

     The Nominating Committee is responsible for considering potential nominees to the Board of Directors. In its deliberations, the Nominating Committee considers the candidate's knowledge of the banking business and involvement in community, business and civic affairs, among other factors. Currently, the members of this Committee are Mr. Knox, Mr. Levy and Ms. Knox.

     The Compensation Committee handles personnel and compensation matters relating to the executive officers of the Company. Currently, the members of this Committee are Mr. McAdams and Dr. Cohen.

     The Bank has a Loan Committee which reviews all Commercial Real Estate loans, SBA loans and certain other loans. Currently, the members of this Committee are Mr. Knox, Ms. Knox, Mr. Levy, Mr. Crowley, Mr. Caplan and Mr. DiLella.


Compensation Committee Interlocks and Insider Participation

     Determinations regarding compensation of the Company's executive officers are made by the Company's Compensation Committee. Mr. McAdams and Dr. Cohen currently serve on the Compensation Committee. The Bank extended Mr. McAdams a $60,000 personal line of credit in September 1997. Amounts outstanding under the line of credit accrue interest at the prime rate as reported in the Wall Street Journal ("Prime") minus 0.5% and outstanding amounts are secured by certain marketable securities. The Bank has also extended a term loan in the amount of $280,000 to Bastille Associates, L.P., a partnership of which Mr. McAdams is a general partner. Amounts outstanding under the term loan accrue interest at a rate of Prime plus 1.5% (adjusted annually) and outstanding amounts are secured by certain assets of the partnership. Mr. McAdams personally guaranteed 50% of the loan. The Bank extended Dr. Cohen a $125,000 business line of credit in March 1996. Amounts outstanding under the line of credit accrue interest at a rate of Prime plus 0.75% and outstanding amounts are secured by certain assets of Dr. Cohen's dental practice as well as his personal guarantee. Dr. Cohen is also a limited partner in Bastille Associates, L.P. Each of these loans has been current throughout its term and was made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated persons.

Remuneration of Executive Officers

Summary Compensation Table

     The following table sets forth compensation paid to the Chairman and Chief Executive Officer, President and Vice President of the Company in fiscal year 1997. Except as set forth below, no executive officer of the Company was paid salary and bonus during the fiscal year that exceeded $100,000 for services rendered in all capacities to the Company.

                                                                         Long Term
                                                                        Compensation
                                       Annual Compensation                 Awards
                              --------------------------------------   -------------
                                                                         Securities
          Name and                                                       Underlying       All Other
     Principal Position        Year         Salary           Bonus       Options(#)      Compensation
---------------------------   ------   ----------------   ----------   -------------   ---------------
Thomas J. Knox(1) .........   1997        $      --(1)     $    --          --            $     --
 Chairman and Chief
 Executive Officer

Bruce A. Levy(1) ..........   1997        $  93,000(1)     $    --          --            $     --
 President

Joseph T. Crowley .........   1997        $  88,000        $12,000        -- (2)          $  6,000(3)
 Vice President

------------
(1) Mr. Knox received no compensation from the Company and its subsidiary during the year ended June 30, 1997. Following the Offering, Mr. Knox will be paid annual compensation of $61,800 and Mr. Levy will be paid compensation in accordance with his employment agreement. See "-- Employment Agreements." Mr. Knox and Mr. Levy received interest payments in connection with certain notes to the Company. See "Certain Relationships and Related Transactions."


(2) In December 1997, the Company granted Mr. Crowley options to purchase 20,000 shares of Common Stock at an exercise price of $12 per share and options to purchase 8,000 shares of Common Stock at the public offering price.


(3) Represents automobile allowance of $6,000.

Stock Option Plans

     Employee Plan. The Employee Stock Option Plan (the "Employee Plan") was adopted by the Board and approved by the Company's shareholders in December 1997. The Employee Plan permits the Company to grant non-qualified stock options to officers, employees and consultants of the Company and its subsidiaries.

     The Employee Plan is administered by the Board, which has the authority to determine the plan's participants and the terms and conditions of the options granted under the plan, including the number of shares subject to each option grant, the exercise price, the option term (which may not exceed ten years) and vesting and termination provisions. The per share exercise price cannot be less than 100% of the fair market value of a share of Common Stock on the date of grant and is payable to the Company in full upon exercise. Payment may be made in cash or, if approved by the Board, in shares of Common Stock or by reduction in the number of shares of Common Stock issuable upon exercise of the option.

     The particular terms and conditions of each option will be set forth in a separate agreement. Options generally will terminate when a participant ceases to be an employee or consultant of the Company or its subsidiaries, except that options that were exercisable on the date of such termination may be exercised for a period of 30 days, or one year in the case of a termination due to a participant's disability. If a participant dies, all options will become fully exercisable and may be exercised for a period of one year. All options will become immediately exercisable upon a change of control (as defined in the plan).

     The maximum aggregate number of shares of Common Stock that may be issued under the Employee Plan is 200,000 shares. As of December 8, 1997, options to purchase a total of 20,000 shares of Common Stock at an exercise price of $12.00 per share had been granted under the Employee Plan, which options will become exercisable in four equal annual installments and will expire on the fifth anniversary of the date of grant. The Board has also approved the grant of options to purchase an additional 8,000 shares at an exercise price equal to the initial public offering price. These options will be granted on the date on which the Registration Statement is declared effective and will become exercisable six months after such date. Options that expire, terminate or are cancelled or forfeited will again be available for grant under the Employee Plan. The Board, in its discretion, may at any time amend, discontinue or terminate the Employee Plan, provided that the rights of a participant with respect to any outstanding option may not be diminished or impaired without the participant's consent.

     Directors Plan. The Director Stock Option Plan (the "Director Plan") was adopted by the Board and approved by the Company's shareholders in December 1997. The Director Plan is administered by the Board and provides for the grant to non-employee directors of Replacement Stock Options and Annual Stock Options (as described below).

     Replacement Stock Options will be granted to each non-employee director on the date on which the Registration Statement is declared effective in exchange for the surrender by each such director of the phantom stock options previously granted under the Company's Phantom Stock Option Plan. In the aggregate, such Replacement Options will give such non-employee Directors the right to purchase 54,200 shares of Common Stock at an exercise price per share equal to the initial public offering price. All Replacement Stock Options become exercisable six months after the date of grant and terminate five years after the date of grant.

     Annual Stock Options will be granted to each non-employee director on the date on which the Registration Statement is declared effective and each year thereafter on the date of the Company's Annual Meeting of Shareholders. In the initial grant, each non-employee director who serves on one or more committees of the Board will receive Annual Stock Options to purchase 1,000 shares of Common Stock and each non-employee director who does not serve on any committee of the Board will receive Annual Stock Options to purchase 500 shares. In each subsequent grant, the number of shares of Common Stock subject to the Annual Stock Option will be determined by dividing $15,000 (or $7,500 in the case of a non-employee director who does not serve on any committee of the Board) by the fair market value of a share of Common Stock on the date of grant, and rounding up to the next higher whole number. The exercise price for the initial grant of Annual Stock Options will be the initial public offering price; the exercise price for all subsequent grants will be 100% of the fair market value of a share of Common Stock on the date of grant. All Annual Stock Options become exercisable one year after the date of grant and expire five years after the date of grant.

     The particular terms and conditions of each option will be set forth in a separate agreement. Upon exercise of an option, the exercise price must be paid to the Company in full in cash or, if approved by the Board, in shares of Common Stock or by reduction in the number of shares of Common Stock issuable upon such exercise. If a participant ceases to be a director of the Company, all Replacement Stock Options and Annual Stock Options that were exercisable on such date may be exercised for a period of 30 days (except that, if a participant ceases to be a director because of death or disability, all options will become immediately exercisable and may be exercised for a period of one year). All options will become immediately exercisable upon a change of control (as defined in the plan).

     The maximum aggregate number of shares of Common Stock that may be issued under the Director Plan is 100,000 shares. Options that expire, terminate or are cancelled or forfeited will again be available for grant under the Director Plan. The Board, in its discretion, may at any time amend, discontinue or terminate the Director Plan, provided that the rights of a participant with respect to any outstanding option may not be diminished or impaired without the participant's consent.

Directors' Compensation

     In fiscal years 1996 and 1997, grants of options to purchase 27,100 shares were made to certain directors (other than Mr. Knox, Mr. Levy, Mr. Crowley and Ms. Knox) under a phantom stock option plan. In December 1997, such directors renounced their rights to such phantom options and received options to purchase an aggregate of 54,200 shares of Common Stock at the Offering price per share. Mr. Bachow, Mr. Caplan, Dr. Cohen, Mr. DiLella, Mr. Lawson and Mr. McAdams received options to purchase 3,800, 14,000, 10,200, 7,200, 11,600 and 7,400 shares, respectively.

     Each member of the Board of Directors, except for Mr. Knox, Mr. Levy, Mr. Crowley and Ms. Knox, will be granted the option to purchase 1,000 shares on the effective date of the Offering (500 if a director does not serve on a committee). In addition, on each anniversary thereafter, each such member of the Board shall receive grants to purchase that number of shares having an aggregate value of $15,000 ($7,500 if a director does not serve on a committee) determined by dividing the aggregate amount by the price per share of the Common Stock on the date the options are granted.


Employment Agreements

     The Company has a five-year employment agreement, dated March 1, 1996, with Bruce A. Levy. Under the terms of the agreement, Mr. Levy devotes substantially all of his time and efforts to conducting the business activities of the Company as President. Following the Offering, Mr. Levy will receive an annual salary of $150,000. Mr. Levy's employment is terminable by the Company for cause as defined in the agreement, and is terminable by Mr. Levy upon written notice to the Company. Upon termination, Mr. Levy is not permitted to compete with the Company or any subsidiary or affiliate of the Company by soliciting its employees or soliciting business from its customers or suppliers for a period of one year following such termination.

     The Bank has a three-year employment agreement, dated December 11, 1997 with Joseph T. Crowley. Under the terms of the agreement, Mr. Crowley will devote substantially all of his time and effort to conducting the business activities of the Bank as President thereof and will receive an annual salary of $100,000 with an eight percent increase as of July 1, 1999. In addition, Mr. Crowley is eligible for an annual bonus as determined by the Bank's Board of Directors. Upon termination, Mr. Crowley is not permitted to compete with the Bank in any of its businesses in the relevant market areas for such businesses for varying periods following termination depending upon the reason therefor. If Mr. Crowley's employment is prematurely terminated by the Bank without cause, Mr. Crowley is eligible to receive a severance payment equal to two times his annual salary if such termination occurs in the initial year of the employment agreement, and a severance payment equal to his annual salary if such termination occurs during the second or third year of the employment agreement.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a Management Agreement dated March 1, 1996, between the Company and the Bank, the Company provides certain services to the Bank, including the services of an officer of the Company as Chairman of the Board of Directors of the Bank, the services of another officer of the Company as a member of the Board of Directors of the Bank, the services of one or more of the Company's officers as members of the Bank's Loan, Compensation or any other committees created by the Board of Directors of the Bank and the provision of advisory services to the Bank. As compensation for these services, the Bank pays the Company a management fee of $18,500 each month. The Bank paid a management fee to the Company of $222,000 for each of the years ended June 30, 1997 and 1996.

     The Company is indebted to certain of its existing shareholders in the aggregate principal amount of $3.2 million. Such debts are evidenced by promissory notes, which are dated March 1, 1996, January 31, 1997 or September 30, 1997 and which accrue interest at a rate of six percent per annum. Thomas J. Knox and Bruce A. Levy hold notes for the principal amounts of $2,218,228 and $950,670, respectively, and each of Ronald L. Caplan, D. Walter Cohen, Daniel DiLella, Joel S. Lawson III and Brian McAdams hold notes for $13,800. The funds obtained in exchange for the issuance of the notes were contributed as capital to the Bank. Interest on each of the Notes is payable quarterly, provided, however, that such interest payments are due only to the extent that such sums are available for payment pursuant to all applicable federal banking regulations. With the exception of Mr. Knox and Mr. Levy, the shareholders to whom the Company is indebted have not received and will not receive any interest on their respective notes upon repayment. Aggregate interest payments have been made to Mr. Knox and Mr. Levy since the issuance of the Notes in the amounts of $97,850 and $88,775, respectively. The notes dated March 1, 1996 are due March 1, 2006, the notes dated January 31, 1997 are due December 31, 2006 and the notes dated September 30, 1997 are due September 30, 2007. These notes will be repaid upon consummation of the Offering. There is no premium or penalty for early repayment of these notes.

     The Bank's headquarters and Center City Philadelphia branch, located at 1230 Walnut Street, are leased from Walnut Square Partners, a partnership controlled by Ronald L. Caplan, a director of the Company and the Bank. The lease covers approximately 6,000 square feet of space on the first and second floors of the property. The lease expires in 2014, assuming the Bank exercises its option to renew the lease for two additional terms of five years each. The base rent under the lease is $48,000 per annum for the initial ten year term. The base rent increases to $60,000 and $72,000 per annum for the first and second optional renewal terms, respectively. The terms of the lease were reached through arms length negotiations and are comparable to the terms the Company could have obtained from a third party.

     QUEST, a wholly-owned subsidiary of the Bank, has formed a partnership with Ronald L. Caplan, a director of the Company, through which the partnership acquired an office building located at 1334-36 Walnut Street for a total price of $410,000. CMC leases approximately 3,600 square feet of space in this building at an annual rent of $36,000, and beginning January 1998, CMC intends to lease an additional 2,400 square feet of space in this building at an annual rent of $24,000. The terms of CMC's lease were reached through arms length negotiations and are comparable to the terms the Company could have obtained from a third party.

     The Bank has made loans to or to entities controlled by officers, directors and employees of the Company and the Bank. All such loans were made in the ordinary course of the Bank's business, were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated persons and, in the opinion of management, do not involve more than the normal risk of collectibility or present other unfavorable features.

     Effective November 30, 1997, the Company, the Bank and CMC entered into an agreement with Jeffrey Rafsky, currently the holder of 6% of the Common Stock, and the Minority Shareholder Corporation. The agreement provided for the Bank's acquisition of the entire interest in CMC held by Mr. Rafsky in exchange for 150,000 shares of the Common Stock, and for the payment of accrued compensation of $250,000. In addition, for a three year period from the effective date of the agreement, the Minority Shareholder Corporation shall receive a monthly payment of $6,250.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth, as of December 1, 1997, the shares of Common Stock beneficially owned by (i) each person who was a beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director and executive officer of the Company; and (iii) all executive officers and directors of the Company as a group.

         Name and Address of               Amount and Nature of      Percent of Class     Percent of Class
         Beneficial Owner(1)             Beneficial Ownership(2)      Before Offering      After Offering
-------------------------------------   -------------------------   ------------------   -----------------
Thomas J. Knox(3) ...................           1,484,000           59.36%               42.40%
Bruce A. Levy .......................             690,000           27.60                19.71
Joseph T. Crowley ...................                  --              --                   --
Paul Bachow .........................                  --              --                   --
Ronald L. Caplan ....................              10,000               *                    *
D. Walter Cohen .....................              10,000               *                    *
Daniel DiLella ......................              10,000               *                    *
Linda R. Knox(4) ....................             126,000            5.04                 3.60
Joel S. Lawson III ..................              10,000               *                    *
Brian McAdams .......................              10,000               *                    *
Jeffrey K. Rafsky ...................             150,000            6.00                 4.29
All directors and officers as a group
 (10 persons) .......................           2,350,000           94.00%               67.14%

------------
 *  Constitutes less than 1%.
(1) Unless otherwise indicated, the address of all beneficial owners other than Mr. Rafsky is in care of the Company. Mr. Rafsky's address is 1110 Centennial Road, Narberth, Pennsylvania 19072.
(2) Unless otherwise indicated, includes shares held directly by the individual as well as by such individual's spouse, shares held in trust and in other forms of indirect ownership over which shares the individual effectively exercises sole voting and investment power and shares which the named individual has a right to acquire pursuant to the exercise of stock options within sixty days of December 1, 1997.
(3) Excludes 126,000 shares of Common Stock held by Linda R. Knox in trust for the children of Linda R. and Thomas J. Knox, as to which he disclaims beneficial ownership.
(4) All shares of Common Stock held in trust for the children of Linda R. and Thomas J. Knox. Does not include 1,484,000 shares beneficially owned by her husband, Thomas J. Knox, as to which shares she disclaims beneficial ownership.

                    CERTAIN RESTRICTIONS ON ACQUISITION OF
                           THE COMPANY AND THE BANK

     Federal laws and regulations contain a number of provisions which govern the acquisition of insured institutions such as the Bank and savings and loan holding companies such as the Company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings association unless the OTS has been given 60 days' prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the HOLA provide that no company may acquire control of a thrift without the prior approval of the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the OTS.

     Pursuant to applicable regulations, control of a savings association is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings association or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings association, where one or more enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or
(iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of the Company's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security.

                      CERTAIN ANTI-TAKEOVER PROVISIONS IN
                   THE ARTICLES OF INCORPORATION AND BYLAWS

     The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Pennsylvania Business Corporation Law of 1988, as amended (the "1988 BCL"), includes certain shareholder protection provisions, some of which apply to the Company and four of which, relating to "Disgorgement by Certain Controlling Shareholders," "Control Share Acquisitions," "Control Transactions" and "Business Combinations," the Company has specifically opted out of pursuant to an amendment to its Articles of Incorporation. In addition, the Company has adopted other shareholder protection provisions in its Bylaws.

     While the Boards of Directors of the Bank and the Company are not aware of any effort that might be made to obtain control of the Company, the Board of Directors, as discussed below, believes that it is appropriate to include certain provisions as part of the Company's Articles of Incorporation to protect the interests of the Company and its shareholders from hostile takeovers which the Board of Directors might conclude are not in the best interests of the Bank, the Company or the Company's shareholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult.

     The following discussion is a general summary of the material provisions of the Articles of Incorporation, Bylaws and 1988 BCL that apply to the Company and that may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Articles of Incorporation and Bylaws of the Company and the 1988 BCL. For information regarding how to obtain a copy of these documents without charge, see "Available Information."


Action by Written Consent of Shareholders

     The Company's Articles of Incorporation and Bylaws allow a majority of its shareholders to act by written consent, without a meeting, on any matter required or permitted to be taken at a meeting of the shareholders with prompt notice of such action given to those shareholders who have not consented.

Board Consideration of Certain Nonmonetary Factors in the Event of an Offer by Another Party

     The 1988 BCL permits the Board of Directors, committees of the Board of Directors and individual directors, in evaluating a business combination or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the Board deems relevant, including (i) the effects of any action upon shareholders, employees, suppliers, customers and creditors of the corporation, (ii) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation and (iv) all other pertinent factors. Further, the Board of Directors, committees of the Board and individual directors are not required, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. The consideration of the foregoing factors does not constitute a violation of the applicable standard of care. Such provisions in the 1988 BCL, may put the Board of Directors in a stronger position to oppose any proposed business combination, tender or exchange offer if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.


Authorization of Preferred Stock

     The Company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock, which conceivably would represent an additional class of stock required to approve any proposed acquisition. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences, dividends and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Common Stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion and, therefore, may deter such a transaction. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock, except on terms which the Board of Directors deems to be in the best interests of the Company and its shareholders. This preferred stock, none of which has been issued by the Company, together with authorized but unissued shares of Common Stock (the Articles of Incorporation authorize the issuance of up to 20,000,000 shares of Common Stock), also could represent additional capital required to be purchased by the acquiror.


Procedures for Shareholder Nominations

     The Company's Bylaws provide that any shareholder desiring to make a nomination for the election of directors at an annual meeting of shareholders must submit written notice to the Chairman of the Board no later than 270 days in advance of the anniversary date of the Company's proxy statement for the Company's annual meeting of shareholders in the previous calendar year.


Amendment of Bylaws

     The Company's Bylaws may only be amended by a majority vote of the Company's Board of Directors with respect to those matters that are not by statute committed expressly to the shareholders. The Company's Bylaws contain numerous provisions concerning the Company's governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in the Company's Bylaws and to reduce the authority of the Board of Directors, these provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through Bylaw amendments is an important element of the takeover strategy of the acquiror.

The Purpose of Anti-Takeover Provisions of the Company's Articles of Incorporation and Bylaws

     The Board of Directors of the Company believes that the provisions described above reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist the Company in the orderly deployment of the net proceeds of the Offering into productive assets. The Board of Directors of the Company believe these provisions are in the best interest of the Company and its shareholders. In the judgment of the Board of Directors of the Company, it is in the best position to consider all relevant factors and to negotiate for what is in the best interests of the shareholders and the Company's other constituents. Accordingly, the Board of Directors of the Company believes that it is in the best interest of the Company and its shareholders to encourage potential acquirors to negotiate directly with the Company's Board of Directors and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and which is in the best interests of all shareholders.

     Attempts to acquire control of financial institutions and their holding companies have become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to shareholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Company and shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders.

     Despite the belief of the Company as to the benefits to shareholders of these provisions of its Articles of Incorporation and Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to depress the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders after the Offering, the Company may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Pennsylvania corporation.

                       DESCRIPTION OF THE CAPITAL STOCK

     The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share, and 20,000,000 shares of Common Stock, $0.01 par value per share. There were 2,350,000 shares of Common Stock outstanding on September 30, 1997, as adjusted to give effect to the two-for-one split of the Common Stock effected in the form of a stock dividend. There were nine holders of record of the Company's Common Stock as of December 31, 1997. There are no outstanding shares of preferred stock.


Common Stock

Dividends

     The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. See "Dividends" and "Supervision and Regulation." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board out of funds legally available therefor. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

Voting Rights

     Each share of Common Stock has the same relative rights and is identical in all respects to every other share of Common Stock. The holders of Common Stock possess exclusive voting rights in the Company, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Common Stock and is not permitted to cumulate votes in the election of the Company's directors.

Liquidation

     In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.


Preferred Stock

     Under the Company's Articles of Incorporation, the Board of Directors of the Company may, from time to time, authorize the issuance of up to 5,000,000 shares of preferred stock, in one or more series, with such provisions as to voting rights, dividend rates and preferences, redemption and convertibility, and such preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series of preferred stock, as shall be stated in the resolution of the Board of Directors providing for the issuance of the preferred stock. The preferred stock may rank prior to Common Stock as to dividend rights or liquidation preferences, or both, and may have super, limited or any other voting rights. No preferred stock is currently outstanding nor will any be issued in the Offering.


Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is StockTrans, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock and 20,000,000 shares of Common Stock. Upon completion of the Offering, there will be no outstanding shares of preferred stock and 3,500,000 shares of Common Stock (3,650,000 shares if the Underwriters' over-allotment option is exercised in full).

     All shares of Common Stock issued in the Offering will be available for resale in the public market without restriction or further registration under the Securities Act. As of December 1, 1997, there were 2,500,000 shares of the Company's Common Stock outstanding, of which approximately 2,350,000 shares will be eligible for sale 90 days after the date of this Prospectus pursuant to Rule 144 under the Securities Act, subject to volume, notice and manner of sale limitations in that rule. In addition, an aggregate of 2,350,000 shares of Common Stock are beneficially owned by the Company's executive officers and directors. All of the Company's executive officers and directors have agreed that for a period of 180 days from the date of this Prospectus, they will not sell, offer for sale or take any action that may constitute a transfer of shares of Common Stock. There are also 20,000 shares subject to outstanding options. Although the sale of the shares issued upon exercise of options will be restricted under Rule 144, the sale of any number of shares of Common Stock in the public market following the Offering could have an adverse impact on the then prevailing market price of the shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of restricted shares as to which at least one year has elapsed from the later of the acquisition of such shares from the Company or an affiliate of the Company in an amount that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (35,000 shares based upon 3,500,000 shares to be outstanding immediately after the Offering), or (ii) if the Common Stock is quoted on the Nasdaq National Market or a stock exchange, the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person and who has beneficially owned shares as to which at least two years has elapsed from the latter of the acquisition of such shares from the Company or an affiliate of the Company, is entitled to sell them without regard to the volume, manner of sale, or notice requirements of Rule 144.

                                 UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated February , 1998, between the Company and Advest, Inc., as the Representative of the several underwriters named therein (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                      Number of Shares:
  Underwriter:                       ------------------
  Advest, Inc. ....................



  Total ...........................
                                         1,000,000
                                         =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Common Stock offered hereby if any of such Common Stock is purchased.

     The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the Offering, the public offering price, concession and reallowance to dealers may be changed by the Representative. No such change shall affect the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. In addition, the Company has agreed to pay a financial advisory fee of $75,000 to the Representative.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock at the public offering price. To the extent that the Underwriters exercise such option, the Company will be obligated, pursuant to the option, to sell such Common Stock to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares of Common Stock on the same terms as those on which the 1,000,000 shares are being offered.

     The Company and its officers and directors (who beneficially own an aggregate of 2,350,000 shares of Common Stock, or 67.14% of the outstanding Common Stock after giving effect to the Offering) have agreed for a period of 180 days after the date of this Prospectus not to, without the prior written consent of the Representative, directly or indirectly offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of shares of Common Stock, whether any such swap or other agreement is to be settled by delivery of shares of Common Stock, other securities, cash or otherwise; except for the issuance of shares of Common Stock upon the exercise of stock options or warrants or the conversion of convertible securities outstanding on the date of the Underwriting Agreement to the extent such stock options, warrants and convertible securities are disclosed herein and except for the grant to employees of stock options to purchase shares of Common Stock which are not exercisable within 180 days after the date of this Prospectus.

     The initial public offering price of the shares of Common Stock offered hereby has been determined by negotiations between the Company and the Representative based on certain factors, in addition to prevailing market conditions, including the history and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects for the Company, an evaluation of the Company's assets, comparisons of the relationships between market prices and book values of other financial institutions of a similar size and asset quality, and other factors that were deemed relevant. Such determination was not based upon any actual trading market for the Common Stock; accordingly, there can be no assurance that shares of Common Stock may be resold at or above the price to public.

     The Representative intends to make a market in the Common Stock, as permitted by applicable laws and regulations. The Representative is not, however, obligated to make a market in the Common Stock, and any such market-making activities may be discontinued at any time in the sole discretion of the Representative.

     The Representative has informed the Company that the Underwriters do not expect to confirm sales of shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     In connection with the Offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase the Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Representative and certain of the other Underwriters may in the future perform various services for the Company, including investment banking services, for which they may receive customary fees.


                            VALIDITY OF SECURITIES

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania.



                                    EXPERTS

     The Consolidated Financial Statements as of June 30, 1997 and 1996 and for each of the three fiscal years in the period ended June 30, 1997, included in this Prospectus and in the Registration Statement, of which this Prospectus forms a part, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears herein and in the Registration Statement. Such financial statements are included in reliance upon the report of Grant Thornton LLP, given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, including the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance where such contract or document is filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company will furnish to its shareholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. Copies of the Registration Statement, including exhibits and schedules thereto, filed therewith, may be inspected without charge at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the World Wide Web at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                              Page
                                                                                             -----
Report of Independent Certified Public Accountants .......................................    F-2

Consolidated Balance Sheet as of September 30, 1997 (Unaudited), and June 30, 1997 and
 1996  ...................................................................................    F-3

Consolidated Statements of Operations for the Three Months Ended September 30, 1997 and
 1996 (Unaudited) and the Years Ended June 30, 1997, 1996 and 1995 .......................    F-4

Consolidated Statement of Shareholders' Equity for the Three Months Ended September 30,
 1997 (Unaudited) and the Years Ended June 30, 1997, 1996 and 1995 .......................    F-5

Consolidated Statements of Cash Flows for the Three Months Ended September 30, 1997 and
 1996 (Unaudited) and the Years Ended June 30, 1997, 1996 and 1995 .......................    F-6

Notes to Consolidated Financial Statements ...............................................    F-7

              Report of Independent Certified Public Accountants

Board of Directors
Crusader Holding Corporation

     We have audited the accompanying consolidated balance sheets of Crusader Holding Corporation and Subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crusader Holding Corporation and Subsidiary as of June 30, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP


Philadelphia, Pennsylvania
December 9, 1997

CRUSADER HOLDING CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets

--------------------------------------------------------------------------------

                                                                                          June 30,
                                                             September 30,    --------------------------------
                                                                  1997              1997             1996
                                                            ---------------   ---------------   --------------
                                                              (unaudited)
ASSETS
 Cash and cash equivalents ..............................    $    684,000      $    325,000      $ 1,197,000
 Loans held for sale (estimated market value of
   $16,870,000, $6,338,000 and $1,683,000 at
   September 30, 1997, June 30, 1997 and 1996,
   respectively) ........................................      16,767,000         6,244,000        1,659,000
 Investment securities available-for-sale ...............       4,085,000         6,299,000        3,970,000
 Mortgage-backed securities available-for-sale ..........      16,755,000        16,044,000       18,127,000
 Loans receivable, net ..................................      93,857,000        85,992,000       53,604,000
 Accrued interest receivable ............................         834,000           815,000          574,000
 Other real estate owned ................................         105,000                --           81,000
 Premises and equipment, net ............................         890,000           880,000          411,000
 Deferred income taxes ..................................              --           201,000          262,000
 Other assets ...........................................         561,000           293,000        1,422,000
                                                             ------------      ------------      -----------
   Total assets .........................................    $134,538,000      $117,093,000      $81,307,000
                                                             ============      ============      ===========
LIABILITIES
 Deposits ...............................................    $110,625,000      $ 95,906,000      $59,624,000
 Advances from Federal Home Loan Bank ...................       4,350,000         8,950,000        9,500,000
 Securities sold under agreements to repurchase .........      10,780,000         5,780,000        7,151,000
 Shareholders' notes ....................................       3,238,000         2,990,000        2,918,000
 Advances from borrowers for taxes and insurance                  315,000           270,000          346,000
 Other liabilities ......................................       1,295,000           233,000          209,000
                                                             ------------      ------------      -----------
   Total liabilities ....................................     130,603,000       114,129,000       79,748,000
                                                             ------------      ------------      -----------
MINORITY INTEREST .......................................          64,000            69,000           47,000
                                                             ------------      ------------      -----------
SHAREHOLDERS' EQUITY
 Preferred stock -- authorized, 5,000,000 shares of
   $0.01 par value; none outstanding ....................              --                --               --
 Common stock -- authorized, 20,000,000 shares
   of $0.01 par value; 2,350,000, 2,170,000 and 2,000,000
   shares issued and outstanding at September 30, 1997
   and June 30, 1997 and 1996, respectively .............          23,500            10,850           10,000
 Additional paid-in capital .............................       2,317,000         2,065,900        1,814,750
 Retained earnings (accumulated deficit) ................       1,517,500           864,250          (97,750)
 Net unrealized gains (losses) on securities
   available-for-sale ...................................          13,000           (46,000)        (215,000)
                                                             ------------      ------------      -----------
   Total shareholders' equity ...........................       3,871,000         2,895,000        1,512,000
                                                             ------------      ------------      -----------
   Total liabilities and shareholders' equity ...........    $134,538,000      $117,093,000      $81,307,000
                                                             ============      ============      ===========

        The accompanying notes are an integral part of these statements.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                     Three months
                                                 ended September 30,                       Year ended June 30,
                                           --------------------------------  -----------------------------------------------
                                                 1997             1996             1997             1996            1995
                                           ---------------  ---------------  ---------------  ---------------  -------------
                                                     (unaudited)
INTEREST INCOME
 Loans, including fees ..................    $ 2,415,000      $ 1,264,000      $ 6,413,000      $ 3,903,000     $2,724,000
 Investment securities, mortgage-
   backed securities and loans held
   for sale .............................        403,000          402,000        1,506,000        1,070,000      1,049,000
                                             -----------      -----------      -----------      -----------     ----------
   Total interest income ................      2,818,000        1,666,000        7,919,000        4,973,000      3,773,000
                                             -----------      -----------      -----------      -----------     ----------
INTEREST EXPENSE
 Deposits ...............................      1,473,000          839,000        3,978,000        2,825,000      1,881,000
 Borrowed funds .........................        240,000          234,000          995,000          543,000        665,000
 Shareholder notes ......................         38,000           38,000          157,000          191,000        135,000
                                             -----------      -----------      -----------      -----------     ----------
   Total interest expense ...............      1,751,000        1,111,000        5,130,000        3,559,000      2,681,000
                                             -----------      -----------      -----------      -----------     ----------
   Net interest income ..................      1,067,000          555,000        2,789,000        1,414,000      1,092,000
PROVISION FOR LOAN LOSSES ...............         15,000           11,000           58,000           42,000         30,000
                                             -----------      -----------      -----------      -----------     ----------
   Net interest income after provision
     for loan losses ....................      1,052,000          544,000        2,731,000        1,372,000      1,062,000
                                             -----------      -----------      -----------      -----------     ----------
NON-INTEREST INCOME
 Service charges on deposit accounts
   and other fees .......................         46,000           18,000          112,000          114,000         41,000
 Conforming mortgage banking revenues ...        108,000           77,000          309,000          272,000        107,000
 Non-interest income from Crusader
   Mortgage Corporation .................        833,000          177,000        1,074,000               --             --
 Other ..................................         14,000           36,000           90,000           31,000         51,000
                                             -----------      -----------      -----------      -----------     ----------
   Total non-interest income ............      1,001,000          308,000        1,585,000          417,000        199,000
                                             -----------      -----------      -----------      -----------     ----------
NON-INTEREST EXPENSES
 Employee compensation and benefits .....        234,000          201,000          799,000          802,000        560,000
 Data processing ........................         26,000           18,000           93,000           55,000         53,000
 Federal insurance premiums .............         13,000          327,000          375,000          112,000         81,000
 Occupancy and equipment ................         75,000           69,000          294,000          268,000        242,000
 Professional fees ......................         16,000           14,000           86,000           71,000         91,000
 Management fee to shareholders .........             --               --               --               --         24,000
 Crusader Mortgage Corporation
   expenses .............................        562,000          118,000          886,000               --             --
 Other operating ........................         85,000           51,000          329,000          308,000        295,000
                                             -----------      -----------      -----------      -----------     ----------
   Total non-interest expenses ..........      1,011,000          798,000        2,862,000        1,616,000      1,346,000
                                             -----------      -----------      -----------      -----------     ----------
   Income (loss) before income tax
    expense (benefit) ...................      1,042,000           54,000        1,454,000          173,000        (85,000)
INCOME TAX EXPENSE (BENEFIT) ............        358,000           19,000          480,000           61,000        (20,000)
                                             -----------      -----------      -----------      -----------     ----------
   Income (loss) before minority
    interest ............................        684,000           35,000          974,000          112,000        (65,000)
Minority interest .......................         19,000               --           12,000               --             --
                                             -----------      -----------      -----------      -----------     ----------
   NET INCOME (LOSS) ....................    $   665,000      $    35,000      $   962,000      $   112,000     $  (65,000)
                                             ===========      ===========      ===========      ===========     ==========
Net income (loss) per share .............    $      0.31      $      0.02      $      0.46      $      0.07     $    (0.05)
                                             ===========      ===========      ===========      ===========     ==========
Weighted average shares outstanding .....      2,170,000        2,000,000        2,083,333        1,600,000      1,400,000
                                             ===========      ===========      ===========      ===========     ==========

        The accompanying notes are an integral part of these statements.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY Consolidated Statement of Shareholders' Equity Three months ended September 30, 1997 (unaudited) and years ended June 30, 1997, 1996 and 1995
--------------------------------------------------------------------------------

                                                                           Retained        Net unrealized
                                                                           earnings       gains (losses) on        Total
                                           Common        Additional      (accumulated        securities        shareholders'
                                            stock     paid-in capital      deficit)      available-for-sale       equity
                                         ----------  -----------------  --------------  --------------------  --------------
Balance at July 1, 1994 ...............   $   250        $1,375,750      $  (138,000)        $       --         $1,238,000
Net loss ..............................        --                --          (65,000)                --            (65,000)
Net unrealized gain on securities
 available-for-sale ...................        --                --               --             24,000             24,000
                                          -------        ----------      -----------         ----------         ----------
Balance at June 30, 1995 ..............       250         1,375,750         (203,000)            24,000          1,197,000
Issuance of Common Stock ..............     3,000           439,000               --                 --            442,000
28 for 1 stock split ..................     6,750                --           (6,750)                --                 --
Net income ............................        --                --          112,000                 --            112,000
Net unrealized loss on securities
 available-for-sale ...................        --                --               --           (239,000)          (239,000)
                                          -------        ----------      -----------         ----------         ----------
Balance at June 30, 1996 ..............    10,000         1,814,750          (97,750)          (215,000)         1,512,000
Issuance of Common Stock ..............       850           251,150               --                 --            252,000
Net income ............................        --                --          962,000                 --            962,000
Net unrealized gain on securities
 available-for-sale ...................        --                --               --            169,000            169,000
                                          -------        ----------      -----------         ----------         ----------
Balance at June 30, 1997 ..............    10,850         2,065,900          864,250            (46,000)         2,895,000
Net income ............................        --                --          665,000                 --            665,000
Issuance of Common Stock ..............       900           251,100               --                 --            252,000
2 for 1 stock split ...................    11,750                --          (11,750)                --                 --
Net unrealized gain on securities
 available-for-sale ...................        --                --               --             59,000             59,000
                                          -------        ----------      -----------         ----------         ----------
Balance at September 30, 1997 .........   $23,500        $2,317,000      $ 1,517,500         $   13,000         $3,871,000
                                          =======        ==========      ===========         ==========         ==========

         The accompanying notes are an integral part of this statement.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                              Three months
                                                           ended September 30,
                                                    ---------------------------------
                                                          1997              1996
                                                    ----------------  ---------------
                                                               (Unaudited)
OPERATING ACTIVITIES
 Net income (loss) ...............................   $      665,000    $      35,000
 Adjustments to reconcile net income (loss) to
  net cash (used in) provided by operating
  activities Amortization of premiums and
  discounts on loans, mortgage-backed secu-
  rities and investments .........................           77,000          127,000
  Provision for loan losses ......................           15,000           11,000
  Net gain on sale of loans held for sale ........         (105,000)         (77,000)
  Depreciation and amortization of premises
   and equipment .................................           34,000           29,000
  Proceeds from sale of loans held for sale ......       20,431,000        8,080,000
  Originations of loans held for sale ............      (30,849,000)      (7,872,000)
  Increase in accrued interest receivable ........          (19,000)         (42,000)
  Decrease (increase) in deferred income
   taxes .........................................          127,000           45,000
  Other, net .....................................          259,000        1,407,000
                                                     --------------    -------------
     Net cash (used in) provided by
      operating activities .......................       (9,365,000)       1,743,000
                                                     --------------    -------------
INVESTING ACTIVITIES
 Net increase in loans ...........................       (7,760,000)      (9,086,000)
 Purchase of investment securities available-
  for-sale .......................................               --       (1,000,000)
 Purchase of mortgage-backed securities
  available-for-sale .............................       (3,255,000)              --
 Repayments of principal on investment secu-
  rities available-for-sale ......................           80,000          152,000
 Repayments of principal on mortgage-backed
  securities available-for-sale ..................          936,000          776,000
 Repayments of principal on mortgage-backed
  securities held-to-maturity ....................               --               --
 Proceeds from sale of mortgage-backed secu-
  rities available-for-sale ......................        3,978,000               --
 Proceeds from sale of property acquired
  through loan foreclosure actions ...............          105,000           77,000
 Purchases of premises and equipment .............          (24,000)         (47,000)
                                                     --------------    -------------
     Net cash used in investing activities .......       (5,940,000)      (9,128,000)
                                                     --------------    -------------
FINANCING ACTIVITIES
 Net increase in deposits ........................       14,719,000        6,757,000
 Advances from Federal Home Loan Bank,
  net ............................................          400,000           50,000
 Increase (decrease) in advance payments by
  borrowers for taxes and insurance ..............           45,000          (65,000)
 Proceeds from shareholder's notes ...............          248,000               --
 Proceeds from issuance of Common Stock ..........          252,000               --
                                                     --------------    -------------
     Net cash provided by financing
      activities .................................       15,664,000        6,742,000
                                                     --------------    -------------
     Net increase (decrease) in cash and
      cash equivalents ...........................          359,000         (643,000)
Cash and cash equivalents at beginning of year....          325,000        1,197,000
                                                     --------------    -------------
Cash and cash equivalents at end of year .........   $      684,000    $     554,000
                                                     ==============    =============

                                                                    Year ended June 30,
                                                    ----------------------------------------------------
                                                          1997              1996              1995
                                                    ----------------  ----------------  ----------------
OPERATING ACTIVITIES
 Net income (loss) ...............................   $      962,000    $      112,000    $      (65,000)
 Adjustments to reconcile net income (loss) to
  net cash (used in) provided by operating
  activities Amortization of premiums and
  discounts on loans, mortgage-backed secu-
  rities and investments .........................          222,000            92,000            48,000
  Provision for loan losses ......................           58,000            42,000            30,000
  Net gain on sale of loans held for sale ........         (309,000)         (272,000)         (107,000)
  Depreciation and amortization of premises
   and equipment .................................          127,000           112,000           105,000
  Proceeds from sale of loans held for sale ......       39,592,000        19,874,000        20,588,000
  Originations of loans held for sale ............      (43,868,000)      (19,735,000)      (21,317,000)
  Increase in accrued interest receivable ........         (241,000)          (38,000)         (151,000)
  Decrease (increase) in deferred income
   taxes .........................................           74,000           (24,000)           20,000
  Other, net .....................................        1,172,000        (1,001,000)         (179,000)
                                                     --------------    --------------    --------------
     Net cash (used in) provided by
      operating activities .......................       (2,211,000)         (838,000)       (1,028,000)
                                                     --------------    --------------    --------------
INVESTING ACTIVITIES
 Net increase in loans ...........................      (32,725,000)      (10,110,000)      (19,210,000)
 Purchase of investment securities available-
  for-sale .......................................       (3,348,000)       (1,000,000)       (2,688,000)
 Purchase of mortgage-backed securities
  available-for-sale .............................       (2,596,000)      (14,027,000)       (3,428,000)
 Repayments of principal on investment secu-
  rities available-for-sale ......................        1,014,000         3,267,000           225,000
 Repayments of principal on mortgage-backed
  securities available-for-sale ..................        2,728,000         2,725,000             4,000
 Repayments of principal on mortgage-backed
  securities held-to-maturity ....................               --                --         1,974,000
 Proceeds from sale of mortgage-backed secu-
  rities available-for-sale ......................        1,936,000         3,192,000                --
 Proceeds from sale of property acquired
  through loan foreclosure actions ...............          337,000            59,000            56,000
 Purchases of premises and equipment .............         (596,000)          (25,000)         (269,000)
                                                     --------------    --------------    --------------
     Net cash used in investing activities .......      (33,250,000)      (15,919,000)      (23,336,000)
                                                     --------------    --------------    --------------
FINANCING ACTIVITIES
 Net increase in deposits ........................       36,260,000        12,088,000        20,350,000
 Advances from Federal Home Loan Bank,
  net ............................................       (1,921,000)        4,554,000         2,695,000
 Increase (decrease) in advance payments by
  borrowers for taxes and insurance ..............          (75,000)         (229,000)          310,000
 Proceeds from shareholder's notes ...............           73,000           876,000         1,090,000
 Proceeds from issuance of Common Stock ..........          252,000           442,000                --
                                                     --------------    --------------    --------------
     Net cash provided by financing
      activities .................................       34,589,000        17,731,000        24,445,000
                                                     --------------    --------------    --------------
     Net increase (decrease) in cash and
      cash equivalents ...........................         (872,000)          974,000            81,000
Cash and cash equivalents at beginning of year....        1,197,000           223,000           142,000
                                                     --------------    --------------    --------------
Cash and cash equivalents at end of year .........   $      325,000    $    1,197,000    $      223,000
                                                     ==============    ==============    ==============

        The accompanying notes are an integral part of these statements.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Crusader Holding Corporation (the Company) is the holding company for its wholly-owned subsidiary, Crusader Savings Bank (the Bank), a federally chartered savings bank. See note B for additional information regarding majority and wholly-owned subsidiaries of the Bank. The Bank provides banking services to individual and corporate customers through its two branches in Philadelphia County, Pennsylvania.

     The Bank competes with other banking and financial institutions in its primary markets. Commercial banks, savings banks, savings and loan associations, mortgage bankers and brokers, credit unions and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, mutual funds, insurance companies, and brokerage and investment banking firms, may be considered competitors of the Bank with respect to one or more of the services it renders.

     The Bank is subject to regulations of certain state and federal agencies and, accordingly, it is periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

1. Basis of Financial Statement Presentation and Reporting Entity

     The accounting and reporting policies of the Company conform with generally accepted accounting principles and practices within the banking industry, with respect to the Bank. All intercompany balances and transactions have been eliminated. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank.

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets and the reported amount of revenues and expenses during the reported period. Therefore, actual results could differ from those estimates.

     The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

     The consolidated financial statements as of September 30, 1997 and for the three months ended September 30, 1997 and 1996 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations have been included. The results of operations for the three months ended September 30, 1997 and 1996 are not necessarily indicative of the results that may be attained for an entire fiscal year.

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting of Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that adoption of SFAS No. 130 will have a material impact on the Company.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131), which establishes standards for the way that

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

public business enterprises report information about operating segments in annual financial statements and requires that such enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about the enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS No. 131 will have a material impact on the Company's financial statements.

2. Financial Instruments

     The FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, mortgage-backed securities, loans, deposits and borrowings.

3. Loans Held for Sale

     Included in loans held for sale are any loans which the Bank believes may be involved in interest rate risk management or other decisions which might reasonably result in such loans not being held until maturity. Any such conforming loans are transferred to loans held for sale and valued at the lower of aggregate cost or market, including considering of forward commitments to sell, until ultimate disposition.

     The FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, which provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The adoption of SFAS No. 125 did not have a material impact on the Company's consolidated financial position or results of operations.

4. Investment and Mortgage-Backed Securities

     Investments in securities are classified in one of two categories: held-to-maturity and available-for-sale. Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. As the Bank does not engage in security trading, the balance of its debt securities and any equity securities are classified as available-for-sale. Net unrealized gains and losses for such securities, net of tax, are required to be recognized as a separate component of shareholders' equity and excluded from the determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method.

5. Loans and Allowance for Loan Losses

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal and reduced by an allowance for loan losses. Interest on loans is accrued and credited to operations based upon the principal amounts outstanding. The allowance for loan losses is established through a provision for possible loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

     Management establishes reserves against interest accruals on loans when principal and interest become 90 days or more past due and when management believes, after considering economic and business conditions, collection efforts and collateral, that the borrower's financial condition is such that collection of interest is doubtful. Additionally, uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

     The Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," on July 1, 1995. This new standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. The adoption of SFAS No. 114, as amended by SFAS No. 118, did not have a material impact on the Bank's financial condition or results of operations.


6. Loan Fees

     The Bank defers loan fees, net of certain direct loan origination costs. The balance is accreted into income as a yield adjustment over the life of the loan using the interest method.


7. Other Real Estate Owned

     Other real estate owned (OREO), representing property acquired through foreclosure, is recorded at the estimated fair market value, less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for possible loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, and holding costs, as well as gains and losses on subsequent sale, are included in the consolidated statements of operations.


8. Premises and Equipment

     Premises and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method over the estimated useful lives of the assets.

     The FASB issued a new standard, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. At June 30, 1997, the Company and the Bank had no such long-lived assets.


9. Income Taxes

     The Bank and its subsidiaries are included in the consolidated federal income tax return of the Company. The Company is a party to a tax sharing agreement with the Bank. Under the terms of the agreement, the Bank's share of consolidated tax is computed on a separate company basis.

     Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

financial statement and tax return purposes are the allowance for loan losses, deferred loan fees and interest reserves. The Company's effective income tax rate differs from the federal effective rate primarily as a result of state income taxes, net of federal benefit, lower rate brackets and tax-exempt income.

10. Net Income (Loss) Per Share

     Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during each year. All weighted average actual share or per share information in the financial statements has been adjusted retroactively for the effect of stock dividends. Supplemental earnings per share would have been $0.29 and $.47 for the quarter ended September 30, 1997 and the year ended June 30, 1997, respectively, assuming that a sufficient number of shares of Common Stock were issued at an assumed public offering price of $15 per share to permit the Company to repay the debt to shareholders outstanding during the respective periods with the proceeds from the sale of such shares. In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing EPS previously found in Accounting Principles Board
(APB) Opinion No. 15, "Earnings per share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods endings after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior period EPS and diluted EPS under SFAS No. 128 and will not have a material impact on the Company.

11. Supplemental Cash Flow Information

     The Company and the Bank consider cash on hand, amounts due from banks and federal funds sold as cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Other supplemental cash flow information is as follows:

                                               September 30,                             June 30,
                                       -----------------------------   ---------------------------------------------
                                            1997            1996            1997            1996            1995
                                       -------------   -------------   -------------   -------------   -------------
                                                (unaudited)
Cash payments for interest .........    $1,711,000      $1,066,000      $5,041,000      $3,292,000      $2,594,000
Cash payments for income taxes .....       160,000          19,000              --          82,000              --
Transfer of loans into property
 acquired through loan
 foreclosure actions ...............       105,000              --         337,000          81,000          59,000
Transfer of investment securities to
 available-for-sale ................            --              --              --       2,032,000         451,000
Transfer of mortgage-backed
 securities held-to-maturity to
 mortgage-backed securities
 available-for-sale ................            --              --              --       7,106,000       1,353,000

12. Advertising Costs

     It is the Company's and the Bank's policy to expense advertising costs in the period in which they are incurred. Advertising expense for both the three months ended September 30, 1997 and 1996 was approximately $6,000, and for the years ended June 30, 1997, 1996 and 1995 was approximately $25,000, $24,000 and $34,000, respectively.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

13. Reclassification

     Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE B -- BANKING SUBSIDIARIES

     The Bank has four majority-owned subsidiaries and two wholly-owned subsidiaries. They are as follows:

1. Crusader Mortgage Corporation

     In July 1996, the Bank formed Crusader Mortgage Corporation (CMC) for pursuing the origination and acquisition for resale of non-conforming mortgages. Initially, the Bank maintained a 51% controlling interest in CMC, which was subsequently increased to 67.5% in September 1997 and 100% effective November 1997.

     The total revenue, income before income taxes and total assets for this segment of the business is as follows:

                                                                 Bank            CMC         Consolidated
                                                           ---------------   ------------   --------------
Three months ended September 30, 1997 (unaudited)
 Total interest income and non-interest income .........    $  2,879,000     $ 940,000      $ 3,819,000
 Income before income taxes ............................         664,000       378,000        1,042,000
 Total assets, end of period ...........................     133,773,000       765,000      134,538,000
Three months ended September 30, 1996 (unaudited)
 Total interest income and non-interest income .........       1,777,000       197,000        1,974,000
 Income before income taxes ............................         (25,000)       79,000           54,000
 Total assets, end of period ...........................      88,518,000       185,000       88,703,000
Year ended June 30, 1997
 Total interest income and non-interest income .........       8,322,000     1,182,000        9,504,000
 Income before income taxes ............................       1,058,000       396,000        1,454,000
 Total assets, end of year .............................     116,744,000       349,000      117,093,000

2. Other

     Crusader Servicing Corporation, a 60% owned subsidiary that commenced operations in August 1996, acquires, through auction, delinquent property tax liens in various jurisdictions throughout the country, assuming a lien position that is generally superior to any mortgage liens on the property and obtaining certain foreclosure rights as defined by local statute. Quest Holding Corporation, a wholly-owned subsidiary, periodically holds title to the real estate holdings of the Bank acquired through foreclosure, pending resale of such property. Asset Investment Corporation , a wholly-owned subsidiary, holds the title to the Bank's multi-family and commercial loan portfolios. Crusader Mortgage Corporation of Delaware, a 51% owned subsidiary that commenced operations in October 1997, maintains a conforming and nonconforming residential mortgage lending operation in Wilmington, Delaware. National Chinese Mortgage, a 51% owned subsidiary that commenced operations in December 1997, markets loans on an affinity group basis to the U.S. Chinese community.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE C -- LOANS HELD FOR SALE


     Loans held for sale are as follows:

                                                            September 30, 1997
                                       -------------------------------------------------------------
                                                            Gross          Gross           Fair
                                                         unrealized     unrealized        market
                                            Cost            gains         losses           value
                                       --------------   ------------   ------------   --------------
                                                                (unaudited)
Residential mortgage loans .........    $16,767,000       $103,000          $--        $16,870,000
                                        ===========       ========          ===        ===========

                                                              June 30, 1997
                                       -----------------------------------------------------------
                                                           Gross          Gross           Fair
                                                        unrealized     unrealized        market
                                            Cost           gains         losses          value
                                       -------------   ------------   ------------   -------------
Residential mortgage loans .........    $6,244,000        $94,000          $--        $6,338,000
                                        ==========        =======          ===        ==========

                                                              June 30, 1996
                                       -----------------------------------------------------------
                                                           Gross          Gross           Fair
                                                        unrealized     unrealized        market
                                            Cost           gains         losses          value
                                       -------------   ------------   ------------   -------------
Residential mortgage loans .........    $1,659,000        $24,000          $--        $1,683,000
                                        ==========        =======          ===        ==========

NOTE D -- INVESTMENT SECURITIES

     The amortized cost, unrealized gains and losses, and fair market value of the Bank's available-for-sale and mortgage-backed securities are as follows:

                                                           September 30, 1997
                                       -----------------------------------------------------------
                                                           Gross          Gross           Fair
                                         Amortized      unrealized     unrealized        market
                                            Cost           gains         losses          value
                                       -------------   ------------   ------------   -------------
                                                               (unaudited)
Investment securities
 U.S. Government agencies ..........   $ 3,302,000        $    --        $ 3,000     $ 3,299,000
 FHLB stock ........................       786,000            ---             --         786,000
                                       -----------        -------        -------     -----------
                                         4,088,000             --          3,000       4,085,000
Mortgage-backed securities .........    16,732,000         65,000         42,000      16,755,000
                                       -----------        -------        -------     -----------
                                       $20,820,000        $65,000        $45,000     $20,840,000
                                       ===========        =======        =======     ===========

                                                              June 30, 1997
                                       -----------------------------------------------------------
                                                           Gross          Gross           Fair
                                         Amortized      unrealized     unrealized        market
                                            Cost           gains         losses          value
                                       -------------   ------------   ------------   -------------
Investment securities ..............
 U.S. Government agencies ..........   $ 4,375,000        $    --       $ 11,000     $ 4,364,000
 SBA pools .........................     1,119,000             --          7,000       1,112,000
 FHLB stock ........................       823,000             --             --         823,000
                                       -----------        -------       --------     -----------
                                         6,317,000             --         18,000       6,299,000
Mortgage-backed securities .........    16,095,000         38,000         89,000      16,044,000
                                       -----------        -------       --------     -----------
                                       $22,412,000        $38,000       $107,000     $22,343,000
                                       ===========        =======       ========     ===========

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE D -- INVESTMENT SECURITIES  -- (Continued)

                                                              June 30, 1996
                                       -----------------------------------------------------------
                                                           Gross          Gross           Fair
                                         Amortized      unrealized     unrealized        market
                                            Cost           gains         losses          value
                                       -------------   ------------   ------------   -------------
Investment securities
 U.S. Government agencies ..........   $ 1,971,000        $   --        $ 30,000     $ 1,941,000
 SBA pools .........................     1,556,000            --           2,000       1,554,000
 FHLB stock ........................       475,000            --              --         475,000
                                       -----------        ------        --------     -----------
                                         4,002,000            --          32,000       3,970,000
Mortgage-backed securities .........    18,432,000         4,000         309,000      18,127,000
                                       -----------        ------        --------     -----------
                                       $22,434,000        $4,000        $341,000     $22,097,000
                                       ===========        ======        ========     ===========

     The amortized cost and fair market value of investment and mortgage-backed securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         September 30, 1997                 June 30, 1997
                                                    -----------------------------   ------------------------------
                                                         Available-for-sale               Available-for-sale
                                                    -----------------------------   ------------------------------
                                                                         Fair                            Fair
                                                      Amortized         market        Amortized         market
                                                         cost           value            cost            value
                                                    -------------   -------------   -------------   --------------
                                                             (unaudited)
Investment securities ...........................
 Due in one year or less ........................   $   600,000     $   597,000     $        --      $        --
 Due after one year through five years ..........     2,702,000       2,702,000       4,375,000        4,364,000
 Due after five years through ten years .........            --              --       1,119,000        1,112,000
                                                    -----------     -----------     -----------      -----------
                                                      3,302,000       3,299,000       5,494,000        5,476,000
Mortgage-backed securities ......................    16,732,000      16,755,000      16,095,000       16,044,000
 FHLB stock .....................................       786,000         786,000         823,000          823,000
                                                    -----------     -----------     -----------      -----------
                                                    $20,820,000     $20,840,000     $22,412,000      $22,343,000
                                                    ===========     ===========     ===========      ===========

     On November 15, 1995, the FASB issued a Special Report entitled "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide allows enterprises to reassess the appropriateness of the classification of all securities held. A one-time reassessment can be made on one day between November 15, 1995 and December 31, 1995. Reclassifications from the held-to-maturity category that result from this one-time reassessment will not call into question the intent of an enterprise to hold other debt and equity securities to maturity in the future.

     Based on this Special Report, on December 31, 1995, management of the Bank reclassified approximately $7,106,000 of investment and mortgage-backed securities from the held-to-maturity category to the available-for-sale category. The transfer was made to satisfy asset/liability management objectives and provide an additional source of liquidity to originate and purchase loans in 1996. The transfer was made at fair value and resulted in an estimated net unrealized loss of approximately $41,000 and a decrease in retained earnings of approximately $26,000, net of income taxes, based on current market values.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE E -- MORTGAGE-BACKED SECURITIES

     The amortized cost, unrealized gains and losses, and fair market values of the Bank's available-for-sale securities are summarized as follows:

                                                     September 30, 1997
                                -------------------------------------------------------------
                                                        (unaudited)
                                                     Gross          Gross           Fair
                                   Amortized      unrealized     unrealized        market
                                     cost            gains         losses           value
                                --------------   ------------   ------------   --------------
Available-for-sale
 FHLMC certificates .........    $ 7,257,000        $47,000        $ 8,000      $ 7,296,000
 GNMA certificates ..........      4,039,000         18,000          3,000        4,054,000
 FNMA certificates ..........      5,436,000             --         31,000        5,405,000
                                 -----------        -------        -------      -----------
                                 $16,732,000        $65,000        $42,000      $16,755,000
                                 ===========        =======        =======      ===========


                                                        June 30, 1997
                                -------------------------------------------------------------
                                                     Gross          Gross           Fair
                                   Amortized      unrealized     unrealized        market
                                     cost            gains         losses           value
                                --------------   ------------   ------------   --------------
Available-for-sale
 FHLMC certificates .........    $ 7,601,000        $14,000       $ 47,000      $ 7,568,000
 GNMA certificates ..........      6,305,000         23,000         15,000        6,313,000
 FNMA certificates ..........      2,189,000          1,000         27,000        2,163,000
                                 -----------        -------       --------      -----------
                                 $16,095,000        $38,000       $ 89,000      $16,044,000
                                 ===========        =======       ========      ===========

                                                        June 30, 1996
                                -------------------------------------------------------------
                                                     Gross          Gross           Fair
                                   Amortized      unrealized     unrealized        market
                                     cost            gains         losses           value
                                --------------   ------------   ------------   --------------
Available-for-sale
 FHLMC certificates .........    $ 6,572,000        $ 4,000       $122,000      $ 6,454,000
 GNMA certificates ..........      9,462,000             --        133,000        9,329,000
 FNMA certificates ..........      2,398,000             --         54,000        2,344,000
                                 -----------        -------       --------      -----------
                                 $18,432,000        $ 4,000       $309,000      $18,127,000
                                 ===========        =======       ========      ===========

     Proceeds from the sale of mortgage-backed securities at September 30, 1997 were $3,978,000, and $1,936,000 and $3,192,000 at June 30, 1997 and 1996,
respectively. Gross gains realized on those sales for the three months ended September 30, 1997 were $-0-, and for the years ended June 30, 1997 and 1996 were $20,000 and $50,000, respectively. There were no sales of mortgage-backed securities for the three months ended September 30, 1996 and for the year ended June 30, 1995.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE F -- LOANS RECEIVABLE

     Loans receivable are as follows:

                                                                                   June 30,
                                                       September 30,    -------------------------------
                                                            1997             1997             1996
                                                      ---------------   --------------   --------------
                                                        (unaudited)
Residential one-to-four family mortgage loans           $59,665,000      $54,493,000      $39,485,000
Multi-family mortgage loans .......................      13,973,000       13,244,000        5,357,000
Construction loans ................................       1,997,000        2,188,000          608,000
Commercial mortgage loans .........................      16,827,000       14,817,000        7,616,000
Consumer loans ....................................       2,516,000        2,375,000        1,285,000
                                                        -----------      -----------      -----------
   Total loans ....................................      94,978,000       87,117,000       54,351,000
Loans in process (construction loans) .............        (617,000)        (774,000)        (264,000)
Deferred loan fees and unearned discounts .........         (17,000)         121,000          (53,000)
Allowance for possible loan losses ................        (487,000)        (472,000)        (430,000)
                                                        -----------      -----------      -----------
   Net loans ......................................     $93,857,000      $85,992,000      $53,604,000
                                                        ===========      ===========      ===========

     The Bank had loans outstanding which were secured by real estate and/or deposit accounts to directors and officers of $2,460,000 and $1,176,000 at June 30, 1997 and 1996, respectively. Management of the Bank is of the opinion that these performing loans were made in the ordinary course of business and on substantially the same terms as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility or present other unfavorable features.

     Included in loans receivable are non-accrual loans past due 90 days or more in the amounts of $621,000 at September 30, 1997 and $745,000 and $593,000 at June 30, 1997 and 1996, respectively. If interest income had been recorded on all non-accrual loans had they been current in accordance with their original terms, income would have increased for the three months ended September 30, 1997 and 1996 by approximately $20,000 and $14,000, respectively, and for the years ended June 30, 1997, 1996 and 1995 by approximately $57,000, $60,000 and
$43,000, respectively.

     Also included in loans receivable are loans past due 90 days or more and accruing in the amount of $353,000 at September 30, 1997 and $353,000 and $378,000 at June 30, 1997 and 1996, respectively, which have not been classified as non-accrual due to management's belief that the loans are well-secured and in the process of collection.

     There are no impaired loans at September 30, 1997 and June 30, 1997 and 1996.

     Activity in the allowance for loan losses was as follows:

                                          Three months ended
                                             September 30,                   Year ended June 30,
                                       -------------------------   ---------------------------------------
                                           1997          1996          1997          1996          1995
                                       -----------   -----------   -----------   -----------   -----------
                                              (unaudited)
Balance, beginning of year .........    $472,000      $430,000      $ 430,000     $388,000      $ 368,000
Provision for loan losses ..........      15,000        11,000         58,000       42,000         30,000
Charge-offs ........................          --        (1,000)       (16,000)          --        (10,000)
                                        --------      --------      ---------     --------      ---------
Balance, end of year ...............    $487,000      $440,000      $ 472,000     $430,000      $ 388,000
                                        ========      ========      =========     ========      =========

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------


NOTE G -- PREMISES AND EQUIPMENT


     Premises and equipment are as follows:

                                                                                            June 30,
                                                 Estimated       September 30,    -----------------------------
                                                useful lives          1997             1997            1996
                                              ---------------   ---------------   -------------   -------------
                                                                  (unaudited)
Furniture, fixtures and equipment .........   5 to 10 years       $1,389,000       $1,341,000      $  869,000
 Less accumulated depreciation ............                         (499,000)        (461,000)       (458,000)
                                                                  ----------       ----------      ----------
                                                                  $  890,000       $  880,000      $  411,000
                                                                  ==========       ==========      ==========

     Depreciation expense for the three months ended September 30, 1997 and 1996 was approximately $34,000 and $29,000, respectively, and for the years ended June 30, 1997, 1996 and 1995 was approximately $127,000, $112,000 and $105,000, respectively.

NOTE H -- DEPOSITS


     Deposits are as follows:

                                                                                   June 30,
                                                             -----------------------------------------------------
                                     September 30, 1997                 1997                       1996
                                 --------------------------  --------------------------  -------------------------
                                  Weighted                    Weighted                    Weighted
                                  interest                    interest                    interest
                                    rate         Amount         rate         Amount         rate        Amount
                                 ----------  --------------  ----------  --------------  ---------  --------------
                                        (unaudited)
Demand ........................   --%         $  2,433,000    --%         $ 2,123,000     --%        $ 1,283,000
Money market NOW and Super
 NOW ..........................  4.02            9,883,000   3.92           9,994,000    4.36          7,744,000
Passbook and statement savings   2.89            1,776,000   2.80           1,689,000    2.19          2,010,000
                                              ------------                -----------                -----------
                                                14,092,000                 13,806,000                 11,037,000
Time deposits .................  5.80           96,533,000   5.70          82,100,000    5.63         48,587,000
                                              ------------                -----------                -----------
                                              $110,625,000                $95,906,000                $59,624,000
                                              ============                ===========                ===========

     At September 30, 1997, the scheduled maturities of time deposits are as follows (unaudited):

           1997                               $47,546,000
           1998                                39,763,000
           1999                                 6,422,000
           2000                                 1,303,000
           2001                                 1,299,000
           2002 and thereafter                    200,000
                                              -----------
                                              $96,533,000
                                              ===========

     Included in deposits as of September 30, 1997 and June 30, 1997 and 1996 are deposits greater than $100,000 of approximately $20,889,000, $10,857,000 and $5,963,000, respectively.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE I -- BORROWINGS

     Advances from the Federal Home Loan Bank of Pittsburgh (FHLB), which generally have maturities of less than one year, are as follows:

                                                                          June 30,
                                            September 30,    -----------------------------------
                                                 1997              1997               1996
                                           ---------------   ----------------   ----------------
                                             (unaudited)
Advances outstanding at end of
 period ................................    $  4,350,000       $  8,950,000       $  9,500,000
Interest rate at end of period .........            5.71%              5.70%              5.55%
Approximate average amount out-
 standing ..............................       8,207,000          8,344,000          6,694,000
Maximum month-end balance ..............       9,000,000         17,450,000         11,000,000
Approximate weighted average rate                   5.95%              5.56%              5.80%

     Securities sold under agreements to repurchase are as follows:

                                                                          June 30,
                                            September 30,    -----------------------------------
                                                 1997              1997               1996
                                           ---------------   ----------------   ----------------
                                             (unaudited)
Repurchase agreements outstand-
 ing at end of period ..................    $ 10,780,000       $  5,780,000       $  7,151,000
Interest rate at end of period .........            5.85%              5.90%              5.85%
Approximate average amount out-
 standing ..............................       8,065,000          8,923,000          2,647,000
Maximum month-end balance ..............      10,780,000         10,431,000          7,151,000
Approximate weighted average rate                   5.85%              5.95%              5.85%

     At September 30, 1997, outstanding long-term borrowings mature as follows (unaudited):

           1998 ............................    6,850,000
           1999 ............................    3,280,000
           2000 ............................           --
           2001 ............................           --
           2002 ............................    5,000,000
                                                ---------
                                               15,130,000
                                               ==========


NOTE J -- SHAREHOLDERS' NOTES

     Shareholders' Notes consisted of loans payable to the Company's shareholders as follows:

                                                                                    June 30,
                                                        September 30,    ------------------------------
                                                             1997             1997            1996
                                                       ---------------   -------------   --------------
                                                         (unaudited)
Note payable in monthly interest only payments at
 6% at September 30, 1997 and June 30, 1997 and
 8.25% at June 30, 1996; the remaining principal
 plus accrued interest is due and payable on
 July 1, 1998, unless otherwise extended by the
 shareholder .......................................     $ 3,238,000      $2,990,000      $ 2,918,000
                                                         ===========      ==========      ===========

     Additionally, the Company paid a management fee to its shareholder totaling $24,000 for the year ended June 30, 1995. There were no management fees paid to its shareholders for the three months ended September 30, 1997 and 1996 and for the years ended June 30, 1997 and 1996.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE K -- INCOME TAXES

     The provision (benefit) for income taxes is as follows:

                                 Three months ended
                                   September 30,                    Year ended June 30,
                              ------------------------   ------------------------------------------
                                  1997         1996          1997          1996            1995
                              -----------   ----------   -----------   ------------   -------------
                                    (unaudited)
Current
 Federal ..................    $194,000      $12,000      $ 500,000     $  62,000       $ (42,000)
 State ....................      30,000        2,000         17,000        23,000           2,000
                               --------      -------      ---------     ---------       ---------
   Total current ..........     224,000       14,000        517,000        85,000         (40,000)
                               --------      -------      ---------     ---------       ---------
Deferred
 Federal ..................     134,000        5,000        (37,000)      (24,000)         21,000
 State ....................          --           --             --            --          (1,000)
                               --------      -------      ---------     ---------       ---------
   Total deferred .........     134,000        5,000        (37,000)      (24,000)         20,000
                               --------      -------      ---------     ---------       ---------
                               $358,000      $19,000      $ 480,000     $  61,000       $ (20,000)
                               ========      =======      =========     =========       =========

     The reconciliation of the statutory federal income tax provision to the actual tax provision is as follows:

                                           Three months ended
                                             September 30,                    Year ended June 30,
                                        ------------------------   ------------------------------------------
                                            1997         1996          1997          1996            1995
                                        -----------   ----------   -----------   ------------   -------------
                                              (unaudited)
Statutory federal income tax ........    $ 354,000     $ 18,000     $ 494,000     $  59,000       $ (29,000)
State income taxes, net of federal
 impact .............................       30,000        2,000        11,000        15,000           1,000
Low-rate brackets ...................           --           --            --        (7,000)             --
Tax-exempt income ...................       (5,000)          --       (13,000)      (11,000)        (14,000)
Other, net ..........................      (21,000)      (1,000)      (12,000)        5,000          22,000
                                         ---------     --------     ---------     ---------       ---------
 Income tax provision (benefit) .....    $ 358,000     $ 19,000     $ 480,000     $  61,000       $ (20,000)
                                         =========     ========     =========     =========       =========

     Deferred tax assets and liabilities consist of the following:

                                                                 June 30,
                                        September 30,    ----------------------
                                             1997            1997       1996
                                       ---------------   ----------- ----------
                                         (unaudited)
Deferred tax assets
 Deferred loan fees ................      $      --       $ 13,000    $ 17,000
 Interest reserve ..................         29,000         31,000      19,000
 Provision for loan losses .........        129,000        123,000     106,000
 Unrealized loss on securities
   available-for-sale ..............             --         23,000     121,000
 Basis of property and equipment                 --         11,000          --
                                          ---------       --------    --------
                                            158,000        201,000     263,000
                                          ---------       --------    --------
Deferred tax liabilities
 Unrealized gain on securities
   available-for-sale ..............          7,000             --          --
 Basis of property and equipment              9,000             --       1,000
 Deferred loan fees ................        149,000             --          --
                                          ---------       --------    --------
                                            165,000             --       1,000
                                          ---------       --------    --------
   Net deferred tax (liability)
    asset ..........................      $  (7,000)      $201,000    $262,000
                                          =========       ========    ========

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------


NOTE L -- SHAREHOLDERS' EQUITY

     On December 8, 1997, the Company's Board of Directors declared a two for one stock split effected in the form of a stock dividend.

     On December 8, 1997, the Company amended and restated its Articles of Incorporation whereby the Company is authorized to issue 20,000,000 shares of capital stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share.

     Under the Company's amended Articles of Incorporation, the Board of Directors of the Company may, from time to time, authorize the shares of preferred stock, in one or more series, with such provisions as to voting rights, dividend rates and preferences, redemption and convertibility, and such preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series of preferred stock, as shall be stated in the resolution of the Board of Directors providing for the issuance of the preferred stock. The preferred stock may rank prior to common stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. No preferred stock is currently outstanding nor will any be issued in the Offering.

     On March 1, 1996, the Company's Board of Directors declared a twenty-eight for one stock split effected in the form of a stock dividend.


NOTE M -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
          CONCENTRATIONS OF CREDIT RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

     Financial instruments, the contract amounts of which represent credit risk, include commitments to originate loans of $7,560,000 and $9,027,000 at June 30, 1997 and 1996, respectively, as follows:

                                                                   1997                              1996
                                                      -------------------------------   -------------------------------
                                                           Fixed          Variable           Fixed          Variable
                                                           rate             rate             rate             rate
                                                      --------------   --------------   --------------   --------------
First mortgage loans ..............................    $ 3,115,000      $ 3,194,000      $ 6,040,000      $ 1,647,000
Residential construction ..........................             --          100,000               --          136,000
Commercial real estate and multi-family mortgages .             --        1,151,000               --        1,204,000
                                                       -----------      -----------      -----------      -----------
                                                       $ 3,115,000      $ 4,445,000      $ 6,040,000      $ 2,987,000
                                                       ===========      ===========      ===========      ===========

     Fees received in connection with these commitments have not been recognized in income.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE M -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
          CONCENTRATIONS OF CREDIT RISK  -- (Continued)

evaluates each customer's creditworthiness on a case-by-case basis. The amount of the collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held generally includes residential and some commercial property.

     The Bank's loan portfolio primarily consists of one-to-four family residential real estate loans in the suburban Philadelphia area, primarily Delaware, Montgomery, Philadelphia, Bucks and Chester counties in Pennsylvania, as well as southern New Jersey and northern Delaware. The Bank offers both fixed and adjustable rates of interest on these loans which have amortization terms ranging to 30 years. The loans are generally originated on the basis of up to 80% loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values in the primary lending will deteriorate, thereby potentially impairing collateral values in the primary lending area. However, management believes that residential real estate values are presently stable in its primary lending area and that loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.


NOTE N -- COMMITMENTS AND CONTINGENCIES

1. Lease Commitments

     The Bank has entered into non-cancellable operating lease agreements for both branch banking facilities. The lease terms range from 5 to 10 years. The approximate minimum annual rental payments at June 30, 1997 under these leases are as follows:

            1998 ............................   $  65,000
            1999 ............................      65,000
            2000 ............................      65,000
            2001 ............................      65,000
            2002 ............................      48,000
            Thereafter ......................      88,000
                                                ---------
                                                $ 396,000
                                                =========

     Rental expense amounted to $17,000 for the three months ended September 30, 1997 and 1996 and $67,000 for the years ended June 30, 1997, 1996 and 1995.

2. Other

     The Bank is party to certain claims and litigation arising in the ordinary course of business. In the opinion of management, the resolution of such claims and litigation will not materially impact the Bank's consolidated financial position or results of operations.

3. Employment Contracts

     The Company has a five year employment agreement with its President as of March 1, 1996. Under the terms of the agreement, he will devote substantially all of his time and effort to conducting the business activities of the Company as President and will receive an annual salary of $150,000 for each of the five years of the agreement. His employment is terminable by the Company for cause as defined in the agreement, and is terminable by him upon written notice to the Company. Upon termination, he is not permitted to compete with the Company or any subsidiary or affiliate of the Company by soliciting its employees or soliciting business from its customers or suppliers for a period of one year following such termination.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE N -- COMMITMENTS AND CONTINGENCIES  -- (Continued)

     On December 8, 1997, the Bank's Board of Directors approved an employment agreement with its President. Under the terms of the three-year agreement, he will devote substantially all of his time and effort to conducting the business activities of the Bank as President thereof and will receive an annual salary of $100,000 with an 8% increase as of July 1, 1999. In addition, he is eligible for an annual bonus of up to 30% of his annual compensation. Upon termination from the Bank, he is not permitted to compete with the Bank in any of its businesses in the relevant market areas for such businesses for a specific period following such termination. If his employment is prematurely terminated by the Bank without cause, he is eligible to receive a severance payment equal to two times his annual salary if such termination occurs in the initial year of the employment agreement, and a severance payment equal to his annual salary if such termination occurs during the second or third year of the employment agreement. He received options to purchase 20,000 shares in December 1997 at a price of $12.00 per share and options to purchase 8,000 shares at the public offering price.


NOTE O -- EMPLOYEE BENEFIT PLAN

     The Bank has a 401(k) defined contribution plan covering all employees, as defined under the plan document. Employees may contribute up to 15% of compensation, as defined under the plan document. The Bank can make discretionary contributions. The Bank contributed $4,000 and $3,000 for the three months ended September 30, 1997 and 1996, respectively, $5,000 for the years ended June 30, 1997 and 1996 and $4,000 for the year ended June 30, 1995.


NOTE P -- STOCK OPTION PLAN

     In fiscal years 1996 and 1997, grants of phantom options to purchase 31,100 shares were made to an officer and certain directors under a phantom stock option plan, which plan only provided for a current payout upon a sale or disposition of the Company. No compensation expense was recorded under the plan. In December, 1997, the officer and directors renounced their right to such phantom options and received options to purchase an aggregate of 62,200 shares of Common Stock at the Offering Price. (note U).

     The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with SFAS No. 123, it has elected to apply APB Opinion No. 25 and related interpretations in accounting for its plan and thus does not recognize compensation expense. Had compensation expense for the plan been determined based on the fair value of the options at the grant date consistent with SFAS No. 123, the Company's net income for the years ended June 30, 1997 and 1996 would have been reduced from $962,000 to $955,000 and from $112,000 to $104,000, respectively and net income per share remained unchanged at $0.46 and $0.07 for both periods. The fair values of the options are estimated on the dates of grant using the Black-Scholes option-pricing model assuming 15% volatility, a five year life and risk-free interest rates of 6.56% and 6.53% in fiscal 1997 and 1996, respectively. In fiscal 1996, options for 18,000 shares were granted at an exercise price of $2.33 per share, with an estimated fair value of $0.69 per option. In fiscal 1997, options for 13,100 shares were granted at an exercise price of $2.73 per share, with an estimated fair value of $0.81 per option. All of the options remained outstanding at June 30, 1997.


NOTE Q -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered to be financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Bank had to use significant estimations and present value calculations to prepare this disclosure, as required by SFAS No. 107. Accordingly, the information presented below does not purport to represent the aggregate net fair value of the Bank.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE Q -- FAIR VALUE OF FINANCIAL INSTRUMENTS -- (Continued)

     Changes in assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

     Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instrument. The estimation methodologies used, the estimated fair values, and recorded book balances at September 30, 1997 and June 30, 1997 and 1996 are outlined below.

     For cash and due from banks and federal funds sold, the recorded book value of approximately $684,000, $325,000 and $1,197,000 approximates fair value at September 30, 1997, June 30, 1997 and 1996, respectively. The estimated fair values of loans held for sale, investment securities and mortgage-backed securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

     The fair values of loans are estimated based on a discounted cash flow analysis using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying value of accrued interest approximates fair value.

                                      September 30, 1997
                               --------------------------------
                                  Carrying      Estimated Fair
                                   amount            value
                               --------------  ----------------
                                         (unaudited)
Loans held for sale .........   $16,767,000       $16,870,000
Investment and mortgage-
 backed securities ..........    20,840,000        20,840,000
Loans .......................    94,978,000        96,088,000

                                                            June 30,
                               -----------------------------------------------------------------
                                             1997                             1996
                               --------------------------------  -------------------------------
                                  Carrying      Estimated fair      Carrying      Estimated fair
                                   amount            value           amount           value
                               --------------  ----------------  --------------  ---------------
Loans held for sale .........   $ 6,244,000       $ 6,338,000     $ 1,659,000      $ 1,683,000
Investment and mortgage-
 backed securities ..........    22,343,000        22,343,000      22,097,000       22,097,000
Loans .......................    87,117,000        88,266,000      54,351,000       55,994,000

     The estimated fair values of demand deposits (i.e., interest and non-interest bearing checking accounts, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. The fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities. The carrying amount of accrued interest payable approximates its fair value.

                                                                      June 30,
                         ---------------------------------------------------------------------------------------------------
                                September 30, 1997                       1997                             1996
                         --------------------------------  --------------------------------  -------------------------------
                            Carrying      Estimated Fair      Carrying      Estimated fair      Carrying      Estimated fair
                             amount            value           amount            value           amount           value
                         --------------  ----------------  --------------  ----------------  --------------  ---------------
                                   (unaudited)
Time deposits .........   $96,533,000       $96,611,000     $82,100,000       $81,103,000     $48,587,000      $49,004,000

     The fair values of advances from the FHLB and securities sold under agreements to repurchase totalling $4,350,000 and $10,780,000, respectively, at September 30, 1997, $8,950,000 and $5,780,000, respectively, at June 30, 1997, and $9,500,000 and $7,151,000, respectively, at June 30, 1996 are estimated to approximate their recorded book balances.

     There was no material difference between the contract amount and the estimated fair value of off-balance-sheet items which totalled approximately $5,475,000, $7,560,000 and $9,027,000 at September 30, 1997, June 30, 1997 and
1996, respectively, and primarily comprise unfunded loan commitments which are generally priced at market at the time of funding.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE R -- REGULATORY MATTERS

1. Dividends

     The payment of dividends by the Bank to the Company is prohibited unless the Bank meets specific capital and earning requirements. In general, the regulation divides savings banks into three tiers, according to their ability to meet the current minimum capital requirements.

2. Regulatory Capital

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and core capital (as defined in the regulations) to risk-weighted assets, and of core capital to adjusted assets. Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

     As of September 30, 1997 and June 30, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core risk-based and core leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE R -- REGULATORY MATTERS  -- (Continued)

     A summary of the Bank's capital amounts and ratios as of September 30, 1997 follows:

                                                         Actual
                                               -----------------------------
                                                  Ratio          Amount
                                               ----------  -----------------
Shareholders' equity and ratio to total
 assets .....................................      5.25%     $   7,107,000
Unrealized gain on available-for sale
 securities, net of tax .....................                      (13,000)
Minority interest ...........................                       64,000
                                                             -------------
Tangible capital and ratio to adjusted
 total assets ...............................      5.29      $   7,158,000
                                                             =============
Core capital and ratio to adjusted total
 assets .....................................      5.29      $   7,158,000
                                                             =============
Core capital and ratio to risk-weighted
 assets .....................................      9.61      $   7,158,000
                                                             -------------
Allowance for loan and lease losses .........                      487,000
                                                             -------------
Supplementary capital .......................                      487,000
                                                             -------------
Total risk-based capital and ratio to
 risk-weighted assets(1) ....................     10.26      $   7,645,000
                                                             =============
Total assets ................................                $ 135,336,000
                                                             =============
Adjusted total assets .......................                $ 135,324,000
                                                             =============
Risk-weighted assets ........................                $  74,496,000
                                                             =============

                                                                             To be well capitalized
                                                        Minimum                   under prompt
                                                      for capital              corrective action
                                                   adequacy purposes               provisions
                                               --------------------------  --------------------------
                                                  Ratio        Amount         Ratio        Amount
                                               ----------  --------------  ----------  --------------
                                                      (unaudited)
Shareholders' equity and ratio to total
 assets .....................................
Unrealized gain on available-for sale
 securities, net of tax .....................
Minority interest ...........................
Tangible capital and ratio to adjusted
 total assets ...............................      1.50%    $ 2,030,000
                                                            ===========
Core capital and ratio to adjusted total
 assets .....................................      4.00     $ 5,413,000        5.00%    $ 6,766,000
                                                            ===========                 ===========
Core capital and ratio to risk-weighted
 assets .....................................                                  6.00     $ 4,470,000
                                                                                        ===========
Allowance for loan and lease losses .........
Supplementary capital .......................
Total risk-based capital and ratio to
 risk-weighted assets(1) ....................      8.00     $ 5,960,000       10.00     $ 7,450,000
                                                            ===========                 ===========
Total assets ................................
Adjusted total assets .......................
Risk-weighted assets ........................

------------
(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE R -- REGULATORY MATTERS  -- (Continued)

     A summary of the Bank's capital amounts and ratios as of June 30, 1997 follows:

                                                                                                       To be well capitalized
                                                                                  Minimum                   under prompt
                                                                                for capital              corrective action
                                                      Actual                 adequacy purposes               provisions
                                           ----------------------------  --------------------------  --------------------------
                                              Ratio         Amount          Ratio        Amount         Ratio        Amount
                                           ----------  ----------------  ----------  --------------  ----------  --------------
Shareholders' equity and ratio to total
 assets .................................   5.03%       $   5,885,000
Unrealized loss on available-for sale
 securities, net of tax .................                      46,000
Minority interest .......................                      69,000
                                                        -------------
Tangible capital and ratio to adjusted
 total assets ...........................   5.12        $   6,000,000    1.50%        $ 1,757,000
                                                        =============                 ===========
Core capital and ratio to adjusted
 total assets ...........................   5.12        $   6,000,000    4.00         $ 4,685,000     5.00%       $ 5,856,000
                                                        =============                 ===========                 ===========
Core capital and ratio to
 risk-weighted assets ...................  10.02        $   6,000,000                                 6.00        $ 3,594,000
                                                        -------------                                             ===========
Allowance for loan and lease losses .....                     472,000
                                                        -------------
Supplementary capital ...................                     472,000
                                                        -------------
Total risk-based capital and ratio to
 risk-weighted assets(1) ................  10.81        $   6,472,000    8.00         $ 4,791,000    10.00        $ 5,989,000
                                                        =============                 ===========                 ===========
Total assets ............................               $ 117,072,000
                                                        =============
Adjusted total assets ...................               $ 117,118,000
                                                        =============
Risk-weighted assets ....................               $  59,892,000
                                                        =============

------------
(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE R -- REGULATORY MATTERS  -- (Continued)

     A summary of the Bank's capital amounts and ratios as of June 30, 1996 follows:

                                                                                                     To be well capitalized
                                                                                Minimum                   under prompt
                                                                              for capital              corrective action
                                                     Actual                adequacy purposes               provisions
                                           --------------------------  --------------------------  --------------------------
                                              Ratio        Amount         Ratio        Amount         Ratio        Amount
                                           ----------  --------------  ----------  --------------  ----------  --------------
Shareholders' equity and ratio to total
 assets .................................   5.45%       $  4,433,000
Unrealized loss on available-for sale
 securities, net of tax .................                    215,000
Minority interest .......................                     49,000
                                                        ------------
Tangible capital and ratio to adjusted
 total assets ...........................   5.79        $  4,697,000   1.50%        $ 1,216,000
                                                        ============                ===========
Core capital and ratio to adjusted
 total assets ...........................   5.79        $  4,697,000   4.00         $ 3,243,000     5.00%       $ 4,054,000
                                                        ============                ===========                 ===========
Core capital and ratio to risk-
 weighted assets ........................  12.72        $  4,697,000                                6.00        $ 2,215,000
                                                        ------------                                            ===========
Allowance for loan and lease losses .....                    430,000
                                                        ------------
Supplementary capital ...................                    430,000
                                                        ------------
Total risk-based capital and ratio to
 risk-weighted assets(1) ................  13.89        $  5,127,000   8.00         $ 2,953,000    10.00        $ 3,692,000
                                                        ============                ===========                 ===========
Total assets ............................               $ 81,302,000
                                                        ============
Adjusted total assets ...................               $ 81,087,000
                                                        ============
Risk-weighted assets ....................               $ 36,915,000
                                                        ============

------------
(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

NOTE S -- FINAL SAIF LEGISLATION

     On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the Funds
Act) was signed into law which, among other things, imposed a special one-time assessment to recapitalize the Savings Association Insurance Fund (SAIF). As required by the Funds Act, the Federal Deposit Insurance Corporation (FDIC) imposed a special assessment on SAIF-assessable deposits held on March 31, 1995, payable November 27, 1996. The special assessment was recognized as a tax-deductible expense in 1997. The Bank recorded a special after-tax charge of $192,000 ($296,000 before-tax) as a result of the FDIC special assessment.

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE T -- CONDENSED FINANCIAL INFORMATION -- PARENT COMPANY
          ONLY

   The condensed financial information of the Company is as follows:

                            CONDENSED BALANCE SHEETS

                                                                                      June 30,
                                                                           -------------------------------
                                                           September 30,
                                                               1997             1997             1996
                                                          --------------   --------------   --------------
                                                            (unaudited)
ASSETS
 Cash and due from banks -- non-interest bearing ......    $    30,000      $     7,000      $    29,000
 Investment in subsidiaries ...........................      7,094,000        5,930,000        4,432,000
 Other assets .........................................             --           41,000           23,000
                                                           -----------      -----------      -----------
   Total assets .......................................    $ 7,124,000      $ 5,978,000      $ 4,484,000
                                                           ===========      ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
 Shareholders Notes ...................................    $ 3,238,000      $ 2,990,000      $ 2,918,000
 Other liabilities ....................................         15,000           93,000           54,000
 Shareholders' equity .................................      3,871,000        2,895,000        1,512,000
                                                           -----------      -----------      -----------
   Total liabilities and shareholders' equity .........    $ 7,124,000      $ 5,978,000      $ 4,484,000
                                                           ===========      ===========      ===========

                      CONDENSED STATEMENTS OF OPERATIONS

                                                  Three months
                                              ended September 30,                   Year ended June 30,
                                           --------------------------   --------------------------------------------
                                               1997           1996          1997           1996            1995
                                           ------------   -----------   ------------   ------------   --------------
                                                  (unaudited)
Income
 Equity in undistributed net
   income (loss) of subsidiary .........    $ 663,000      $ 35,000     $ 988,000       $ 198,000       $  (10,000)
 Non-interest income ...................       56,000        56,000       236,000         292,000          174,000
                                            ---------      --------     ---------       ---------       ----------
                                              719,000        91,000     1,224,000         490,000          164,000
Other expenses .........................       54,000        56,000       262,000         378,000          229,000
                                            ---------      --------     ---------       ---------       ----------
  Net income (loss) ....................    $ 665,000      $ 35,000     $ 962,000       $ 112,000       $  (65,000)
                                            =========      ========     =========       =========       ==========

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE T -- CONDENSED FINANCIAL INFORMATION -- PARENT COMPANY
          ONLY  -- (Continued)


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                      Three months
                                                  ended September 30,                     Year ended June 30,
                                               --------------------------   -----------------------------------------------
                                                   1997           1996          1997             1996             1995
                                               ------------   -----------   ------------   ---------------   --------------
                                                      (unaudited)
Cash flows from operating activities
 Net income (loss) .........................    $  665,000     $  35,000     $  962,000     $    112,000      $    (65,000)
 Adjustments to reconcile net income
   (loss) to net cash (used in)
   provided by operating activities
   Decrease (increase) decrease in
    other assets ...........................        41,000        19,000        (18,000)          31,000            (4,000)
   (Decrease) increase in other
    liabilities ............................       (78,000)        2,000         39,000            4,000           (69,000)
   Other ...................................        58,000       (17,000)       (17,000)          74,000            24,000
   Equity in undistributed (income)
    loss of subsidiary .....................      (663,000)      (35,000)      (988,000)        (198,000)           10,000
                                                ----------     ---------     ----------     ------------      ------------
    Net cash (used in) provided by
      operating activities .................        23,000         4,000        (22,000)          23,000          (104,000)
                                                ----------     ---------     ----------     ------------      ------------
Cash flows from investing activities
 Investment in subsidiary ..................      (500,000)           --       (325,000)      (1,318,000)       (1,090,000)
                                                ----------     ---------     ----------     ------------      ------------
    Net cash used in investing
      activities ...........................      (500,000)           --       (325,000)      (1,318,000)       (1,090,000)
                                                ----------     ---------     ----------     ------------      ------------
Cash flows from financing activities
 Proceeds from shareholders' notes .........       248,000            --         73,000          876,000         1,090,000
 Proceeds from issuance of Common
   Stock ...................................       252,000                      252,000          442,000                --
                                                ----------                   ----------     ------------      ------------
    Net cash provided by (used in)
      financing activities .................       500,000            --        325,000        1,318,000         1,090,000
                                                ----------     ---------     ----------     ------------      ------------
    Net increase (decrease) in cash
      and cash equivalents .................        23,000         4,000        (22,000)          23,000          (104,000)
Cash and cash equivalents at beginning
 of year ...................................         7,000        29,000         29,000            6,000           110,000
                                                ----------     ---------     ----------     ------------      ------------
Cash and cash equivalents at end of
 year ......................................    $   30,000     $  33,000     $    7,000     $     29,000      $      6,000
                                                ==========     =========     ==========     ============      ============

CRUSADER HOLDING CORPORATION AND SUBSIDIARY

--------------------------------------------------------------------------------

NOTE U -- PROPOSED PUBLIC OFFERING (UNAUDITED)

     The Company anticipates a public offering in January 1998 of 1,000,000 shares (the Shares) of common stock, $0.01 value per share. The Shares may be purchased separately and will be separately tradable immediately upon issuance. The Company has granted to the underwriters of such offering a 30-day option to purchase up to an additional 150,000 shares of common stock on the same terms and conditions as set forth above solely to cover overallotments.

     On December 8, 1997, the Board of Directors and shareholders have adopted a Directors' Stock Option Plan (the Directors' Plan). Certain directors are eligible to receive, at no cost to them, options under the Directors' Plan. Options granted under the Directors' Plan are non-qualified stock options (options that do not afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the Internal Revenue Code but that normally result in tax deductions to the Company). Options granted under the Directors' Plan are five-year options at the fair market value of the common stock at the time of the grant. Options vest in accordance with the terms of the grant. Upon termination from the Company, except in cases of death, the option shares expire after 30 days. Option shares may be paid in cash, shares of the common stock, or a combination of both. An aggregate of 100,000 shares of common stock have been reserved under the Directors' Plan.

     On December 8, 1997, the Board of Directors and shareholders have adopted an Employee Stock Option Plan (the Employee Plan). Employees are eligible to receive, at no cost to them, options under the Employee Plan. Options granted under the Employee Plan are non-qualified stock options (options that do not afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the Internal Revenue Code but that normally result in tax deductions to the Company). Options granted under the Employee Plan are five-year options at the fair market value of the common stock at the time of the grant. Options vest in accordance with the terms of the grant. Upon termination from the Company, except in cases of death, the option shares expire after 30 days. Option shares may be paid in cash, shares of the common stock, or a combination of both. An aggregate of 200,000 shares of common stock have been reserved under the Employee Plan. On December 8, 1997, the Company granted options to acquire an aggregate of 20,000 shares of common stock at an exercise price of $12.00 per share to the President of the Bank.

==============================================================================
       No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities offered hereby to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of the Company since the date hereof.

                     -----------------------------------

                               TABLE OF CONTENTS



                                                          Page
                                                          ----
Prospectus Summary ..................................        3
Risk Factors ........................................       10
Use of Proceeds .....................................       15
Dividends ...........................................       15
Capitalization ......................................       16
Dilution ............................................       17
Selected Consolidated Financial Data ................       18
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .......................................       20
Business ............................................       40
Supervision and Regulation ..........................       46
Taxation ............................................       52
Management ..........................................       53
Certain Relationships and Related
   Transactions .....................................       59
Security Ownership of Certain Beneficial
   Owners and Management ............................       60
Certain Restrictions on Acquisition of the
   Company and the Bank .............................       61
Certain Anti-Takeover Provisions in the
   Articles of Incorporation and Bylaws .............       61
Description of the Capital Stock ....................       64
Shares Eligible for Future Sale .....................       65
Underwriting ........................................       66
Validity of Securities ..............................       67
Experts .............................................       67
Available Information ...............................       68
Index to Consolidated Financial Statements ..........      F-1

       Until , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


==============================================================================

==============================================================================

                                1,000,000 Shares



                               [GRAPHIC OMITTED]


                                   CRUSADER
                                    HOLDING
                                  CORPORATION



                                 Common Stock





                                 ------------
                                  PROSPECTUS
                                 ------------


                                 Advest, Inc.




                                February , 1998







==============================================================================

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.


     The following table sets forth the estimated amount of various expenses in connection with the sale and distribution of the securities being registered:

            SEC registration fee ......................    $  5,428
            NASD filing fee ...........................       2,340
            Nasdaq National Market filing fee .........      23,250
            Printing and engraving expenses ...........      85,000
            Legal fees and expenses
             (including blue sky fees and expenses) ...     150,000
            Accounting fees and expenses ..............      75,000
            Transfer agent fees .......................       5,000
            Miscellaneous .............................      53,982
                                                           --------
            Total .....................................    $400,000
                                                           ========
Item 14. Indemnification of Directors and Officers.

     The Pennsylvania Business Corporation Law of 1988 authorizes the Company to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Company's Bylaws include the following provisions:


                                  Article VII

     7.1 INDEMNIFICATION OF DIRECTORS, OFFICERS, AND OTHER PERSONS. The Corporation shall indemnify any director, officer, employee or agent of the Corporation or any of its subsidiaries who was or is an "authorized representative" of the Corporation (which shall mean, for the purpose of this Article, a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Corporation, its shareholders or otherwise) by reason of the fact that such person was or is an authorized representative of the Corporation to the fullest extent permitted by law, including without limitation indemnification against expenses (which shall include for purposes of this Article attorneys' fees and disbursements), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. If an authorized representative is not entitled to indemnification in respect of a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such person to the maximum extent for the remaining portion of the liabilities.

     7.2 ADVANCEMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any person entitled to indemnification under Section 7.1 in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article and may pay such expenses in advance on behalf of any employee or agent on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be prerequisite to the making of an advance.

     7.3 EMPLOYEE BENEFIT PLANS. For purposes of this Article, the Corporation shall be deemed to have requested an officer, director, employee or agent to serve as fiduciary with respect to an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person as a fiduciary with respect to the plan; excise taxes assessed on an authorized representative with respect to any transaction with an employee benefit plan shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

     7.4 SECURITY FOR INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Directors shall deem appropriate.

     7.5 RELIANCE UPON PROVISIONS. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

     7.6 AMENDMENT OR REPEAL. All rights of indemnification under this Article shall be deemed a contract between the Corporation and the person entitled to indemnification under this Article pursuant to which the Corporation and each such person intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not limit, but may expand, any rights or obligations in respect of any proceeding whether commenced prior to or after such change to the extent such proceeding pertains to actions or failures to act occurring prior to such change.

     7.7 SCOPE OF ARTICLE. The indemnification, as authorized by this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be an officer, director, employee or agent in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors and administrators of such person.

     The Company maintains a policy of directors' and officers' liability insurance.

Item 15. Recent Sales of Unregistered Securities.

     Since December 1, 1994, the Registrant has issued and sold the following unregistered securities:

     1. On March 1, 1996, the Company issued an amended and restated promissory note in the principal amount of $2,044,622 and issued 675,000 shares of Common Stock to Thomas J. Knox, Chairman of the Board and Chief Executive Officer of the Company. Such shares were issued in connection with a twenty-eight-for-one split of the Common Stock, effected in the form of a stock dividend.

     2. On March 1, 1996, the Company issued an amended and restated promissory note in the principal amount of $876,267 and issued 300,000 shares of Common Stock to Bruce A. Levy, President and a director of the Company, for an aggregate price of $1,318,000.

     3. On December 31, 1996, the Company issued 42,000 shares of Common Stock to Thomas J. Knox, for an aggregate price of $140,000.

     4. On December 31, 1996, the Company issued 18,000 shares of Common Stock to Bruce A. Levy, for an aggregate price of $60,000.

     5. On January 31, 1997, the Company issued five exchangeable promissory notes, each in the principal amount of $13,800, and issued 5,000 shares of Common Stock, to each of Ronald L. Caplan, D. Walter Cohen, D.D.S., Daniel DiLella, Joel S. Lawson III and Brian McAdams, each of whom is a director of the Company. The aggregate price received by the Registrant from each such director was $25,000.

     6. On September 30, 1997, the Company issued a promissory note in the principal amount of $173,606 and issued 63,000 shares of Common Stock to Thomas
J. Knox, for an aggregate price of $350,000 and the Company issued a promissory note in the principal amount of $74,403 and issued 27,000 shares of Common Stock to Bruce A. Levy, for an aggregate price of $150,000.

     7. Effective November 30, 1997, the Company issued 150,000 shares of its Common Stock to Jeffrey K. Rafsky in exchange for 50 shares of CMC stock.

     8. On December 8, 1997, the Company granted options to purchase an aggregate of 20,000 shares of Common Stock at an exercise price of $12.00 per share to Joseph T. Crowley, President of the Bank.

     The Company believes that the transactions described above were exempt from registration under Sections 3(a)(9), 3(b) or 4(2) of the Securities Act because the subject securities were, respectively, either (i) exchanged by the issuer with its existing security holders exclusively, with no commission or other remuneration being paid or given directly or indirectly for soliciting such exchange; (ii) issued pursuant to a compensatory benefit plan pursuant to Rule 701 under the Securities Act; or (iii) sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates evidencing the shares and/or agreements relating to the right to purchase such shares described above.


Item 16. Exhibits and Financial Statement Schedules.

   Exhibit
     No.                                                       Exhibit
-------------   -----------------------------------------------------------------------------------------------------
 1              Form of Underwriting Agreement.
 3.1            Amended and Restated Articles of Incorporation of the Registrant.*
 3.2            Amended and Restated Bylaws of the Registrant.*
 4.1            Form of certificate evidencing Common Stock of the Registrant.
 4.2(a)         Subscription and Shareholders' Agreement, dated as of March 1, 1996, by and among the
                Registrant, Thomas J. Knox and Bruce A. Levy.*
 4.2(b)         Amendment of Shareholders' Agreement, dated January 31, 1997, among the Registrant,
                Thomas J. Knox, Bruce A. Levy, Daniel DiLella, Joel S. Lawson III, Brian McAdams and
                Ronald Caplan.*
 4.2(c)         Joinder among the Registrant and D. Walter Cohen, dated January 31, 1997, to Subscription and Shareholders' Agreement dated March 1, 1996, as amended by Amendment of Shareholders'
                Agreement dated January 31, 1997.*
 4.2(d)         Second Amendment of Shareholders' Agreement, dated as of January 9, 1998, among the
                Registrant, Thomas J. Knox, Bruce A. Levy, Daniel DiLella, Joel S. Lawson III, Brian
                McAdams, Ronald Caplan, D. Walter Cohen, Jeffrey K. Rafsky and Satellite Mortgage
                Corporation.
 4.3            Amended and Restated Promissory Note, dated as of March 1, 1996, issued to Thomas J.
                Knox.*
 4.4            Amended and Restated Promissory Note, dated as of March 1, 1996, issued to Bruce A.
                Levy.*
 4.5            Exchangeable Promissory Note, dated as of January 31, 1997, issued to Daniel DiLella.*
 4.6            Exchangeable Promissory Note, dated as of September 30, 1997, issued to Thomas J. Knox.*
 4.7            Exchangeable Promissory Note, dated as of September 30, 1997, issued to Bruce A. Levy.*
 5              Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding legality of securities being registered.
10.1            Directors' Stock Option Plan.*+
10.2            Employees Stock Option Plan.*+
10.3            Employment Agreement, dated as of March 1, 1996, between the Registrant and Bruce A.
                Levy.*+
10.4            Employment Agreement, dated as of December 11, 1997, between Crusader Savings Bank, FSB and Joseph T. Crowley.*+
10.5            Management Agreement, dated as of March 1, 1996, between the Registrant and Crusader
                Savings Bank, FSB.*
10.6            Lease Agreement and Indenture of Lease, dated as of April 30, 1994, by Walnut Square
                Partners and Crusader Savings Bank, FSB.*
10.7            Lease Agreement, dated as of July 1, 1984, by Goldie Sabel and Crusader Savings Bank,
                FSB.*

10.8            Agreement, dated as of November 30, 1997, among the Registrant, Crusader Savings Bank,
                FSB, Crusader Mortgage Corporation and Jeffrey K. Rafsky.
10.9(a)         Letter Agreement, dated as of July 8, 1996, among Crusader Savings Bank, FSB and Robert
                W. Stein.*
10.9(b)         Letter Agreement, dated as of September 13, 1996, among Crusader Savings Bank, FSB and
                Gary Snyder.*
10.9(c)         Shareholders' Agreement, dated as of October 2, 1996, by and among Crusader Savings Bank,
                FSB, Robert H. Stein, Gary Snyder and Crusader Servicing Corporation.*
10.10(a)        Letter Agreement, dated as of July 31, 1997, among Crusader Savings Bank, FSB and Michael
                D. Kushner and Gregory K. Kushner.*
10.10(b)        Subscription and Shareholders' Agreement, dated as of September 16, 1997, by and among
                Crusader Savings Bank, FSB, Michael D. Kushner, Gregory K. Kushner and Crusader Mortgage
                Corporation of Delaware.*
10.11(a)        Letter Agreement, dated as of November 7, 1997, among Crusader Savings Bank, FSB and
                Haiching Zhao, Ph.D.*
10.11(b)        Subscription and Shareholders' Agreement, dated as of December 11, 1997, by and among
                Crusader Savings Bank, FSB, Haiching Zhao, Ph.D. and National Chinese Mortgage
                Corporation.*
21              Subsidiaries of the Registrant.*
23.1            Consent of Grant Thornton LLP.
23.2            Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
24              Power of Attorney (included in signature page).*
27              Financial Data Schedule.*

---------------------
+Constitutes a management contract or compensatory plan.
*Previously filed.

Item 17. Undertakings.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania, on January 23, 1998.

                                            CRUSADER HOLDING CORPORATION

                                            By: /s/ Bruce A. Levy
                                                -------------------------------
                                                Bruce A. Levy
                                                President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bruce A. Levy          President and Director             January 23, 1998
---------------------      (principal executive officer)
Bruce A. Levy

*                          Chairman and Director              January 23, 1998
---------------------      (principal executive officer)
Thomas J. Knox

*                          Vice President, Secretary and      January 23, 1998
---------------------      Treasurer (principal financial
Joseph T. Crowley          and accounting officer)


*                          Director                           January 23, 1998
---------------------
Paul Bachow

*                          Director                           January 23, 1998
---------------------
Ronald L. Caplan

*                          Director                           January 23, 1998
---------------------
D. Walter Cohen

*                          Director                           January 23, 1998
---------------------
Daniel DiLella

*                          Director                           January 23, 1998
---------------------
Linda R. Knox

*                          Director                           January 23, 1998
---------------------
Joel S. Lawson III

*                          Director                           January 23, 1998
---------------------
Brian McAdams

*By /s/ Bruce A. Levy
   ------------------
   Bruce A. Levy
   Attorney-in-Fact

                                    EXHIBIT INDEX

   Exhibit
     No.                                        Description                                                    Page
-------------                                  -------------                                                   ----
 1              Form of Underwriting Agreement.
 3.1            Amended and Restated Articles of Incorporation of the Registrant.*
 3.2            Amended and Restated Bylaws of the Registrant.*
 4.1            Form of certificate evidencing Common Stock of the Registrant.
 4.2(a)         Subscription and Shareholders' Agreement, dated as of March 1, 1996, by and among the
                Registrant, Thomas J. Knox and Bruce A. Levy.*
 4.2(b)         Amendment of Shareholders' Agreement, dated January 31, 1997, among the Registrant,
                Thomas J. Knox, Bruce A. Levy, Daniel DiLella, Joel S. Lawson III, Brian McAdams and
                Ronald Caplan.*
 4.2(c)         Joinder among the Registrant and D. Walter Cohen, dated January 31, 1997, to Subscription and Shareholders' Agreement dated March 1, 1996, as amended by Amendment of Shareholders'
                Agreement dated January 31, 1997.*
 4.2(d)         Second Amendment of Shareholders' Agreement, dated as of January 9, 1998, among the
                Registrant, Thomas J. Knox, Bruce A. Levy, Daniel DiLella, Joel S. Lawson III, Brian
                McAdams, Ronald Caplan, D. Walter Cohen, Jeffrey K. Rafsky and Satellite Mortgage
                Corporation.
 4.3            Amended and Restated Promissory Note, dated as of March 1, 1996, issued to Thomas J.
                Knox.*
 4.4            Amended and Restated Promissory Note, dated as of March 1, 1996, issued to Bruce A.
                Levy.*
 4.5            Exchangeable Promissory Note, dated as of January 31, 1997, issued to Daniel DiLella.*
 4.6            Exchangeable Promissory Note, dated as of September 30, 1997, issued to Thomas J. Knox.*
 4.7            Exchangeable Promissory Note, dated as of September 30, 1997, issued to Bruce A. Levy.*
 5              Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding legality of securities being registered.
10.1            Directors' Stock Option Plan.*+
10.2            Employees Stock Option Plan.*+
10.3            Employment Agreement, dated as of March 1, 1996, between the Registrant and Bruce A.
                Levy.*+
10.4            Employment Agreement, dated as of December 11, 1997, between Crusader Savings Bank, FSB and Joseph T. Crowley.*+
10.5            Management Agreement, dated as of March 1, 1996, between the Registrant and Crusader
                Savings Bank, FSB.*
10.6            Lease Agreement and Indenture of Lease, dated as of April 30, 1994, by Walnut Square
                Partners and Crusader Savings Bank, FSB.*
10.7            Lease Agreement, dated as of July 1, 1984, by Goldie Sabel and Crusader Savings Bank,
                FSB.*

10.8            Agreement, dated as of November 30, 1997, among the Registrant, Crusader Savings Bank,
                FSB, Crusader Mortgage Corporation and Jeffrey K. Rafsky.
10.9(a)         Letter Agreement, dated as of July 8, 1996, among Crusader Savings Bank, FSB and Robert
                W. Stein.*
10.9(b)         Letter Agreement, dated as of September 13, 1996, among Crusader Savings Bank, FSB and
                Gary Snyder.*
10.9(c)         Shareholders' Agreement, dated as of October 2, 1996, by and among Crusader Savings Bank,
                FSB, Robert H. Stein, Gary Snyder and Crusader Servicing Corporation.*
10.10(a)        Letter Agreement, dated as of July 31, 1997, among Crusader Savings Bank, FSB and Michael
                D. Kushner and Gregory K. Kushner.*
10.10(b)        Subscription and Shareholders' Agreement, dated as of September 16, 1997, by and among
                Crusader Savings Bank, FSB, Michael D. Kushner, Gregory K. Kushner and Crusader Mortgage
                Corporation of Delaware.*
10.11(a)        Letter Agreement, dated as of November 7, 1997, among Crusader Savings Bank, FSB and
                Haiching Zhao, Ph.D.*
10.11(b)        Subscription and Shareholders' Agreement, dated as of December 11, 1997, by and among
                Crusader Savings Bank, FSB, Haiching Zhao, Ph.D. and National Chinese Mortgage
                Corporation.*
21              Subsidiaries of the Registrant.*
23.1            Consent of Grant Thornton LLP.
23.2            Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
24              Power of Attorney (included in signature page).*
27              Financial Data Schedule.*

---------------------
+Constitutes a management contract or compensatory plan.
*Previously filed.